AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 4, 2010

1933 ACT REGISTRATION NO. 333-162553

1940 ACT REGISTRATION NO. 811-21988

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933  ☒

PRE-EFFECTIVE AMENDMENT NO. 3

POST-EFFECTIVE AMENDMENT NO.

AND

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940  ☒

POST-EFFECTIVE AMENDMENT NO. 16

(CHECK APPROPRIATE BOX OR BOXES)

PRIAC VARIABLE CONTRACT ACCOUNT A

(Exact Name of Registrant)

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

(Name of Depositor)

280 TRUMBULL STREET

HARTFORD, CONNECTICUT 06103-3509

(860) 534-2000

(Address and telephone number of depositor’s principal executive offices)

ADAM SCARAMELLA

VICE PRESIDENT AND CORPORATE COUNSEL

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

200 WOOD AVENUE SOUTH

ISELIN, NJ 08830-2706

(Name and address of agent for service)

COPIES TO: THOMAS C. SCHIAFFO

VICE PRESIDENT AND CORPORATE COUNSEL

280 TRUMBULL STREET

HARTFORD, CONNECTICUT 06103-3509

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

Title of Securities Being Registered:

Interests in Group and Individual Variable Annuity Contracts

PRUDENTIAL RETIREMENT SECURITY ANNUITY IV

PROSPECTUS: May 5, 2010

This prospectus describes the Prudential Retirement Security Annuity IV, a flexible premium deferred annuity (the “Annuity” or “Contract”) offered by Prudential Retirement Insurance and Annuity Company (“PRIAC”, the “Company”, “we”, “our” or “us”) and the PRIAC Variable Contract Account A. The Annuity may be offered as an individual annuity contract or as an interest in a group annuity. When offered as an interest in a group annuity, “Contract” or “Annuity” also means any certificate providing rights and benefits to a person to whom the certificate is issued. The Annuity or certain of its investment options or features may not be available in all states. Various rights and benefits may differ between states to meet applicable laws and regulations.

The Annuity is sold by PRIAC to retirement plans and accounts qualifying for federal tax benefits under sections 401(a), 403(b), 403(c), 408, 408A or 457 of the Internal Revenue Code of 1986, as amended (“Code”). We may require the custodian of any Individual Retirement Account “IRA,” within the meaning of section 408 of the Code, be our designated affiliate. Eligible investors may contribute Purchase Payments to the Annuity subject to our underwriting guidelines and the Code.

Currently, the Annuity is available to fund the following plan types:

•	Plan Type A: A custodial account established as an IRA.

•	Plan Type B: An employment based retirement plan or arrangement.

Prudential Retirement Security Annuity IV is not available for the transfer or conversion of Prudential IncomeFlex Target Benefit guarantees under a qualified retirement plan sponsored by your employer or union that offers an in-plan Prudential IncomeFlex Target Benefit.

If you are purchasing the Annuity as a replacement for existing variable annuity or variable life coverage, you should consider, among other things, any surrender or penalty charges you may incur when replacing your existing coverage. Before purchasing this Annuity, you also should consider whether its features and benefits meet your needs and goals. In particular, you should consider the relative features, benefits and costs of this Annuity compared with those in your retirement plan or elsewhere before transferring assets to this Annuity. PRIAC is a wholly-owned subsidiary of The Prudential Insurance Company of America.

Please Read this Prospectus

This prospectus describes important features of the Annuity and what you should consider before purchasing it. Please read this prospectus before purchasing the Annuity and keep it for future reference. The accompanying prospectuses for the underlying mutual fund(s) contain important information about the mutual fund(s). When you invest in a Variable Investment Option, you should read the underlying mutual fund prospectus and keep it for future reference.

The Funds

The Annuity offers a Variable Investment Option, a sub-account of the PRIAC Variable Contract Account A, that invests in an underlying mutual fund portfolio. The sub-account invests in the Prudential Asset Allocation Fund of the Prudential Investments Portfolios, Inc.

The fund available under this Contract may also be available for direct purchase outside of an annuity or life insurance contract. If you purchase shares of the fund directly from a broker-dealer or mutual fund company, you will not pay contract or separate account charges, but you also will not have annuity options or insurance features available. Because of these additional contract and separate account charges, you should refer only to return information regarding the fund available through PRIAC or your employer, rather than to information that may be available through alternate sources.

The tax advantages available with this Contract may exist solely from its purchase through retirement plans or accounts qualifying for federal tax benefits under sections 401(a), 403(b), 403(c), 408, 408A or 457 of the Code. In contrast to many variable annuities, because this Contract can invest in a fund available to the general public, if the Contracts are not issued or purchased through one of these types of retirement plans, the taxes on gains may not be deferred. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the Contract (including annuity income), before you purchase the Contract in a tax-qualified plan.

To Learn More about Prudential Retirement Security Annuity IV

To learn more about the Prudential Retirement Security Annuity IV, you can request a copy of the Statement of Additional Information (SAI) dated May 5, 2010. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. PRIAC may also file other reports with the SEC. All of these filings can be reviewed and copied at the SEC’s offices, and can also be obtained from the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. (See SEC file number 333-162553). You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. The SEC also maintains a Web site (http://www.sec.gov) that contains the Prudential Retirement Security Annuity IV SAI, material incorporated by reference, and other information regarding registrants that file electronically with the SEC. The Table of Contents of the SAI is set forth in Section 10 of this prospectus. For a free copy of the SAI, call us at (877) 778-2100, or write to us at Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789.

The SEC has not determined that this Contract is a good investment, nor has the SEC determined that this prospectus is complete or accurate. It is a criminal offense to state otherwise. Investment in a variable annuity contract is subject to risk, including the possible loss of your money. An investment in the Annuity is not a bank deposit and is not insured by the Federal Deposit Insurance Corporation or any other government agency.

Prudential Financial and the Rock Prudential logo are registered service marks of The Prudential Insurance Company of America, Newark, NJ, and its affiliates.

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Part I Summary

Prudential Retirement Security Annuity IV

Prospectus

Glossary

We have tried to make this prospectus as easy to read and understand as possible. By the nature of the Contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. Certain terms within this prospectus are described within the text where they appear. The descriptions of those terms may not be repeated in this glossary.

ACCUMULATION PHASE

The period that begins with the Contract Date (which we define below) and ends on your Annuity Date (defined below), or earlier if the Contract is terminated through a full withdrawal or payment of a Death Benefit.

ADJUSTED CONTRACT VALUE

When you begin receiving Annuity Payments, the value of your Contract minus any charge we impose for premium taxes.

ANNUAL GUARANTEED WITHDRAWAL AMOUNT

Under the terms of the Prudential IncomeFlex Target Benefit, an amount that you may withdraw each Birthday Year as long as you live (if the optional Spousal Benefit is elected, then until the last to die of you and your spouse). The Annual Guaranteed Withdrawal Amount is set initially as a percentage of the Income Base, but will be adjusted to reflect subsequent Purchase Payments, Excess Withdrawals and any Step-Up. We may refer to this amount as the “Lifetime Annual Withdrawal Amount” in materials other than this prospectus.

ANNUITANT

The person whose life determines the amount of Annuity Payments that will be paid.

ANNUITY DATE

The date you elect to begin Annuity Payments (annuitization). We define Annuity Payments below.

ANNUITY OPTIONS

Options under the Contract that define the frequency and duration of Annuity Payments. In your Contract, we also refer to these as payout Annuity Options. See Section 3, “What Kind Of Payments Will I Receive During The Annuity Phase?”

ANNUITY PAYMENTS

Payments made on or after your Annuity Date in accordance with the Annuity Option you select. Annuity Payments under the payout or Annuity Options are not considered to be withdrawals for any purposes, including withdrawals under the Prudential IncomeFlex Target Benefit. For more information about guaranteed withdrawals, see “Withdrawals With The Prudential IncomeFlex Target Benefit” in Section 5, “What Is The Prudential IncomeFlex® TargetSM Benefit?”

ANNUITY PHASE

The period that begins with the Annuity Date and ends when there are no further Annuity Payments due under the Annuity Option you select.

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BENEFICIARY

The person(s) or entity you have chosen to receive the Death Benefit.

BIRTHDAY

Each anniversary of your date of birth. If this date is not a Business Day, then the Birthday will be the last Business Day immediately preceding the anniversary of your date of birth.

BIRTHDAY YEAR

Each year beginning on the Birthday and ending on the last Business Day preceding the next Birthday.

BUSINESS DAY

A day on which the New York Stock Exchange is open for business. A Business Day ends as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern Time). Our Business Day may close earlier than 4:00 p.m. Eastern Time, for example, if regular trading on the New York Stock Exchange closes early.

CODE

The Internal Revenue Code of 1986, as amended.

CONTRACT DATE

The date we accept your initial Purchase Payment and all necessary paperwork in Good Order at the Prudential Retirement Service Center. Contract anniversaries are measured from the Contract Date. A Contract year starts on the Contract Date or on a Contract anniversary. For Plan Type B, if after the Contract Date and before the Lock-In Date the Contract Value is equal to $0.00, then any subsequent allocation to a Variable Investment Option, permitted by us, on behalf of a Participant shall create a new Contract Date.

CONTRACT OWNER, OWNER OR YOU

The person entitled to the ownership rights under the Contract. With an annuity issued as a certificate under a group annuity contract, the person to whom the certificate is issued evidencing his or her rights and benefits in the certificate. See definition of Plan Contract Holder below, with respect to group annuity contract holders in connection with Plan Type B.

CONTRACT VALUE

The total value of your Contract, equal to the sum of the values of your investment in each investment option. Your Contract Value will go up or down based on the performance of the investment options.

DEATH BENEFIT

If a Death Benefit is payable, the Beneficiary you designate will receive the Contract Value. See Section 4, “What Is The Death Benefit?”

EXCESS WITHDRAWALS

Withdrawals in each Birthday Year in excess of the Annual Guaranteed Withdrawal Amount. Each Excess Withdrawal reduces your Income Base and thus your Annual Guaranteed Withdrawal Amount in the same proportion as the Contract Value was reduced by the Excess Withdrawal. See Section 5, “What Is The Prudential IncomeFlex® TargetSM Benefit?”

GOOD ORDER

An instruction received at the Prudential Retirement Service Center, utilizing such forms, signatures and dating, as we require which is sufficiently clear that we do not need to exercise any discretion to follow such instructions and which has been confirmed by the Contract Owner or your employer, if required.

GUARANTEED WITHDRAWAL PERCENTAGE

The percentage of the Income Base used to determine the Annual Guaranteed Withdrawal Amount. See Section 5, “What Is The Prudential IncomeFlex® TargetSM Benefit?”

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HIGHEST BIRTHDAY VALUE

For purposes of determining the Income Base, the Contract Value on the Contract Date, and thereafter the highest Contract Value attained on each Birthday, until the Lock-In Date. This value is adjusted for withdrawals and subsequent contributions. See Section 5, “What Is The Prudential IncomeFlex® TargetSM Benefit?”

INCOME BASE

The Income Base is used to determine the Annual Guaranteed Withdrawal Amount. On the Lock-In Date, your Income Base is equal to the greater of: (A) the Highest Birthday Value or (B) the Contract Value when you lock in your Annual Guaranteed Withdrawal Amount (that is, the Contract Value on the Business Day prior to the Lock-In Date). Thereafter, the Income Base may increase or decrease, resulting from additional Purchase Payments, Withdrawals and/or Step-Up Amounts. Prior to the Lock-In Date, it equals your Highest Birthday Value and is only determined for reference purposes.

INDIVIDUAL RETIREMENT ACCOUNT (IRA)

Individual Retirement Account within the meaning of Section 408 or 408A of the Code. We may require that the custodian of the IRA funded by the Annuity be our designated affiliate. This Contract is issued as a nonqualified annuity. In order for it to be used for an IRA, the Contract must be issued to a custodial account established as an IRA.

LOCK-IN DATE

The date you elect to lock in your Annual Guaranteed Withdrawal Amount under this Annuity. You must attain age 55 to select a Lock-In Date (both you and your spouse must attain age 55 to select a Lock-In Date for the Spousal Benefit).

PARTICIPANT

A Participant in a retirement plan or arrangement within the meaning of Plan Type B.

PLAN CONTRACT HOLDER

The employer, trust or association to which a group annuity contract has been issued when the Annuity is used to fund Plan Type B.

PLAN TYPE A

A custodial account established as an IRA.

PLAN TYPE B

An employment based retirement plan or arrangement qualifying for favorable tax treatment under the Code. For example, this would include retirement plans qualifying for tax benefits under sections 401(a), 403(b) or 457 of the Code.

PRUDENTIAL INCOMEFLEX TARGET BENEFIT OR INCOMEFLEX TARGET BENEFIT

A standard feature of the Annuity that guarantees your ability to withdraw a percentage of an initial notional value called the Income Base for your life if certain conditions are satisfied. A charge for this guarantee is deducted from the value of your investment options.

PRUDENTIAL RETIREMENT SERVICE CENTER

For general correspondence or express overnight mail: Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789. The phone number is (877) 778-2100. Prudential’s Web site is www.prudential.com/online/retirement.

PURCHASE PAYMENTS

The amount of money you pay us to purchase the Contract initially and any amounts deposited as additional Purchase Payments after the Contract Date, including payments allocated from other investment options and contracts. Generally, subject to limits of the Code and, if applicable, your plan or custodial account agreement, you can make additional Purchase Payments at any time during the Accumulation Phase.

SEPARATE ACCOUNT

Purchase Payments allocated to the Variable Investment Option are held by us in a separate account called PRIAC Variable Contract Account A. The Separate Account is set apart from all of the general assets of PRIAC.

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SPOUSAL BENEFIT

An optional version of the Prudential IncomeFlex Target Benefit, if elected and certain conditions are satisfied, which extends guaranteed withdrawals until the last to die of you and your spouse. While there is no additional charge for this version of the benefit, any Annual Guaranteed Withdrawal Amounts will be less than if you had not elected it.

STATEMENT OF ADDITIONAL INFORMATION

A document containing certain additional information about the Prudential Retirement Security Annuity IV. We have filed the Statement of Additional Information with the Securities and Exchange Commission and it is legally a part of this prospectus. To learn how to obtain a copy of the Statement of Additional Information, see the front cover of this prospectus.

STEP-UP AMOUNT

The excess, if any, of the Contract Value over the Income Base, determined annually as of the Step-Up Date.

STEP-UP DATE

After the Lock-In Date, the Business Day that immediately precedes your Birthday.

TAX DEFERRAL

This is a way to increase your assets without currently being taxed. Generally, you do not pay taxes on your Contract earnings until you take money out of your Contract. You should be aware that the only way to receive Tax Deferral for the value in this Contract is for it to be held in a tax favored plan (an employment based retirement plan or Individual Retirement Account), which provides Tax Deferral regardless of whether it invests in annuity contracts. See Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?”

VARIABLE INVESTMENT OPTION

When you choose a Variable Investment Option, we purchase shares of the underlying mutual fund, which we may refer to as a fund or portfolio, that are held as an investment for that option. We hold these shares in the Separate Account. The division of the Separate Account of PRIAC that invests in a particular mutual fund is referred to in your Contract as a sub-account.

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Summary Of Contract Expenses

The purpose of this summary is to help you to understand the costs you will pay for the Prudential Retirement Security Annuity IV. The following tables describe the fees and expenses you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses you will pay when you buy the Contract, surrender the Contract, or transfer cash value between investment options. Fees and expenses apply to all plan types (Plan Type A and Plan Type B).

For more detailed information, including additional information about current and maximum charges, see Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity IV?” The accompanying individual mutual fund prospectuses contain detailed expense information about the underlying mutual funds.

CONTRACT OWNER TRANSACTION EXPENSES

Transfer Fee[1]	Current	Maximum
Each transfer after 12 in a Contract year	$0	$30

Charge for Premium Tax Imposed On Us By Certain States/Jurisdictions[2]
As a Percentage of Contract Value		0% to 3.5%

1 Currently, we do not impose a transfer fee. As shown in the table, we may begin to charge a transfer fee up to a maximum of $30 for each transfer. Additionally, there is presently one Variable Investment Option available in this Contract, thus precluding transfers.

2 For additional information see “Taxes Attributable to Premium” in Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity IV

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including underlying mutual fund fees and expenses.

PERIODIC ACCOUNT EXPENSES

	Current	Maximum
Annual Contract Fee[3]	$0	$150

Insurance and Administrative Expenses

AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS OF THE SUB-ACCOUNTS

	Plan Type A		Plan Type B4
	Current	Maximum	Current	Maximum
Insurance and Administrative Charge[5]	0.65%	1.75%	0.00%	1.50%
IncomeFlex Target Benefit[6]	1.00%	1.50%	1.15%	1.50%
Total Annual Charge with the IncomeFlex Target Benefit[7]	1.65%	3.25%	1.15%	3.00%

3 Currently, we waive this fee. As shown in the table, we can increase this fee in the future up to a maximum of $150, but we have no current intention to do so.

4 We may reduce stated fees under particular contracts issued to fund Plan Type B as to which, due to economies of scale and other factors, our administrative costs are reduced.

5 As shown in the table, we can increase this charge up to a maximum of 1.75% for Plan Type A and 1.50% for Plan Type B, but we have no current intention to do so. Any increase in this charge would apply immediately to the daily value of the Contract. We will give you written notice before increasing this charge.

6 As shown in the table, we can increase this charge up to a maximum of 1.50% for both Plan Types A and B, but we have no current intention to do so. Any increase in this charge would apply only to new Purchase Payments and Step-Up transactions after the effective date of the increase. We will give you written notice before increasing this charge.

7 The total annual charge is the sum of the insurance and administrative charge and the charge for the base IncomeFlex Target Benefit.

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TOTAL ANNUAL MUTUAL FUND OPERATING EXPENSES

The next item shows the operating expenses charged by the underlying mutual funds, which are deducted from the underlying mutual fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses that you may pay periodically during the time that you own the Contract. More detail on the underlying mutual fund’s fees and expenses is contained below and in the fund’s prospectus. The total operating expenses depicted below are based on historical fund expenses, as of the fiscal year ended, September 30, 2009, for Class Z shares of the Prudential Asset Allocation Fund (the “Prudential Fund”). Fund expenses are not fixed or guaranteed by the Prudential Retirement Security Annuity IV Contract, and may vary from year to year.

Total Annual Underlying Mutual Fund Operating Expense	0.97%

UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES

ANNUAL PORTFOLIO OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM PORTFOLIO ASSETS, IN %)

	Management Fees	Other Expenses	Total Annual Portfolio Operating Expenses
Prudential Asset Allocation Fund (Class Z)	0.65%	0.32%	0.97%

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Expense Example

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses, and underlying mutual fund fees and expenses.

The example assumes that you invest $10,000 in the Contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the mutual funds, for their most recent fiscal year end, which do not reflect any expense reimbursements or waivers. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as indicated in the tables that follow.

EXPENSES WITH PRUDENTIAL INCOMEFLEX TARGET BENEFIT

Examples 1 and 2 assume the following:

•	You invest $10,000 in Prudential Retirement Security Annuity IV;
•	You allocate all of your assets to the Variable Investment Option, which has the maximum total operating expenses;
•	Your investment has a 5% return each year;
•	The mutual fund’s total operating expenses remain the same each year;
•	No tax charge applies; and
•	We charge the maximum Periodic Account Expenses, rather than the current charges.

EXAMPLE 1 Plan Type A

1 YR	3 YRS	5 YRS	10 YRS
$570	$1,698	$2,809	$5,518

EXAMPLE 2 Plan Type B

1 YR	3 YRS	5 YRS	10 YRS
$546	$1,629	$2,703	$5,343

These examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. Premium taxes are not reflected in these examples. Depending on the state you live in, a charge for premium taxes may apply. Your actual fees will vary based on the amount of your Contract and your specific allocation(s). These examples do not reflect minimum initial Purchase Payment requirements. Please see Section 6, “How Can I Purchase The Prudential Retirement Security Annuity IV?”

FINANCIAL STATEMENTS

The financial statements of PRIAC and the Separate Account are included in the Statement of Additional Information (SAI). For a free copy of the SAI, call us at (877) 778-2100, or write to us at Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789. There has been no investment in any class of accumulation units derived from Contracts issued by the Registrant. Therefore, no table of accumulation unit values has been included in this prospectus.

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Summary For Sections 1–10

For a more complete discussion of the following topics, see the corresponding section in Part IV of the prospectus.

SECTION 1: What Is The Prudential Retirement Security Annuity IV?

The Prudential Retirement Security Annuity IV is a variable annuity contract issued by PRIAC. The Contract may be used to fund retirement plans or accounts qualifying for federal tax benefits under sections 401(a), 403(b), 403(c), 408, 408A or 457 of the Code. These plans include custodial accounts established as IRAs and certain employment based retirement plans and arrangements. The Contract features a Variable Investment Option, certain withdrawal and annuity benefits and a Death Benefit. The Contract is intended for retirement savings or other long-term investment purposes.

For Plan Type A, the Contracts may be offered as individual contracts or interests in a group annuity. For Plan Type B, group annuity contracts are typically issued to Plan Contract Holders. The Plan Contract Holder then makes contributions to the Contract on behalf of eligible employees or members, which may include payroll deductions or similar agreements with the Plan Contract Holder as permitted by the retirement plan.

You can invest your money in the Variable Investment Option available under the Contract, which offers the opportunity for a favorable return that can increase your Contract Value. However, this is NOT guaranteed. It is possible, due to market changes, that your Contract Value may decrease.

The Contract, like all deferred annuity contracts, has two phases: the Accumulation Phase and the Annuity Phase. During the Accumulation Phase, since you have purchased this Annuity through an IRA or qualified retirement plan, any earnings grow on a tax-deferred basis and are generally taxed as income only when you make withdrawals, including withdrawals under the Prudential IncomeFlex Target Benefit. The Annuity Phase starts when you begin receiving Annuity Payments from your Contract. The amount of money you are able to accumulate in your Contract during the Accumulation Phase will help determine the amount you will receive during the Annuity Phase. Other factors will affect the amount of your payments, such as age, and the payout option you select.

We may amend the Contract as permitted by law. For example, we may add new features to the Contract. Subject to applicable law, we will determine whether or not to make such Contract amendments available to Contracts that already have been issued.

If you change your mind about owning the Prudential Retirement Security Annuity IV, Plan type A or B, you may cancel your Contract within 10 days after receiving it (or up to 30 days, or whatever period is required by applicable law). You can request a refund by returning the Contract either to the representative who sold it to you, or to the Prudential Retirement Service Center at the address shown on the first page of this prospectus. Generally, you will receive a refund equal to your Contract Value (plus the amount of any fees or other charges) as of the date you surrendered your Contract less applicable federal and state income tax withholding (or whatever amount is required by applicable law). However, if total Purchase Payments exceed your Contract Value and applicable law requires us to return the greater of Purchase Payments and Contract Value, we will return total Purchase Payments, less any applicable fees and charges. This cancellation privilege may not be available for certain employment based retirement plans (Plan Type B). In addition to this cancellation right under the Contract, note that any Individual Retirement Account this Annuity funds may separately provide an unconditional refund period.

SECTION 2: What Investment Options Can I Choose?

You can invest your money in the Variable Investment Option. To assist you in evaluating the option, we have classified it according to its investment Style. Additionally, we have provided a brief description of the portfolio’s investment objective and key policies, which is set forth in Section 2.

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The fund underlying the Variable Investment Option available under this Contract may also be available for direct purchase outside of an annuity or life insurance contract. If you purchase shares of the fund directly from a broker-dealer or mutual fund company, you will not pay contract or separate account charges, but you also will not have annuity options or insurance features available. Because of these additional contract and separate account charges, you should refer only to return information regarding the fund available through PRIAC or your plan, rather than to information that may be available through alternate sources.

Depending upon market conditions, you may earn or lose money in the option. Your Contract Value will fluctuate with the investment performance of the mutual fund portfolio underlying the Variable Investment Option. Past performance is not a guarantee of future results.

SECTION 3: What Kind Of Payments Will I Receive During The Annuity Phase? (Annuitization)

During the Annuity Phase, commonly called “annuitization,” you may choose from several annuity payment options, including guaranteed payments for life with period certain. Once you begin receiving regular Annuity Payments, you generally cannot change your payment plan.

Note that during the Accumulation Phase, the Prudential IncomeFlex Target Benefit (discussed in Section 5) also provides guaranteed minimum income protection for your life in the form of guaranteed withdrawals. These guaranteed withdrawals do not require annuitization.

SECTION 4: What Is The Death Benefit?

If the Owner dies before the Annuity Phase of the Contract begins, the person(s) or entity chosen as Beneficiary generally will receive the Contract Value. Certain retirement plans (Plan Type B) may require payment of the Death Benefit in the form of a Qualified Pre-Retirement Survivor Annuity (“QPSA”) or other payment method. If your plan requires payment in the form of a QPSA, please see “Spousal Consent Rules For Certain Retirement Plans” in Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?” for important considerations before electing the Spousal Benefit. In addition, a surviving spouse may be eligible to continue this Contract and the Spousal Benefit. See Section 5, “What Is The Prudential IncomeFlex® TargetSM Benefit?”

SECTION 5: What Is The Prudential IncomeFlex® TargetSM Benefit?

The Prudential IncomeFlex Target Benefit guarantees your ability to withdraw a designated amount from the Annuity annually, subject to our rules regarding the timing and amount of withdrawals. This Annual Guaranteed Withdrawal Amount is equal to a percentage of a notional value (called the “Income Base”), regardless of the impact of market performance on your actual Contract Value. This benefit is designed to provide an annual withdrawal amount for life. You must attain age 55 before starting Prudential IncomeFlex Target Benefit guaranteed withdrawals (both you and your spouse must attain age 55 to begin guaranteed withdrawals with the Spousal Benefit). If spousal consent rules apply to the retirement plan in which you participate, spousal consent may be necessary in order for you, or your surviving spouse, to take withdrawals from the Contract of the Annual Guaranteed Withdrawal Amount and avoid payment of your plan interest in the form of a Qualified Joint and Survivor Annuity (“QJSA”) or QPSA. See “Other Important Considerations” in Section 5 and “Spousal Consent Rules For Certain Retirement Plans” in Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?”

Prudential IncomeFlex Target Benefit is a standard feature of the Annuity that applies to the Annuitant automatically. The Spousal Benefit is optional. If you elect the Spousal Benefit, you may not change your mind, and your Annual Guaranteed Withdrawal Amount will be less than if you had not elected it. For additional information about the fees for the Prudential IncomeFlex Target Benefit, see “Summary of Contract Expenses” and Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity IV?” If you elect the Spousal Benefit, spousal consent may be necessary in order for you, or your surviving spouse, to take withdrawals from the Contract of the Annual Guaranteed Withdrawal Amount, and avoid payment of your plan interest in the form of a QPSA or QJSA. See “Other Important Considerations” in Section 5 and, “Spousal Consent Rules For Certain Retirement Plans” in Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?”

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SECTION 6: How Can I Purchase The Prudential Retirement Security Annuity IV?

The Contract is available only to fund retirement plans and accounts qualifying for favorable tax treatment under the Code. Eligible plans include Plan Type A and Plan Type B. Investors in Plan Type A may purchase this Contract, unless we agree otherwise and subject to our rules, with a minimum initial Purchase Payment of $20,000. This minimum initial purchase requirement does not apply to Plan Type B.

You must get our prior approval for any initial and/or additional Purchase Payment of $1 million or more, unless we are prohibited under applicable law from insisting on such prior approval. Generally, subject to the Code and/or the terms of your retirement plan, you can make additional Purchase Payments at any time during the Accumulation Phase of the Contract.

Absent our prior approval, we also temporarily suspend the right to make certain additional Purchase Payments during the 90-day period following an Excess Withdrawal or any withdrawal before the Lock-In Date.

SECTION 7: What Are The Expenses Associated With The Prudential Retirement Security Annuity IV?

The Contract has insurance features and investment features, and there are costs related to each. These charges may differ based upon plan type.

•	Contract Charge: Each year we may impose a Contract maintenance charge of up to $150.00. This charge may vary by plan type.

•

Insurance and Administrative Charge: We impose an asset-based charge to cover expenses and certain insurance risks. The amount of the charge varies by plan type. We deduct this charge daily from the net asset value of the Variable Investment Option.

•

Prudential IncomeFlex Target Benefit Charge: We impose an asset-based charge for the Prudential IncomeFlex Target Benefit. See Section 5, “What Is The Prudential IncomeFlex® TargetSM Benefit?” This charge compensates us for the costs and risks we assume in providing the benefit. The amount of the charge may vary by plan type. We deduct this charge daily from the net asset value of the Variable Investment Option.

•	Fund Expenses: You will bear the expenses associated with the underlying mutual fund that are deducted from the underlying fund’s assets.

For more information, including details about other possible charges under the Contract, see “Summary Of Contract Expenses” and Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity IV?”

SECTION 8: How Can I Access My Money?

•

Plan Type A: You generally may withdraw money at any time during the Accumulation Phase. You may, however, be subject to income tax. If you make a withdrawal prior to age 59 1 /2 , you also may be subject to an additional tax penalty.

•

Plan Type B: You may withdraw money subject to any restrictions imposed by the Code and your retirement plan. For example, certain retirement plans may permit withdrawals only upon earlier of severance from employment, death, disability, attaining a minimum age or the happening of an unforeseeable emergency.

This Contract provides an insurance benefit, called Prudential IncomeFlex Target Benefit, under which we guarantee that certain amounts will be available to you for withdrawal, regardless of market-related declines in your Contract Value. You are not required to withdraw these guaranteed amounts.

SECTION 9: What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?

This Contract is offered to fund certain Individual Retirement Accounts and employment based retirement plans.

Plan Type A: Generally, all or a portion of amounts withdrawn either as a lump sum or as regular payments are taxed as ordinary income. Because this Contract is issued as a nonqualified annuity, the Contract must be issued to a custodial account established as an IRA, or Roth IRA. Generally, all amounts withdrawn from IRAs (excluding qualified distributions from Roth IRAs) are taxable and subject to a 10% penalty if withdrawn prior to age 59 1 /2 .

Plan Type B: Generally, all or a portion of amounts withdrawn either as a lump sum or as regular payments are taxed as ordinary income. In some cases, the tax on lump sum distributions may be limited by special income averaging rules. Premature withdrawals may be prohibited or subject to a penalty tax.

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The effect of federal taxation depends largely upon the type of retirement plan, so we can provide only a generalized description. You should consult with your tax advisor for more specific information about the tax treatment of your plan withdrawals.

The tax advantages available with this Contract may exist solely from its purchase through retirement plans or accounts qualifying for federal tax benefits under sections 401(a), 403(b), 403(c), 408, 408A or 457 of the Internal Revenue Code. In contrast to many variable annuities, because this Contract can invest in a fund available to the general public, if the Contracts are not issued or purchased through one of these types of retirement plans, the taxes on gains may not be deferred. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the Contract (including annuity income), before you purchase the Contract in a tax-qualified plan.

SECTION 10: Other Information

This Contract is issued by Prudential Retirement Insurance and Annuity Company, a wholly-owned subsidiary of The Prudential Insurance Company of America. The Contract is sold through registered representatives of an affiliated broker/dealer.

Part II Sections 1–10

Prudential Retirement Security Annuity IV

Prospectus

1:  What Is The Prudential Retirement

Security Annuity IV?

The Prudential Retirement Security Annuity IV is a variable annuity contract issued by PRIAC. Under your Contract, in exchange for your payment to us, we promise to pay you a guaranteed stream of payments upon annuitization that can begin any time after the first Contract anniversary. Your Annuity is in the Accumulation Phase until you decide to begin receiving these Annuity Payments. The date you elect to begin receiving Annuity Payments is the Annuity Date. On the Annuity Date, your Contract switches to the Annuity Phase. The Contract also permits you to make guaranteed withdrawals during the Accumulation Phase. See Section 5, “What Is The Prudential IncomeFlex® TargetSM Benefit?,” for further details. These withdrawals are different than Annuity Payments.

This Annuity contract does not benefit from Tax Deferral, unlike many Annuity contracts that generally do when sold outside a tax-favored plan (these annuity contracts are generally referred to as non-qualified annuities). Tax Deferral means that you are not taxed on earnings or appreciation on the assets in your Contract until you withdraw money from your Contract. This Annuity is only offered to fund certain Individual Retirement Accounts and employment based retirement plans, which generally provide Tax Deferral without investing in an annuity contract. If this Contract were offered outside of such tax qualified accounts or plans, you would not receive Tax Deferral. Before purchasing this Annuity, you should consider whether its features and benefits, including the income and Death Benefits, meet your needs and goals. You should consider the relative features, benefits and costs of this Annuity compared with any other investments or benefits available through your retirement plan or elsewhere.

The Prudential Retirement Security Annuity IV is a variable annuity contract. This means that during the Accumulation Phase, you can allocate your assets among available Variable Investment Options. The amount of money you are able to accumulate in your Contract during the Accumulation Phase depends upon the investment performance of the underlying mutual fund associated with that Variable Investment Option. Because the underlying mutual fund’s portfolio fluctuates in value depending upon market conditions, your Contract Value can either increase or decrease. This is important, since the amount of the Annuity Payments you receive during the Annuity Phase depends upon the value of your Contract at the time you begin receiving payments.

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For Plan Type A, you are the Owner of the Contract, as the individual for whom the IRA is established. You generally have all the decision-making rights under the Contract. You will also be the Annuitant. The Owner is the person who receives the Annuity Payments when the Annuity Phase begins. The Annuitant is the person whose life is used to determine the amount of these payments and how long (if applicable) the payments will continue once the Annuity Phase begins. On or after the Annuity Date, the Annuitant may not be changed.

For Contracts funding Plan Type B, a group annuity contract is issued to a Plan Contract Holder. By notifying us, the Plan Contract Holder may exercise certain rights under the Contract, including discontinuance of employee contributions to the Contract, termination of the Contract, termination of the retirement plan and/or transfer of assets to an alternate investment or funding vehicle. Any such exercise of rights by a Plan Contract Holder may reduce or eliminate Prudential IncomeFlex Target Benefit guarantees. Even though the Contract was issued to a Plan Contract Holder, the Contracts generally provide that Participants will have the rights and interests under the Annuity that are described in this prospectus. A particular plan may limit a Participant’s exercise of certain rights under the Contract. A Participant should review the provisions of their employer’s plan or arrangement to identify and consider any such limitations.

The Beneficiary is the person(s) or entity you designate to receive any Death Benefit. Subject to any restrictions imposed by the Code or your retirement plan, you may change the Beneficiary any time prior to the Annuity Date by making a written request to us. The optional Spousal Benefit requires your spouse to be both your spouse and Beneficiary when you elect the benefit and when you die. See Section 5, “What Is The Prudential IncomeFlex® TargetSM Benefit?”

SHORT TERM CANCELLATION RIGHT OR “FREE LOOK”

If you change your mind about owning the Prudential Retirement Security Annuity IV, you may cancel your Contract within 10 days after receiving it (or up to 30 days, or whatever period is required by applicable law). You can request a refund by returning the Contract either to the representative who sold it to you, or to the Prudential Retirement Service Center at the address shown on the first page of this prospectus. Generally, you will receive a refund equal to your Contract Value (plus the amount of any fees or other charges) as of the date you surrendered your Contract less applicable federal and state income tax withholding (or whatever amount is required by applicable law). However, if total Purchase Payments exceed your Contract Value and applicable law requires us to return the greater of Purchase Payments and Contract Value, we will return total Purchase Payments, less any applicable fees and charges. This cancellation privilege may not be available for certain employment based retirement plans (Plan Type B). In addition to this cancellation right under the Contract, note that any Individual Retirement Account this Annuity funds may separately provide an unconditional refund period.

2: What Investment Options

Can I Choose?

The Contract provides you with one Variable Investment Option into which you may allocate your Purchase Payments.

The Variable Investment Option invests in the Prudential Asset Allocation Fund, which is a series of the Prudential Investment Portfolios, Inc. mutual fund. The accompanying current prospectus for the Prudential Asset Allocation Fund, available in your Contract, contains important information about the underlying mutual fund in which your Variable Investment Option invests. There are deductions from and expenses paid out of the assets of the fund that are described in the accompanying prospectus for the fund. When you invest in a Variable Investment Option funded by a mutual fund, you should read the mutual fund prospectus and keep it for future reference. For additional copies of the current underlying fund prospectuses please call (877) 778-2100 or write us at Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789.

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VARIABLE INVESTMENT OPTIONS

The following chart classifies the underlying investment based on our assessment of its investment style, as of the date of this prospectus. The chart also lists the investment objective and a short summary description of the investment policy to assist you in determining whether it may be of interest to you. There is no guarantee that the investment objective will be met, and you could lose money. The advisers for the underlying investment appear next to the description.

The Prudential Asset Allocation Fund is managed by Prudential Investments LLC and Quantitative Management Associates, both affiliates of PRIAC.

The fund underlying the Variable Investment Option available under this Contract may also be available for direct purchase outside of an annuity or life insurance contract. If you purchase shares of the fund directly from a broker-dealer or mutual fund company, you will not pay contract or separate account charges, but you also will not have annuity options or insurance features available. Because of these additional contract and separate account charges, you should refer only to return information regarding the fund available through PRIAC or your plan, rather than to information that may be available through alternate sources.

STYLE/ TYPE	INVESTMENT OBJECTIVES/POLICIES	PORTFOLIO ADVISER/SUB- ADVISER
Prudential Investment Portfolios, Inc.
Moderate Allocation

Prudential Asset Allocation Fund

The Fund’s investment objective is to seek income and long-term growth of capital. Under normal circumstances, the Fund will invest 45% to 70% of its total assets in equity-related securities. Equity-related securities in which the Fund primarily invests are common stocks and stock index futures. The Fund may invest up to 15% of its total assets in equity-related securities of small-capitalization issuers.

Under normal circumstances, the Fund will invest 30% to 55% of its total assets in fixed-income securities. Such investments are normally in investment-grade fixed-income securities. However, the Fund may invest up to 20% of its total assets in fixed-income securities rated lower than investment grade. These lower-rated securities are known as “junk bonds.”

The Fund may also normally invest up to 35% of its total assets in money market instruments, which include the commercial paper of U.S. and non-U.S. corporations, short-term obligations of U.S. and foreign banks, and short-term obligations guaranteed by the U.S. government or its agencies.

The Fund may invest up to 35% of its total assets in foreign equity and debt securities. Up to one-third of the Fund’s total assets may be used in investment techniques involving leverage, such as dollar rolls, forward rolls and reverse repurchase agreements. The Fund may also invest up to 25% of its total assets in derivatives for hedging or to improve the Fund’s returns.

ADVISER: Prudential Investments LLC SUB-ADVISER: Quantitative Management Associates

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PAYMENTS MADE TO PRIAC

PRIAC has entered into agreements with certain underlying portfolios and/or the investment adviser or distributor of such portfolios. PRIAC may provide administrative and support services (which may include recordkeeping, shareholder services, and the mailing of annual reports) to such portfolios pursuant to the terms of these agreements and under which it receives a fee of up to 0.35% annually (as of May 1, 2010) of the average assets allocated to the portfolio under the Contract. These types of payments are sometimes referred to as “revenue sharing” payments. These agreements, including the fees paid and services provided, can vary for each underlying mutual fund whose portfolios are offered as sub-accounts. These payments may be used for a variety of purposes, including payment of expenses that we or our affiliates incur in administering the Contracts. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the assets of the portfolio itself and/or the assets of the portfolio’s investment adviser. In either case, the existence of these payments tends to increase the overall cost of investing in the portfolio. Contractholders, through their indirect investment in the portfolios, indirectly bear the costs of these investment advisory fees (see the underlying funds’ prospectuses for more information). Furthermore, we receive additional compensation on assets invested in Prudential’s proprietary underlying funds because our affiliates receive payments from the funds for investment advisory and/or other services. Therefore, we may receive more revenue with respect to proprietary funds than nonproprietary funds and allocations you make to the affiliate portfolios benefits us financially. In addition, the investment adviser, sub-adviser or distributor of the underlying portfolios may also compensate us by providing reimbursement or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with the Contract. These services may include, but are not limited to: co-sponsoring various meetings and seminars attended by broker/dealer firms’ registered representatives, plan sponsors and Participants, and creating marketing material discussing the Contract and the available options. The amounts paid depend on the nature of the meetings, the number of meetings attended by the adviser, sub-adviser, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the adviser’s, sub-adviser’s or distributor’s participation. These payments or reimbursements may not be offered by all advisers, sub-advisers, or distributors, and the amounts of such payments may vary between and among each adviser, sub-adviser, and distributor depending on their respective participation.

In addition to the payments that we received from underlying funds and/or their affiliates, those same funds and/or their affiliates may make payments to us and/or other insurers within the Prudential Financial group related to the offering of investment options within variable annuities or life insurance offered by different Prudential business units.

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REDEMPTION FEES AND ABUSIVE TRADING PRACTICES

The practice of making frequent transfers among Variable Investment Options in response to short-term fluctuations in markets, sometimes called “market timing” or “excessive trading,” can make it very difficult for a portfolio manager to manage an underlying mutual fund’s investments. Frequent transfers may cause the fund to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs or affect performance. For these reasons, the Annuity was not designed for persons who make programmed, large or frequent transfers.

We consider “market timing/excessive trading” to be one or more trades into and out of (or out of and into) the same Variable Investment Option within a rolling 30-day period when each exceeds a certain dollar threshold. Automatic or system-driven transactions, such as contributions or loan repayments by payroll deduction, regularly scheduled or periodic distributions, or periodic rebalancing through an automatic rebalancing program do not constitute prohibited excessive trading and will not be subject to this criteria. In addition, certain investments are not subject to the policy, such as stable value funds, money market funds and funds with fixed unit values.

In light of the risks posed by market timing/excessive trading to Contract Owners and other mutual fund investors, we monitor annuity transactions in an effort to identify such trading practices. We reserve the right to limit the number of transfers in any year for all Contract Owners, and to take the other actions discussed below. We also reserve the right to refuse any transfer request from all or certain Contract Owners if: (a) we believe that market timing (as we define it) has occurred; or (b) we are informed by an underlying fund that transfers in its shares must be restricted under its policies and procedures concerning excessive trading.

In furtherance of our general authority to restrict transfers as described above, and without limiting other actions we may take in the future, we have adopted the following specific procedures:

•	Warning. Upon identification of activity that meets the market-timing criteria, a warning letter will be sent to the Contract Owner.

•

Restriction. A second incidence of activity meeting the market timing criteria within a six-month period will trigger a trade restriction. To the extent permitted by law, we will restrict a Contract Owner from trading through the Internet, phone or facsimile for all investment options available to the Contract Owner. In such case, the Contract Owner will be required to provide written direction via standard (non-overnight) U.S. mail delivery for trades of the underlying funds. The duration of a trade restriction is 3 months, and may be extended incrementally (3 months) if the behavior recurs during the 6-month period immediately following the initial restriction.

•

Action by an Underlying Fund. The portfolios may have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce these policies and procedures. The prospectuses for the portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Under federal securities regulations, we are required to: (1) enter into a written agreement with each portfolio or its principal underwriter that obligates us to provide to the portfolio promptly upon request certain information about the trading activity of individual Contract Owners, and (2) execute instructions from the portfolio to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the excessive trading policies established by the portfolio. In addition, you should be aware that some portfolios may receive “omnibus” purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or Individual Retirement Plan participants. The omnibus nature of these orders may limit the portfolios in their ability to apply their excessive trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the portfolios (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the portfolios.

A portfolio also may assess a short term trading fee in connection with a transfer out of the Variable Investment Option investing in that portfolio that occurs within a certain number of days following the date of allocation to the Variable Investment Option. Each portfolio determines the amount of the short term trading fee and when the fee is imposed. The fee is retained by or paid to the portfolio and is not retained by us. The fee will be deducted from your Contract Value.

Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity.

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SCHEDULED TRANSACTIONS

Scheduled transactions include systematic withdrawals, systematic investments, required minimum distributions, substantially equal periodic payments under Section 72(t) of the Code and Annuity Payments. Scheduled transactions are processed and valued as of the date they are scheduled, unless the scheduled day is not a Business Day. In that case, the transaction will be processed and valued on the next Business Day, unless (with respect to required minimum distributions, substantially equal periodic payments under Section 72(t) of the Code, and Annuity Payments only), the next Business Day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior Business Day.

VOTING RIGHTS

We are the legal owner of the shares of the underlying mutual funds used by the Variable Investment Option. However, we vote the shares of the mutual funds according to voting instructions we receive from Contract Owners. When a vote is required, we will mail you a proxy, which is a form you need to complete and return to us to tell us how you wish us to vote. When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions. We will vote fund shares for which we do not receive instructions, and any other shares that we own in our own right, in the same proportion as shares for which we receive instructions from Contract Owners. This voting procedure is sometimes referred to as “mirror voting” because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. In addition, because all the shares of a given mutual fund held within our Separate Account are legally owned by us, we intend to vote all of such shares when that underlying fund seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying fund’s shareholder meeting and towards the ultimate outcome of the vote. Thus, under “mirror voting,” it is possible that the votes of a small percentage of Contract Owners who actually vote will determine the ultimate outcome. We may vote shares in our own right or change the way your voting instructions are calculated if it is required or permitted by federal or state regulation. For certain plans, the Contractholder, rather than the Participant, will vote.

SUBSTITUTION

We may substitute the underlying mutual fund or portfolio used by the Variable Investment Option. We would not do this without the approval of the Securities and Exchange Commission (SEC) and any necessary state insurance departments. You will be given specific notice in advance of any substitution we intend to make. For Contracts funding plans subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, no substitution will be made without the consent of the plan fiduciary. We may also add additional Variable Investment Options, and cease to allow new investments in the fund or portfolio, provided that we will offer at least one Variable Investment Option under this product.

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3: What Kind Of Payments Will I

Receive During The Annuity Phase?

(Annuitization)

PAYMENT PROVISIONS

You can begin taking Annuity Payments any time after the first Contract anniversary. We make the income plans described below available at any time before the Annuity Date. These plans are called “Annuity Options” or “settlement options.” During the Annuity Phase, all of the Annuity Options under this Contract are fixed Annuity Options. This means that your participation in the Variable Investment Option ends on the Annuity Date. Generally, once the Annuity Payments begin, the annuity option cannot be changed and you cannot make withdrawals or surrender the Contract. The availability of Annuity Payments is subject to restrictions on withdrawals from employment based retirement plans (Plan Type B) under the Code or under the terms of the particular plan.

IN ADDITION TO THE ANNUITY PAYMENT OPTIONS DISCUSSED IN THIS SECTION, PLEASE NOTE THAT THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT OFFERS GUARANTEED INCOME IN THE FORM OF GUARANTEED WITHDRAWALS. THIS SECTION DOES NOT DESCRIBE THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT. PLEASE SEE SECTION 5, “WHAT IS THE PRUDENTIAL INCOMEFLEX® TARGETSM BENEFIT?”

Option 1

Annuity Payments For A Period Certain

Under this option, we will make equal payments for the period chosen, up to 25 years (but not to exceed life expectancy). We will make the Annuity Payments monthly, or if You or the Participant choose, quarterly, semiannually, or annually, for the period certain. If the Annuitant dies during the Annuity Phase, payments will continue to the Beneficiary for the remainder of the period certain.

Option 2

Life Annuity With Period Certain

Under this option, we will make Annuity Payments monthly, quarterly, semiannually, or annually as long as the Annuitant is alive. If the Annuitant dies before we have made 10 years worth of payments, we will continue to pay the Beneficiary the remaining payments of the 10 year period.

Other Annuity Options

We currently offer a variety of other Annuity Options not described above. At the time Annuity Payments are chosen, we may make available to you any of the fixed Annuity Options that are offered at your Annuity Date.

TAX CONSIDERATIONS

Your Contract generally will be held in a custodial account established as an Individual Retirement Account (IRA) or other retirement plan eligible for favorable tax treatment under the Code. Therefore, you should consider the required minimum distribution provisions of the Code when selecting your annuity option.

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HOW WE DETERMINE ANNUITY PAYMENTS

Generally speaking, the Annuity Phase of the Contract involves our distributing to you in increments the value that you have accumulated. We make these incremental payments either over a specified time period (e.g., 15 years) (fixed period annuities) or for the duration of the life of the Annuitant (and possibly co-annuitant) (life annuities). There are certain assumptions that are common to both fixed period annuities and life annuities. In each type of Annuity, we assume that the value you apply at the outset toward your Annuity Payments earns interest throughout the payout period. If our current annuity purchase rates on the Annuity Date are more favorable to you than the guaranteed rates stated below, we will make payments based on those more favorable rates.

Assumptions that we use for life annuities and fixed period annuities differ, as detailed in the following overview:

PERIOD CERTAIN ANNUITIES

Generally speaking, in determining the amount of each Annuity payment under a period certain annuity, we start with the Adjusted Contract Value and add interest assumed to be earned over the period certain. Using the interest in effect, we determine the benefit that can be supported during the guaranteed period such that the present value of the benefit payments equals the accumulated account balance. The life expectancy of the Annuitant and co-annuitant are relevant to this calculation only in that we will not allow you to select a period certain that exceeds life expectancy.

LIFE ANNUITIES

There are more variables that affect our calculation of life Annuity Payments. Most importantly, we make several assumptions about the Annuitant’s or co-annuitant’s life expectancy.

Below are the standard assumptions, subject to the requirements of state insurance law that determine the guaranteed annuity benefit. As stated above, if current assumptions provide a more favorable benefit, the more favorable benefit will be paid.

•	2% Interest

•	8.25% Load (The front-end sales charge applied to the annuitized account balance.)

•	1950 Male Group Annuity Valuation Table, with age setback of 4.8 years plus one-fifth of the number of years from 1895 to the Annuitant’s year of birth

In addition, certain states may require the use of assumptions that produce a more favorable benefit. When these requirements apply, the more favorable benefit will be paid.

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4: What Is The Death Benefit?

The Death Benefit feature delivers the Contract Value to the Beneficiary.

BENEFICIARY

The Beneficiary is the person(s) or entity you name to receive any Death Benefit. The Beneficiary is named at the time the Contract is issued, unless you change it at a later date. A change of Beneficiary will take effect on the date you sign the change request form, provided that we receive the form in Good Order. Unless an irrevocable Beneficiary has been named, during the Accumulation Phase you can change the Beneficiary at any time before the Owner dies. The Beneficiary designation during the Accumulation Period is not applicable to the Annuity Phase unless you have indicated otherwise, or we determine that applicable law requires that we continue a designation.

The optional Spousal Benefit requires your spouse to be both your spouse and Beneficiary when you elect the benefit and when you die. See Section 5, “What Is The Prudential IncomeFlex® TargetSM Benefit?”

CALCULATION OF THE DEATH BENEFIT

If the Owner dies during the accumulation period, after we receive the appropriate proof of death and any other needed documentation in Good Order (“due proof of death”), your Beneficiary will receive the Contract Value as of the date we receive due proof of death. We require due proof of death to be submitted promptly.

PAYOUT OPTIONS

The Code provides for alternative Death Benefit payment options when a contract is used as an IRA, 403(b) or other “qualified investment” that requires minimum distributions. Upon your death under an IRA, 403(b) or other “qualified investment,” the designated Beneficiary may generally elect to continue the Contract and receive required minimum distributions under the Contract, instead of receiving the Death Benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were to begin, whether you have named a designated Beneficiary and whether the Beneficiary is your surviving spouse. NOTE THAT A SURVIVING SPOUSE MAY BE ELIGIBLE TO CONTINUE THIS CONTRACT AND THE SPOUSAL BENEFIT. See Section 5, “What Is The Prudential IncomeFlex® TargetSM Benefit?”

Plan Type A

The Beneficiary may, within 60 days of providing due proof of death, choose to take the Death Benefit under one of several Death Benefit payout options listed below.

Choice 1: Lump sum payment of the Death Benefit. If the Beneficiary does not choose a payout option within sixty days, the Beneficiary will receive this payout option. Payment as a transfer to another IRA titled as an inherited IRA would also be included in this payout option.

Choice 2: The payment of the entire Death Benefit by December 31st of the calendar year that contains the 5th anniversary of the date of death of the Owner. This option is available if death occurs before the date required minimum distributions must begin under the code.

Choice 3: Payment of the Death Benefit under an annuity or annuity settlement option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary with distribution beginning by December 31st of the year following the year of death of the Owner. If death occurs before a designated Beneficiary is named and before the date required minimum distributions must begin under the Code, this choice is not a permitted payout option under the Code. For Contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such Contract is deemed to have no designated Beneficiary.

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Choice 4: If death occurs before a designated Beneficiary is named and after the date required minimum distributions must begin under the Code, the Death Benefit must be paid out at least as rapidly as under the method then in effect. For Contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such Contract is deemed to have no designated Beneficiary.

A Beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.

If the Beneficiary is the spouse of the Owner at the time of the Owner’s death, then the Contract will continue and the spouse will become the Owner. If the Owner’s death is prior to the Lock-In Date, the Income Base and Highest Birthday Value will not transfer to the spouse, rather they will be reset based on the Contract Value at the time of death. The spouse may, within 60 days of providing due proof of death, elect to take the Death Benefit under any of the payout options described above. In addition, the spouse can choose to defer payments until the IRA Owner would have reached age 70 1 /2 or can change title to the account to the spouse’s name.

The tax consequences to the Beneficiary vary among the three Death Benefit payout options. See Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?”

Plan Type B

Upon receipt of due proof of death, we will pay to the Beneficiary the Death Benefit. For certain Contracts, a Death Benefit claim must be sent to a designated record keeper rather than us.

We will pay the Death Benefit, according to your instructions, in:

•	one sum as if it were a single withdrawal;

•	systematic withdrawals;

•	an annuity, or

•	a combination of the above.

If you have not so directed, the Beneficiary may, within any time limit prescribed by or for the retirement plan that covered you, elect:

•	one sum cash payment;

•	an annuity;

•	to receive regular payments in accordance with the systematic withdrawal plan; or

•	a combination of the above.

For Contracts issued under 403(b), or 403(c) of the Code, the requirements for distributions to beneficiaries are the same as those described above for Plan Type A.

If you die on or after the Annuity Date, the remaining portion of the interest in the Contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death.

If you die before the Annuity Date, the entire interest in the Contract must be distributed within five years after the date of death or as periodic payments over a period not extending beyond the life or life expectancy of such designated Beneficiary (provided such payments begin within one year of your death). Your designated Beneficiary is the person to whom benefit rights under the Contract pass by reason of death, and must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years.

Under certain types of retirement plans (Plan Type B) subject to ERISA, if you are married at the time of your death, a Death Benefit will be payable to your surviving spouse in the form of a QPSA. A QPSA is an annuity for the lifetime of the Participant’s spouse in an amount which can be purchased with no less than 50% of the vested balance of the Contract Value as of the Participant’s date of death. Under ERISA, the spouse may consent to waive the pre-retirement survivor annuity benefit. Such consent must acknowledge the effect of waiving the coverage, contain the signatures of the

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Participant and spouse, and must be notarized or witnessed by an authorized plan representative. See “Spousal Consent Rules For Certain Retirement Plans” in Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?”

Unless your retirement plan provides otherwise, a Beneficiary who elects to have a fixed-dollar annuity purchased for him may choose from among the available forms of annuity. See Section 3, “What Kind Of Payments Will I Receive During The Annuity Phase?” The Beneficiary may elect to purchase an annuity immediately or at a future date. If an election includes systematic withdrawals, the Beneficiary will have the right to terminate such withdrawals and receive the remaining balance in cash (or effect an annuity with it), or to change the frequency, size or duration of such withdrawals, subject to the minimum distribution rules. See Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?” If the Beneficiary fails to make any election within any time limit prescribed by or for the retirement plan that covered the Participant, within seven days after the expiration of that time limit, we will make one lump sum cash payment to the Beneficiary. A specific Contract may provide that an annuity or other form of distribution is payable to the Beneficiary if the Beneficiary fails to make an election.

5: What Is The Prudential

IncomeFlex ® TargetSM Benefit?

The Prudential IncomeFlex Target Benefit is a standard feature of the Contract that guarantees your ability to withdraw amounts equal to a percentage of a notional value (called the “Income Base”), regardless of the impact of market performance on your Contract Value (subject to our rules regarding the timing and amount of withdrawals). There are two options — one is the base benefit designed to provide an annual withdrawal amount for your life and the other is a Spousal Benefit designed to provide an annual withdrawal amount until the last to die of you and your spouse.

The base Prudential IncomeFlex Target Benefit and its daily charge apply to the Contract automatically. It cannot be terminated without ending your Contract. When deciding to purchase this Contract, you should consider the costs and benefits of this feature. Generally, this benefit may be appropriate if you intend to make periodic withdrawals from your Contract and wish to ensure that adverse market performance will not affect your ability to receive annual payments. You are not required to make withdrawals.

The Spousal Benefit is optional. You may elect this benefit only when you lock in your Annual Guaranteed Withdrawal Amount. While there is no additional daily charge for this benefit, you will have a lesser Annual Guaranteed Withdrawal Amount if you elect the Spousal Benefit than if you had not. Once elected, the Spousal Benefit may not be revoked, and the lesser Annual Guaranteed Withdrawal Amount will apply until your Contract ends, even if your spouse dies before you or is otherwise ineligible for the Spousal Benefit due to divorce or Beneficiary changes.

The Prudential IncomeFlex Target Benefit is subject to certain restrictions described below.

This section continues with a description of the basic elements of the Prudential IncomeFlex Target Benefit, including the Highest Birthday Value, Income Base and Annual Guaranteed Withdrawal Amount. Next, this section covers withdrawals, the optional Spousal Benefit, Step-Ups and other special considerations with the Prudential IncomeFlex Target Benefit.

HIGHEST BIRTHDAY VALUE

The Highest Birthday Value equals the Contract Value on the Contract Date, and thereafter the highest Contract Value attained on each Birthday until the Lock-In Date. Until the Lock-In Date, each Highest Birthday Value attained is also increased by the amount of subsequent Purchase Payments made.

Withdrawals prior to the Lock-In Date reduce your Highest Birthday Value proportionately. Each withdrawal reduces the Highest Birthday Value by the percentage equivalent of the ratio of (a) the amount of the withdrawal, to (b) the Contract Value (before the Contract Value is reduced by the amount of the withdrawal).

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Example — Proportional Reduction of Highest Birthday Value

• Contract Value:	$100,000
• Withdrawal amount:	$10,000
• Ratio of withdrawal to Contract Value ($10,000/$100,000):	10%
• Highest Birthday Value:	$120,000
• Highest Birthday Value reduced by 10%, or	$12,000
• Adjusted Highest Birthday Value:	$108,000

INCOME BASE

The Income Base is used to determine the Annual Guaranteed Withdrawal Amount. On the Lock-In Date, your Income Base is equal to the greater of: (A) the Highest Birthday Value or (B) the Contract Value when you lock in your Annual Guaranteed Withdrawal Amount (that is, the Contract Value on the Business Day prior to the Lock-In Date). Thereafter, your Income Base may increase or decrease resulting from additional Purchase Payments, Withdrawals and/or Step-Up Amounts, as more fully discussed below. Prior to the Lock-In Date, it equals your Highest Birthday Value and is only determined for reference. In no event shall the Income Base exceed $5,000,000. We reserve the right to increase this maximum.

ANNUAL GUARANTEED WITHDRAWAL AMOUNT

The Annual Guaranteed Withdrawal Amount is the amount we guarantee that you may withdraw from the Contract each Birthday Year for your life, regardless of the impact of market performance on your Contract Value. The Annual Guaranteed Withdrawal Amount is subject to our rules regarding the timing and amount of withdrawals. In no event shall the Annual Guaranteed Withdrawal Amount under this Contract exceed $287,500. We reserve the right to increase this maximum.

You may not lock in an Annual Guaranteed Withdrawal Amount that is less than $250. Therefore, for example, if you have not elected the Spousal Benefit and you are aged between 65 and 69 your Income Base must equal $5,000 or more to lock in guaranteed withdrawals. Before purchasing the Contract, you should consider the description of Income Base above to determine your ability to lock in guaranteed withdrawals. Your ability to lock in the Prudential IncomeFlex Target Benefit is not guaranteed.

Your initial Annual Guaranteed Withdrawal Amount under this Contract will be determined on your Lock-In Date by applying the applicable Guaranteed Withdrawal Percentage to the Income Base. The percentages that will be applied to the Income Base are set forth in the chart below. You must attain the age 55 to elect a Lock-In Date. If you elect the Spousal Benefit, the age of the younger of you and your spouse would be used to determine the applicable percentage.

Age at Lock-In	Single Life	Spousal Benefit (using age of younger spouse)
55-64	4.25%	3.75%
65-69	5.00%	4.50%
70+	5.75%	5.25%

If your Lock-In Date is not your Birthday, then the Annual Guaranteed Withdrawal Amount available between the Lock-In Date and your next Birthday will be prorated by the ratio of (i) the number of days remaining in the Birthday Year and (ii) 365 days. In other words, the Annual Guaranteed Withdrawal Amount during the Birthday Year you lock in guaranteed withdrawals will be reduced proportionately if that year is a partial year. This adjustment in the first Birthday Year will not reduce the Annual Guaranteed Withdrawal Amount in future Birthday Years.

You can increase your Annual Guaranteed Withdrawal Amount by making subsequent Purchase Payments after your Lock-In Date. Your Income Base will increase by the amount of subsequent Purchase Payments. Thus, your Annual Guaranteed Withdrawal Amount will increase by an amount determined by applying the applicable Guaranteed Withdrawal Percentage to the amount of the increase to the Income Base (the subsequent Purchase Payment amount). We will add the increase to your Income Base, which will affect your Annual Guaranteed Withdrawal Amount, on the day you make the Purchase Payment, subject to the following:

•

During the Birthday Year you lock in guaranteed withdrawals, any increase to the Annual Guaranteed Withdrawal Amount available between the date of the Purchase Payment and your next Birthday will be prorated by the ratio of (i) the number of days remaining in the Birthday Year and (ii) 365 days. In other words, the increase to the Annual

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Guaranteed Withdrawal Amount during the Birthday Year you lock in guaranteed withdrawals will be reduced proportionately for the partial year remaining after the Purchase Payment is made. This adjustment in the initial Birthday Year will not reduce the Annual Guaranteed Withdrawal Amount in future Birthday Years.

•	If the Purchase Payment is made after an Excess Withdrawal has occurred in any Birthday Year, then the increase will not apply until the next Birthday Year.

Your Income Base and resultant Annual Guaranteed Withdrawal Amount may also increase for Step-Ups (described below under “Increase Of Income Base And Annual Guaranteed Withdrawal Amount – Step-Up”). If you wish to elect the optional Spousal Benefit, then the Annual Guaranteed Withdrawal Amount availability (minimum age of 55), initial amount, and increases due to subsequent Purchase Payments will all be based on the age of the younger of you and your spouse.

Example — Calculation of Annual Guaranteed Withdrawal Amount — Participant Age 58

Participant age:	58
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (on Lock-In Date):	$100,000	(greater of Contract Value and HBV)
Guaranteed Annual Withdrawal Amount:	$4,250	(4.25% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, the Guaranteed Annual Withdrawal Amount increases $0.0425 (or 4.25% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $42.50, to $4,292.50.

Example — Calculation of Annual Guaranteed Withdrawal Amount — Participant Age 66

Participant age:	66
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (on Lock-In Date):	$100,000	(greater of Contract Value and HBV)
Guaranteed Annual Withdrawal Amount:	$5,000	(5% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, the Guaranteed Annual Withdrawal Amount increases $0.05 (or 5% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $50, to $5,050.

Example — Calculation of Annual Guaranteed Withdrawal Amount — Participant Age 71

Participant age:	71
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (on Lock-In Date):	$100,000	(greater of Contract Value and HBV)
Guaranteed Annual Withdrawal Amount:	$5,750	(5.75% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, Guaranteed Annual Withdrawal Amount increases $0.0575 (or 5.75% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $57.50, to $5,807.50.

SPOUSAL BENEFIT

With the optional Spousal Benefit, the Annual Guaranteed Withdrawal Amount continues to be available until the later death of you and your spouse. You make an irrevocable choice whether or not to elect the Spousal Benefit at the Lock-In Date. The Spousal Benefit extends only to the person you are legally married to on the Lock-In Date. Before you can make this election, you must provide us with due proof of marriage and your spouse’s date of birth in a form acceptable to us. You may not add or remove the Spousal Benefit after the Lock-In Date. There are special considerations if you and your spouse or civil union partner, are the same gender. See “Same-Gender Spouse Or Civil Union Partner Considerations” in Section 5, “What Is The Prudential IncomeFlex® TargetSM Benefit?” Both you and your spouse must attain age 55 to lock in your guaranteed withdrawals with the Spousal Benefit. The age of the younger spouse is used to

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determine the amount of the Annual Guaranteed Withdrawal Amount. Therefore, the Annual Guaranteed Withdrawal Amount will be the product of the applicable Guaranteed Withdrawal Percentage (indicated in the chart above) and the Income Base.

While there is no additional daily charge for this benefit, if you elect the Spousal Benefit you will have a lesser Annual Guaranteed Withdrawal Amount, based on the lesser Guaranteed Withdrawal Percentages, than if you had not elected it.

The Spousal Benefit requires the same person to be both your spouse and sole Beneficiary of both this Contract and the IRA or retirement plan it funds when you elect the benefit and when you die. If spousal consent rules apply to the retirement plan in which you participate (Plan Type B), spousal consent may be necessary in order for you, or your surviving spouse, to take withdrawals from the Contract under the IncomeFlex Target Benefit, and avoid payment of your plan interest in the form of a QJSA or QPSA. See “Other Important Considerations” in this Section 5 and “Spousal Consent Rules For Certain Retirement Plans” in Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?” Once elected, the Spousal Benefit may not be “transferred” to a new spouse due to divorce, your spouse’s death or any other reason. The Spousal Benefit is irrevocable. Once elected, the lesser Annual Guaranteed Withdrawal Amount based on the lesser Guaranteed Withdrawal Percentages will continue to apply until your Contract ends.

Example — Calculation of Annual Guaranteed Withdrawal Amount with Spousal Benefit — Younger Spouse Age 56

Your age:	58
Spouse age:	56
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (Lock-In Date):	$100,000	(greater of Contract Value or HBV)
Annual Guaranteed Withdrawal Amount:	$3,750	(3.75% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, the Guaranteed Annual Withdrawal Amount increases $0.0375 (or 3.75% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $37.50, to $3,787.50.

Example — Calculation of Annual Guaranteed Withdrawal Amount with Spousal Benefit — Younger Spouse Age 65

Your age:	66
Spouse age:	65
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (Lock-In Date):	$100,000	(greater of Contract Value or HBV)
Annual Guaranteed Withdrawal Amount:	$4,500	(4.50% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, Annual Guaranteed Withdrawal Amount increases $0.0450 (or 4.50% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $45.00, to $4,545.00.

Example — Calculation of Annual Guaranteed Withdrawal Amount with Spousal Benefit — Younger Spouse Age 65

Your age:	71
Spouse age:	65
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (Lock-In Date):	$100,000	(greater of Contract Value or HBV)
Annual Guaranteed Withdrawal Amount:	$4,500	(4.50% of Income Base)

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SURVIVING SPOUSE — DEATH PRIOR TO LOCK-IN DATE OR AFTER LOCK-IN DATE WITHOUT ELECTION OF SPOUSAL BENEFIT

If you purchase this Contract and die before the Lock-In Date, or after the Lock-In Date but without having elected the Spousal Benefit, then your surviving spouse may continue this Contract and the Prudential IncomeFlex Target Benefit, to the extent permitted by the Code and, if applicable, your retirement plan, if your Surviving Spouse is your Beneficiary.

Continuation of the Prudential IncomeFlex Target Benefit under this Contract is subject to the following:

•	Your Income Base and Highest Birthday Value will not transfer to your surviving spouse. Rather, they will be reset based on the Contract Value at the time of your death.

•	The birthday of your surviving spouse will be used to determine:

-	the Highest Birthday Values under this Contract;

-	the Birthday Year for Annual Guaranteed Withdrawal Amounts;

-	the availability and amount of Step-Ups.

•

At the Lock-In Date, the age of your surviving spouse will be used to determine the availability and amount of the Annual Guaranteed Withdrawal Amount, as well as increases due to subsequent Purchase Payments.

•

If your surviving spouse remarries, he or she (1) will continue to be eligible to receive the Annual Guaranteed Withdrawal Amount, and (2) may elect the Spousal Benefit at the time of his or her Lock-In Date to extend the Annual Guaranteed Withdrawal Amount for the life of a new spouse.

SAME-GENDER SPOUSE OR CIVIL UNION PARTNER CONSIDERATIONS

The Spousal Benefit may be available for a same-gender spouse or civil union partner recognized under applicable state law. Provisions of a retirement plan or federal law, however, may limit or prevent a same-gender spouse or partner from receiving all or a portion of the Spousal Benefit. Also, certain withdrawals taken to satisfy minimum distributions required by law may be considered Excess Withdrawals, and if so, will reduce and potentially terminate the Spousal Benefit. You are strongly cautioned to consult with your tax or legal advisor before electing the Spousal Benefit for a same-gender spouse or civil union partner.

WITHDRAWALS WITH THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT

The Prudential IncomeFlex Target Benefit guarantees your ability to withdraw from the Contract an amount equal to the Annual Guaranteed Withdrawal Amount each Birthday Year for your lifetime.

The Prudential IncomeFlex Target Benefit does not affect your ability to make withdrawals under your Contract or limit your ability to request withdrawals that exceed the Annual Guaranteed Withdrawal Amount. You are not required to withdraw all or any portion of the Annual Guaranteed Withdrawal Amount in any Birthday Year.

If, cumulatively, you withdraw an amount less than the Annual Guaranteed Withdrawal Amount in any Birthday Year, the unused portion will expire and will not carry-over to subsequent Birthday Years. If your cumulative withdrawals in a Birthday Year are less than or equal to the Annual Guaranteed Withdrawal Amount, then the withdrawals will not reduce your Annual Guaranteed Withdrawal Amount in subsequent Birthday Years.

Cumulative withdrawals in a Birthday Year that are in excess of the Annual Guaranteed Withdrawal Amount are considered Excess Withdrawals. If you make Excess Withdrawals, then your Income Base will be reduced proportionately, thus reducing your Annual Guaranteed Withdrawal Amount in subsequent years (except with regard to certain required minimum distributions described below under “Excess Withdrawals — Required Minimum Distributions”). This means your Income Base and thus your Annual Guaranteed Withdrawal Amount will be reduced by a percentage determined by the ratio of: (a) the amount of the Excess Withdrawal, to (b) the Contract Value immediately prior to such withdrawal (see examples of this calculation below). We will determine whether you have made an Excess Withdrawal at the time of each withdrawal. Therefore, a subsequent increase in the Annual Guaranteed Withdrawal Amount will not offset the effect of an earlier Excess Withdrawal.

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Certain employment based retirement plans (Plan Type B) may provide for employer contributions subject to a vesting schedule. Forfeiture of any unvested amounts are withdrawals for purposes of the Prudential IncomeFlex Target Benefit. Therefore, the forfeiture of any unvested amounts before your Lock-In Date will reduce your Highest Birthday Value. Any unvested amounts forfeited after your Lock-In Date will be included with other cumulative withdrawals in a Birthday Year to determine Excess Withdrawals.

Examples — Impact of Withdrawals on Annual Guaranteed Withdrawal Amount

The examples below assume the following (the values set forth are purely hypothetical and do not reflect charges):

• Income Base:	$200,000
• Guaranteed Withdrawal Percentage:	5.00%
• Annual Guaranteed Withdrawal Amount:	$ 10,000
• Birthday Year:	May 10, 2008 through May 9, 2009
• Contract Value prior to withdrawal on June 15, 2008 (date of first withdrawal)	$160,000
• Contract Value prior to withdrawal on July 15, 2008 (date of second withdrawal)	$150,000

Example 1. Not an Excess Withdrawal (Amounts less than or equal to Annual Guaranteed Withdrawal Amount)

If $9,000 is withdrawn on June 15, 2008, then the following values would result:

•	Contract Value immediately prior to withdrawal = $160,000

•	Contract Value after withdrawal = $160,000 - $9,000 = $151,000

•	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $10,000 – $9,000 = $1,000

•	Annual Withdrawal Amount for future Birthday Years remains $10,000

•	Income Base remains $200,000

If an additional $1,000 is withdrawn on July 15, 2008, then the following values would result:

•	Contract Value prior to withdrawal = $150,000 - $1,000 = $149,000

•	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000

•	Income Base remains $200,000

Example 2. An Excess Withdrawal (Amount exceeds Annual Guaranteed Withdrawal Amount)

If $9,000 is withdrawn on June 15, 2008, then the following values would result:

•	Contract Value = $160,000 - $9,000 = $151,000

•	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $10,000 – $9,000 = $1,000

•	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000

•	Income Base remains $200,000

If an additional $11,000 is withdrawn on July 15, 2008, then the following values would result:

•	Contract Value immediately prior to Excess Withdrawal (reflecting a $1,000 market decrease from June 15, 2008) = $150,000

•	Amount of Excess Withdrawal (withdrawal amount in excess of remaining Annual Guaranteed Withdrawal Amount) = $11,000 – $1,000 = $10,000

•	Contract Value after guaranteed portion of withdrawal = $150,000 - $1,000 = $149,000

•	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $0

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•	Amount of reduction to Annual Guaranteed Withdrawal Amount = Excess Withdrawal ÷ Contract Value before Excess Withdrawal × Annual Withdrawal Amount = ($10,000 ÷ $149,000) × ($10,000) = $671.14

•	Annual Guaranteed Withdrawal Amount for future Birthday Years = $10,000 – $671.14 = $9,328.86

•	Income Base remains $200,000

•	Contract Value immediately after the Excess Withdrawal = $149,000 – $10,000 = $139,000

EXCESS WITHDRAWALS — REQUIRED MINIMUM DISTRIBUTIONS

You may be required to withdraw more than your Annual Guaranteed Withdrawal Amount to satisfy required minimum distribution requirements under the Code (“RMD Requirements”). These withdrawals will not be treated as Excess Withdrawals, subject to the requirements that follow. As of the last Business Day in each calendar year (each the “RMD Calculation Date”), we will determine the amount you would need to take as a withdrawal to comply with the RMD Requirements during the next calendar year (each the “RMD Payment Year”). This determination is based solely on the sum of the Contract Value and the net actuarial value of our guarantees under the Prudential IncomeFlex Target Benefit on the RMD Calculation Date.

If the amount determined on the RMD Calculation Date is for an Eligible Spouse, the amount will be based on the assumption that the Eligible Spouse is a “spouse” for purposes of federal law. If the Eligible Spouse is a same-sex spouse, civil union partner or has a similar status that is not recognized as a “spouse” under federal law, then the RMD Value we determine below may not be sufficient to avoid Excess Withdrawals when such Eligible Spouse takes required minimum distributions from the plan or account. In this case, the Annual Guaranteed Withdrawal Amount will be reduced or terminated. Before electing the Spousal Benefit for a same-sex spouse or civil union partner, you should carefully consider that provisions of the Code or plan may limit, reduce or eliminate any spousal benefit received.

If the required minimum distribution (RMD) amount determined using these assumptions exceeds the Annual Guaranteed Withdrawal Amount on the RMD Calculation Date, then the difference between such RMD amount and the Annual Guaranteed Withdrawal Amount shall be the “RMD Value.” Withdrawals taken in the RMD Payment Year that would otherwise be Excess Withdrawals, shall be treated as Excess Withdrawals only to the extent they exceed the RMD Value. Any RMD Value remaining at the end of each RMD Payment Year shall expire and not increase the RMD Value in any subsequent RMD Payment Year.

Example — Treatment of Withdrawals Related to Required Minimum Distributions

Birthday Year	May 10, 2008 through May 9, 2009
Contract Value on April 15, 2008	$160,000
Contract Value on May 15, 2008	$145,000
Annual Guaranteed Withdrawal Amount	$10,000
Required Minimum Distribution Amount	$14,000	(for calendar year 2008)
RMD Value	$4,000	(for calendar year 2008)

Example 1. Not an Excess Withdrawal (Withdrawal of the Annual Guaranteed Withdrawal Amount plus the RMD Value)

If $14,000 is withdrawn on April 15, 2008, then the following values would result:

•	$10,000 applied against the Remaining Guaranteed Withdrawal Amount

•	$4,000 applied against the RMD Value

•	Contract Value = $160,000 – $14,000 = $146,000

•	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000

If an additional $10,000 is withdrawn on May 15, 2008, then the following values would result:

•	Remaining Annual Guaranteed Withdrawal Amount for the current year = $10,000 – $10,000 = $0

•	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000

•	Contract Value = $145,000 – $10,000 = $135,000

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Example 2. An Excess Withdrawal (Withdrawal of an Amount Greater than the Annual Guaranteed Withdrawal Amount plus the RMD Value)

If $20,000 is withdrawn on April 15, 2008, then the following values would result:

•	$10,000 applied against the Remaining Guaranteed Withdrawal Amount

•	$4,000 applied against the RMD Value

•	$6,000 counts as an Excess Withdrawal

•	Reduction of Annual Guaranteed Withdrawal Amount = Excess Withdrawal ÷ Contract Value before Excess Withdrawal × Annual Guaranteed Withdrawal Amount = $6,000 ÷ $146,000 × $10,000 = $410.96

•	Annual Guaranteed Withdrawal Amount for future Birthday Years = $10,000 – $410.96 = $9,589.04

•	Contract Value = $160,000 – $20,000 = $140,000

INCREASE OF INCOME BASE AND GUARANTEED WITHDRAWAL AMOUNT — STEP-UP

Your Annual Guaranteed Withdrawal Amount may increase due to positive market performance in your Variable Investment Option. On each Birthday after Lock-In, any Step-Up Amount, which represents any excess of the Contract Value over the Income Base, may increase the Income Base. If the Income Base is increased by the Step-Up Amount, then your Annual Guaranteed Withdrawal Amount immediately will increase by the amount equal to the product of (a) the Guaranteed Withdrawal Percentage, and (b) the amount of the increase in the Income Base. You may withdraw the additional amount in the Birthday Year during which the increase occurs, but you are not required to do so.

The Income Base will increase by effect of the Step-Up Amount automatically, unless we increase the charge for the Prudential IncomeFlex Target Benefit. If we increase the charge, then you must choose whether or not to accept the increased charge. If you accept it, then the Income Base will increase by the amount of the Step-Up Amount and the higher charge will apply to the entire Contract Value, unless you affirmatively elect otherwise pursuant to the next paragraph.

We will provide you with 90 days notice that you are eligible for an increase in your Income Base and that by accepting the increase you will become subject to an increased Prudential IncomeFlex Target Benefit charge on the entire Contract Value. Unless you notify us in writing by the end of the 90 day period that you reject the increase of your Income Base resulting from the Step-Up Amount, we will consider you to have accepted the Step-Up Amount and the resultant increased charge. Any such increase in the Prudential IncomeFlex Target Benefit charge would be subject to the maximum charge limit set forth in the “Summary of Contract Expenses.” If you reject an increase in your Income Base, your rejection will be effective for that year only. Your rejection of the Step-Up Amount does not affect your eligibility for subsequent Step-Up Amounts.

Example — Step Up Calculation

Birthday	May 10, 2008
Annual Guaranteed Withdrawal Amount	$ 4,000
Contract Value as of May 9, 2008	$100,000
Guaranteed Withdrawal Percentage	5%

•	Step-Up Value = $100,000 × 5% = $5,000

•	Step-Up Value > Annual Guaranteed Withdrawal Amount ($5,000 > $4,000)

•	Annual Guaranteed Withdrawal Amount for future Birthday Years = $5,000

GUARANTEES UNDER THE INCOMEFLEX TARGET BENEFIT

•

If your Contract Value equals zero and your Annual Guaranteed Withdrawal Amount is greater than zero, we will pay you the Annual Guaranteed Withdrawal Amount in monthly withdrawal payments, unless you request another payment frequency.

•	When the Contract Value equals zero, we will no longer accept Purchase Payments under the Contract.

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OTHER IMPORTANT CONSIDERATIONS

•

Withdrawals under Prudential IncomeFlex Target Benefit are subject to all of the terms and conditions of the Contract and, if applicable, to the terms of your retirement plan or custodial account agreement. If spousal consent rules apply to the retirement plan in which you participate, spousal consent may be necessary in order for you, or your surviving spouse, to take withdrawals from the Contract of the Annual Guaranteed Withdrawal Amount and avoid payment of your plan interest in the form of a QJSA or QPSA. See “Spousal Consent Rules For Certain Retirement Plans” in Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?” If spousal consent is not obtained, you or your surviving spouse, will not be able to take withdrawals from the Contract of the Annual Guaranteed Withdrawal Amount and your plan interest will instead be paid in the form of a QJSA or QPSA. Before investing, you should carefully consider that spousal consent rules of the Code or plan may prevent you, or your surviving spouse, from taking withdrawals from the Contract of the Annual Guaranteed Withdrawal Amount if spousal consent cannot be obtained.

•

Withdrawals made while Prudential IncomeFlex Target Benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Contract. The Prudential IncomeFlex Target Benefit does not directly affect the Contract Value or surrender value, but any withdrawal will decrease the Contract Value by the amount of the withdrawal. If you surrender your Contract, you will receive the current Contract Value, not the Income Base or Annual Guaranteed Withdrawal Amount.

TERMINATION OF INCOMEFLEX TARGET BENEFIT AND WAITING PERIOD

Subject to the terms of your retirement plan, if applicable, you may terminate the Prudential IncomeFlex Target Benefit by surrendering your Contract. If you terminate the Prudential IncomeFlex Target Benefit, any guarantee provided by the benefit will end as of the date the termination is effective.

Prudential IncomeFlex Target Benefit terminates:

•	upon an Excess Withdrawal that causes the Contract Value to be zero;

•	upon your surrender of the Contract;

•	upon your death (or the death of you and your spouse, if the Spousal Benefit was elected);

•	upon a change in ownership of the Contract that changes the tax identification number of the Contract Owner other than in connection with a Spousal Benefit, or

•	upon your election to begin receiving Annuity Payments.

Under certain Contracts funding employment based retirement plans (Plan Type B), the Plan Contract Holder may exercise certain rights under the Contract, including discontinuance of employee contributions to the Contract, termination of the Contract, termination of the retirement plan and/or transfer of assets to an alternate investment or funding vehicle. Any such exercise of rights by a Plan Contract Holder may reduce or eliminate Prudential IncomeFlex Target Benefit guarantees.

We cease imposing the charge for Prudential IncomeFlex Target Benefit upon the effective date of the benefit termination for the events described above.

While you may terminate the IncomeFlex Target Benefit at any time, we may not terminate the benefit other than in the circumstances listed above. However, to the extent permitted by applicable law, we may stop offering the Prudential IncomeFlex Target Benefit by refusing new Purchase Payments, or we may increase related charges for new Purchase Payments and Step-Up transactions at any time in the future.

Currently, if you terminate the Prudential IncomeFlex Target Benefit, you will only be permitted to re-elect the benefit in another of our contracts after 90 calendar days from the date the benefit was last terminated.

ADDITIONAL TAX CONSIDERATIONS FOR QUALIFIED CONTRACTS/ARRANGEMENTS

You have purchased the Contract as an investment vehicle to be held by a custodial IRA, or other tax qualified retirement plan. Generally, required minimum distribution rules under the Code require that you begin receiving periodic amounts

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from your IRA or tax qualified arrangement beginning after age 70 1 /2 . The amount required under the Code may exceed the Annual Guaranteed Withdrawal Amount. See “Excess Withdrawals — Required Minimum Distributions,” earlier in this section.

6: How Can I Purchase The

Prudential Retirement Security Annuity IV?

PURCHASE PAYMENTS

The initial Purchase Payment is the amount of money you give us to purchase the Contract. Unless we agree otherwise and subject to our rules, the minimum initial Purchase Payment for Plan Type A is $20,000. This initial minimum does not apply to Plan Type B. You must get our prior approval for any initial and/or additional Purchase Payment of $1 million or more, unless we are prohibited under applicable state law from insisting on such prior approval. To the extent permitted by law, we reserve the right to cease accepting new Purchase Payments under the Contract at any time. With some restrictions, you can make additional Purchase Payments of no less than $50 at any time during the Accumulation Phase. Currently, we waive this minimum Purchase Payment requirement, but may impose it at any time in the future. Any minimum we impose may vary by plan type.

Currently, you must get our prior approval to make maximum aggregate Purchase Payments in excess of $2 million unless we are prohibited under applicable state law from insisting on such prior approval. We limit the maximum total Purchase Payments in any Contract year other than the first to $1 million absent our prior approval. Depending on applicable state law, other limits may apply. This Contract is issued as a nonqualified annuity. In order for it to be used to fund an IRA, the Contract must be issued to a custodial account established as an IRA.

Absent our prior approval, we may temporarily suspend the right to make additional Purchase Payments during the 90-day period following an Excess Withdrawal or any withdrawal before the Lock-In Date. In connection with Plan Type B, this restriction does not apply to additional Purchase Payments made through payroll deductions or scheduled loan repayments, if applicable. This restriction does apply to rollover transactions and lump sum loan repayments.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a Contract and when you make an additional Purchase Payment, we will allocate your Purchase Payment to the Variable Investment Option.

We generally will credit the initial Purchase Payment to your Contract within two Business Days from the day on which we receive your payment in Good Order at the Prudential Retirement Service Center. If, however, your first payment is made without enough information for us to set up your Contract, we may need to contact you to obtain the required information.

•

For Plan Type A: If we are not able to obtain this information within five Business Days, we will within that five Business Day period either return your Purchase Payment or obtain your consent to continue holding it until we receive the necessary information.

•

For Plan Type B: If we do not have sufficient enrollment information, then we will allocate your initial Purchase Payment to the AST Money Market Portfolio of the Advanced Series Trust upon receipt and will send a notice to the Plan Contract Holder or its agent that requests the necessary information. If we do not receive the required information following this notice, we will deliver up to three additional notices to the Plan Contract Holder or its agent at monthly intervals that requests such information. Within 105 days from the time that units of the AST Money Market Portfolio were purchased on your behalf, we will redeem the units and pay the proceeds (including earnings) to the Plan Contract Holder. Any proceeds we pay to the Plan Contract Holder under this procedure may be considered a prohibited and taxable reversion to the Plan Contract Holder under current provisions of the Code. Similarly, proceeds that we return may cause the Plan

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Contract Holder to violate a requirement under the Employee Retirement Income Security Act of 1974, as amended, to hold all plan assets in a trust or an insurance contract. The Plan Contract Holder may avoid both problems if it arranges to have the proceeds paid into a trust or an insurance contract.

We will generally credit each subsequent Purchase Payment as of the Business Day we receive it in Good Order at the Prudential Retirement Service Center. Subsequent Purchase Payments received in Good Order after the close of the Business Day will be credited on the following Business Day.

At our discretion, we may give initial and subsequent Purchase Payments (as well as transfers) received in Good Order by certain broker/dealers, or record keepers administering employment based retirement plans (Type B), prior to the close of a Business Day the same treatment as they would have received had they been received at the same time at the Prudential Retirement Service Center. Any such arrangements would be governed by the terms and conditions of a written agreement between us and the broker/dealer.

CALCULATING CONTRACT VALUE

The value of your Contract will go up or down depending on the investment performance of the Variable Investment Option. To determine the value of your Contract, we use a unit of measure called an accumulation unit. An accumulation unit works like a share of a mutual fund.

Every day we determine the value of an accumulation unit for the Variable Investment Option. We do this by:

1)	Adding up the total amount of money allocated to the investment option;

2)	Subtracting from that amount insurance charges and any other applicable charges such as for taxes; and

3)	Dividing this amount by the number of outstanding accumulation units.

When you make a Purchase Payment to a Variable Investment Option, we credit your Contract with accumulation units of the sub-account or sub-accounts for the investment options you choose. The number of accumulation units credited to your Contract is determined by dividing the amount of the Purchase Payment allocated to an investment option by the unit price of the accumulation unit for that investment option. We calculate the unit price for each investment option after the New York Stock Exchange closes each day and then credit your Contract. The value of the accumulation units can increase, decrease, or remain the same from day to day.

We cannot guarantee that your Contract Value will increase or that it will not fall below the amount of your total Purchase Payments.

7: What Are The Expenses Associated With The

Prudential Retirement Security Annuity IV?

There are charges and other expenses associated with the Contract that reduce the return on your investment. These charges and expenses are described below.

The charges under the Contract are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the Contract. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the Contract. If, as we expect, the charges that we collect from the Contract exceed our total costs in connection with the Contract, we will earn a profit. Otherwise, we will incur a loss. The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray a particular expense or risk does not mean

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that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the Contract.

INSURANCE AND ADMINISTRATIVE CHARGES

Each day we make a deduction for the insurance and administrative charges. These charges cover our expenses for mortality and expense risk, administration, marketing and distribution. The mortality risk portion of the charge is for assuming the risk that the Annuitant(s) will live longer than expected based on our life expectancy tables. When this happens, we pay a greater number of Annuity Payments. The expense risk portion of the charge is for assuming the risk that the current charges will be insufficient in the future to cover the cost of administering the Contract. The administrative expense portion of the charge compensates us for the expenses associated with the administration of the Contract. This includes preparing and issuing the Contract; establishing and maintaining Contract records; preparation of confirmations and annual reports; personnel costs; legal and accounting fees; filing fees; and systems costs.

The insurance and administrative charge equals, on an annual basis, the following percentages of the daily Contract Value:

	Plan Type A		Plan Type B
	Current	Maximum	Current	Maximum
Insurance and Administrative Charge	0.65%	1.75%	0.00%	1.50%

While we presently charge the percentage amount reflected in the “Current” column above, we have the right to increase this charge up to the percentage amount reflected in the “Maximum” column above, but we have no current intention to do so.

Any increase in this charge would apply immediately to the daily value of the Contract. Any increase or current charge may vary by plan type.

PRUDENTIAL INCOMEFLEX TARGET BENEFIT CHARGES

In addition to the current insurance and administrative charge, each day we make a deduction for the charges associated with the Prudential IncomeFlex Target Benefit.

The IncomeFlex Target Benefit charge equals, on an annual basis, the following percentages of daily Contract Value:

	Plan Type A		Plan Type B
	Current	Maximum	Current	Maximum
IncomeFlex Target Benefit	1.00%	1.50%	1.15%	1.50%

While we presently charge the percentage amount reflected in the “Current” column above, we have the right to increase this charge up to the percentage amount reflected in the “Maximum” column above, but we have no current intention to do so.

Any increase in these IncomeFlex Target Benefit charges would apply only to new Purchase Payments and Step-Up transactions after the effective date of the increase. Any increase or current charge may vary by plan type. Please see “Increase Of Income Base And Annual Guaranteed Withdrawal Amount – Step-Up” in Section 5, “What Is The Prudential IncomeFlex® TargetSM Benefit?”

If the charges under the Contract are not sufficient to cover our expenses, then we will bear the loss. We do, however, expect to profit from these charges. Any profits made from these charges may be used by us to pay for the costs of distributing the Contract.

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CONTRACT MAINTENANCE CHARGE

We may impose a fee of up to $150 per year for administrative expenses. We currently waive this fee. However, we may begin to impose or increase this fee up to $150 at any time, but we have no current intention to do so. If we impose this fee, it will generally be assessed quarterly on the last Business Day of the quarter. Also, we may establish and modify the level of Contract Value at which we waive this fee. The charge will be deducted from the Contract’s Variable Investment Option, if the Contract offers more than one option, then proportionately from each option. Any current charge, increase or waiver of this charge may vary by plan type.

TAXES ATTRIBUTABLE TO PREMIUM

There may be federal, state and local premium based taxes applicable to your Purchase Payment. We are responsible for the payment of these taxes and may make a deduction from the value of the Contract to pay some or all of these taxes.

TRANSFER FEE

You can make up to 12 free transfers every Contract year among the Variable Investment Options offered in this Contract, provided more than one option is available. We measure a Contract year from the date we issue your Contract (Contract Date). If you make more than 12 transfers in a Contract year, we may deduct a transfer fee of up to a maximum of $30 per transfer. Currently, we waive this fee. If we begin to impose this fee, we will deduct the transfer fee pro-rata from the investment options from which the transfer is made. This fee may vary by plan type.

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES

For Contracts funding employment based plans or arrangements (Plan Type B), we may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce or eliminate the amount of the annual contract maintenance fee or reduce the insurance and administrative charge. Generally, these types of changes will be based on a reduction to our sales, maintenance or administrative expenses due to the nature of the individual or group purchasing the Annuity. Some of the factors we might consider in making such a decision are: (a) the size and type of group; (b) the number of Annuities purchased by an Owner; (c) the amount of Purchase Payments or likelihood of additional Purchase Payments; and/or (d) other transactions where sales, maintenance or administrative expenses are likely to be reduced. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.

COMPANY TAXES

We pay company income taxes on the taxable corporate earnings created by this Separate Account product. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the tax charges you pay under the Contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future. It is our current practice not to deduct a charge for the federal tax associated with deferred acquisition costs paid by us that are based on premium received. However, we reserve the right to charge the Contract Owner in the future for any such tax.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including Separate Account assets, which are company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits may include foreign tax credits and corporate dividend received deductions. We do not pass these tax benefits through to holders of the Separate Account Annuity Contracts because (i) the Contract Owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) as described above, we do not currently include company income taxes in the tax charges you pay under the Contract. We reserve the right to change these tax practices.

UNDERLYING MUTUAL FUND FEES

When you allocate a Purchase Payment or a transfer to the Variable Investment Option, we in turn invest in shares of a corresponding underlying mutual fund. The fund charges fees and incurs operating expenses that are in addition to the Contract-related fees described in this section. For 2009, without regard to expense caps, the fees and operating expenses of the Prudential Asset Allocation Fund was 0.97% annually.

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For additional information about these fund fees, please consult the prospectuses for the funds.

8: How Can I

Access My Money?

You can access your money by:

•	Making a withdrawal (either partial or complete); or

•	Choosing to receive Annuity Payments during the Annuity Phase (annuitization). Please see Section 3, “What Kind Of Payments Will I Receive During The Annuity Phase?”

WITHDRAWALS DURING THE ACCUMULATION PHASE

When you make a full withdrawal, you will receive the value of your Contract minus any applicable fees. We will calculate the value of your Contract and charges, if any, as of the date we receive your request in Good Order at the Prudential Retirement Service Center.

The minimum amount that may be withdrawn is $250 or, if less, the Contract Value. We currently waive this minimum. We may begin to impose this minimum at any time in the future. We will generally pay the withdrawal amount, less any required tax withholding, within seven days after we receive a withdrawal request in Good Order.

Income taxes, tax penalties and certain restrictions also may apply to any withdrawal you make. For a more complete explanation, see Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?”

AUTOMATED WITHDRAWALS

We offer an automated withdrawal feature. This feature enables you to receive periodic withdrawals in monthly, quarterly, semiannual or annual intervals. We will process your withdrawals at the end of the Business Day at the intervals you specify. We will continue at these intervals until you tell us otherwise. The minimum automated withdrawal amount you can make generally is $250. We currently waive this minimum. We may begin to impose this minimum at any time in the future.

Income taxes, tax penalties and certain restrictions may apply to automated withdrawals. For a more complete explanation, see Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?”

SUSPENSION OF PAYMENTS OR TRANSFERS

The SEC may require us to suspend or postpone payments made in connection with withdrawals or transfers for any period when:

•	The New York Stock Exchange is closed (other than customary weekend and holiday closings);

•	Trading on the New York Stock Exchange is restricted;

•	An emergency exists, as determined by the SEC, during which sales and redemptions of shares of the underlying mutual funds are not feasible or we cannot reasonably value the accumulation units; or

•	The SEC, by order, permits suspension or postponement of payments for the protection of Owners.

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We may also suspend any payment in order to obtain information from your employer that is reasonably necessary to ensure that the payment is in compliance with the restrictions imposed by Section 403(b) of the Code, if applicable. In such an event, a payment request will not be in Good Order and we will not process it until we obtain such information from the employer. We may deny a request for a hardship withdrawal if your employer has not informed us that it will provide information reasonably necessary to ensure that hardship withdrawals, in general, are in compliance with the restrictions on withdrawals imposed by Section 403(b). An explanation of why an employer may be unwilling to provide this information may be found in “ERISA Disclosure/Requirements” in Section 9.

WITHDRAWALS IN CONNECTION WITH PLAN LOANS (Plan Type B only)

Certain employment based retirement plans (Plan Type B) may permit Participant loans. Please contact your plan administrator to determine if loans are allowed in your plan, how to apply for a loan, and any applicable loan application or loan maintenance fees charged by the administrator, which may vary by plan. Generally, to receive a loan you must sign a promissory note along with a pledge or assignment of a portion of your plan account value that will be used as security for the loan.

Based on the terms of your plan or the plan’s loan policy, your Contract Value may be used to determine the amount available for a plan loan. Generally, the Code limits loans to the extent the loan (when added to the outstanding balance of all other loans made to the Participant) exceeds the lesser of:

(a)	$50,000 (reduced by the excess, if any, of the Participant’s highest outstanding balance of loans from the plan during the one-year period ending on the day before the date on which such loan is made, over the Participant’s outstanding balance of loans from the plan as of the date such loan is made) or

(b)

One-half ( 1/2) of the Participant’s vested plan account value, determined as of the valuation date coinciding with or immediately preceding such loan, adjusted for any contributions or distributions made since such valuation date.

Other technical requirements may apply to prevent a plan loan from being treated as a taxable distribution from the plan.

Generally, if plan loan amounts are funded with withdrawals from the Annuity, then such withdrawals may reduce or eliminate guarantees associated with the Prudential IncomeFlex Target Benefit. See Section 5, “What Is The Prudential IncomeFlex® TargetSM Benefit?” for additional information about the impact of Excess Withdrawals and withdrawals before the Lock-In Date. You should contact your plan administrator to determine what portion of any loan will be funded by a withdrawal from the Annuity and then consider the impact to your Prudential IncomeFlex Target Benefits.

Currently, withdrawals from the Annuity in connection with plan loans generally do not cause a 90-day suspension of the right to make additional Purchase Payments. See Section 6, “How Can I Purchase The Prudential Retirement Security Annuity IV?” Scheduled plan loan repayments resulting in Purchase Payments will be treated like all other standard Purchase Payments. Before the earlier of the Lock-In Date and your 70th birthday, however, Purchase Payments resulting from lump sum loan repayments will not be permitted for 90 days following a withdrawal made in connection with a plan loan.

We may delay any issuance of a loan in order to obtain information from your employer that is reasonably necessary to ensure that the loan is in compliance with the restrictions imposed by Section 403(b) of the Code, if applicable. In such an event, a loan request will not be in Good Order and we will not process it until we obtain such information from the employer. We may, however, refuse to make a loan if your employer has not informed us that it will provide information reasonably necessary to ensure that loans, in general, are in compliance with the restrictions imposed by Section 403(b). An explanation of why an employer may be unwilling to provide this information may be found in “ERISA Disclosure/Requirements” in Section 9.

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9: What Are The Tax Considerations Associated With The

Prudential

Retirement Security Annuity IV?

This tax discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. The discussion includes a description of certain spousal rights under the Contract and under tax-qualified plans. Our administration of such spousal rights and related tax reporting accords with our understanding of the Defense of Marriage Act (which defines a “marriage” as a legal union between a man and a woman and a “spouse” as a person of the opposite sex). Depending on the state in which your annuity is issued, we may offer certain spousal benefits to civil union couples or same-sex marriages. You should be aware, however, that federal tax law does not recognize civil unions or same-sex marriages. Therefore, we cannot permit a civil union partner or same-sex spouse to continue the Annuity within the meaning of the tax law upon the death of the first partner under the Annuity’s “spousal continuance” provision. Civil union couples and same-sex marriage spouses should consider that limitation before selecting a spousal benefit under the Annuity. The information provided is not intended as tax advice. You should consult with a qualified tax advisor for complete information and advice.

This Contract may be purchased by custodial IRAs and custodial Roth IRAs, which can hold other permissible assets other than the Annuity. The terms and administration of the trust or custodial account in accordance with the laws and regulations are the responsibility of the applicable trustee or custodian. This Contract is also available for purchase by certain employment based retirement plans or arrangements. The tax advantages available with this Contract may exist solely from its purchase through retirement plans or accounts qualifying for federal tax benefits under sections 401(a), 403(b), 403(c), 408, 408A or 457 of the Code. In contrast to many variable annuities, because this Contract can invest in funds available to the general public, if the contracts are not issued or purchased through one of these types of retirement plans, the taxes on gains may not be deferred. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the Contract (including annuity income), before you purchase the Contract in a tax-qualified plan.

CONTRACTS HELD BY TAX FAVORED PLANS

The following discussion covers annuity contracts held under tax-favored retirement plans.

Currently, the Contract may be purchased for use in connection with Individual Retirement Accounts, which are subject to Section 408 of the Code and Roth Individual Retirement Accounts, which are subject to Section 408A of the Code. This Contract is issued as a nonqualified annuity. In order for it to be used for an IRA or Roth IRA, the Contract must be issued to a custodial account established as an IRA or Roth IRA. This description assumes that you have satisfied the requirements for eligibility for these accounts.

This Contract may also be purchased by pension and profit sharing plans qualifying for tax benefits under sections 401, 403(b), 403(c), 408, 408A and 457 of the Code. The provisions of the tax law that apply to these retirement plans that may be funded by the Contracts are complex, and Plan Contract Holders are advised to consult a qualified tax advisor.

You should be aware that tax favored plans such as IRAs generally provide Tax Deferral, regardless of whether they invest in annuity contracts. This means that when a tax favored plan invests in an annuity contract, it generally does not result in any additional Tax Deferral benefits.

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IRAs. When you buy this Contract for use in an IRA, we will provide you a copy of the prospectus and Contract. The “IRA Disclosure Statement,” delivered to you separately, contains information about eligibility, contribution limits, tax particulars, and other IRA information. In addition to this information (some of which is summarized below), the IRS requires that you have a “free look” for seven days following receipt of the disclosure statement. During this time, if the IRA is being established at the same time you purchase the Contract, you can cancel the Contract by notifying us in writing, and we will refund all of the Purchase Payments under the Contract (or, if provided by applicable state law, the amount your Contract is worth, if greater) less any applicable federal and state income tax withholding. Otherwise, state law rules governing short-term cancellation rights may apply. When you buy this Contract for use with a Roth IRA, we will provide the “Roth IRA Disclosure Statement” which will be delivered separately and which will contain information about eligibility, contribution limits, tax particulars and other Roth IRA information. The same “free look” provisions noted for IRAs will also apply to Roth IRA Contracts. See Section 1, “What Is The Prudential Retirement Security Annuity IV?”

Contributions Limits/Rollovers. You must make a minimum initial payment of $20,000 to purchase a Contract in connection with an IRA. This minimum is greater than the maximum amount of any annual contribution allowed by law you may make to an IRA. For 2010 the limit is $5,000. The contribution amount is indexed for inflation. The tax law also provides for a catch-up provision for individuals who are age 50 and above, allowing these individuals an additional $1,000 contribution each year. Contribution limits for a Roth IRA are established as the same annual contribution limits reduced by any amounts you have contributed to an IRA for the contribution year. While contributions to an IRA may be deductible, subject to income limits, contributions to a Roth IRA cannot be deducted from your gross income.

The “rollover” rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally “roll over” certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy the Contract, you can make regular IRA contributions under the Contract (to the extent permitted by law and the Contract). However, if you make such regular IRA contributions, you should note that you will not be able to treat the Contract as a “conduit IRA,” which means that you will not retain possible favorable tax treatment if you subsequently “roll over” the Contract funds originally derived from a qualified retirement plan into another Section 401(a) plan. Beginning January 2008, an individual receiving an eligible rollover distribution from an employer sponsored retirement plan under sections 401(a) or 403(b) of the Code can directly roll over contributions to a Roth IRA. This conversion triggers current taxation (but is not subject to a 10% early distribution penalty). Once an Annuity has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law. In addition, an individual receiving an eligible rollover distribution from a designated Roth account under an employer plan may roll over the distribution to a Roth IRA even if the individual is not eligible to make regular contributions to a Roth IRA. Prior to January 1, 2010, income and filing status limitations applied to rollovers from non-Roth accounts to a Roth IRA. Beginning in 2007, non-spouse beneficiaries can also roll over distributions from a tax favored retirement plan into an inherited IRA.

Non-spouse beneficiaries receiving a distribution from an employer sponsored retirement plan under sections 401(a) or 403(b) of the Code can also directly roll over contributions to a Roth IRA. However, it is our understanding of the Code that non-spouse beneficiaries cannot “rollover” benefits from a traditional IRA to a Roth IRA.

Currently this Contract is not available to fund inherited IRAs or inherited Roth IRAs.

For Contracts issued to tax favored retirement plans, other than IRAs, different contribution rules apply. In general, assuming that Participants and Plan Contract Holders adhere to the requirements and limitations of tax law applicable to the particular type of plan, contributions made under a qualified retirement plan funded by a Contract are deductible (or not includible in income) up to certain amounts each year. Contributions to a Roth 401(k) or Roth 403(b) account are subject to these same limits, and are not deductible for federal income tax purposes.

Distributions. Usually, the full amount of any distribution from an IRA or qualified plan (including a distribution from this Contract) which is not a rollover is taxable. As taxable income, these distributions are subject to the general tax withholding rules described below. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

•	A 10% “early distribution penalty”;

•	Liability for “prohibited transactions” if you, for example, borrow against the value of an IRA; or

•	Failure to take a minimum distribution.

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For Roth IRAs, Roth 401(k) accounts and Roth 403(b) accounts, only the earnings portion of distributions that are not qualified distributions are subject to income tax and the 10% “early distribution penalty.” The other penalties apply to the entire Roth account. "Qualified distributions" from a Roth IRA or Roth account are excludable from gross income. A "qualified distribution" is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the owner of the Roth attains age 59 1/2; (b) after the owner's death; (c) due to the owner's disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code (applicable to Roth IRAs only); and (2) the distribution must be made in the year that is at least five tax years after the first year (a) for Roth IRAs, for which a contribution was made to any Roth IRA established for the owner or five years after a rollover, transfer, or conversion was made from a traditional IRA to a Roth IRA or (b) for Roth accounts, for which a contribution was made to any designated Roth account established for such individual under the same employer retirement plan, or from the first contribution previously made to a Roth account under another applicable retirement plan if a rollover contribution was made from that previous Roth account to the current Roth account from which a distribution is made.

REQUIRED MINIMUM DISTRIBUTION PROVISIONS AND PAYMENT OPTION

When you hold the Contract under an IRA (or other tax-favored plan), IRS required minimum distribution provisions must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70  1/2 and must be made for each year thereafter. For employment based retirement plans or arrangements, including Roth 401(k) and Roth 403(b) arrangements, this generally can be deferred until the Participant retires, if later. Roth IRAs are not subject to these required minimum distribution rules during the Owner’s lifetime. The amount of the payment from the IRA or qualified plan must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any minimum distribution not made in a timely manner.

To determine the amount of any required minimum distributions the value of the Contract will be calculated based on the sum of the Contract Value and the actuarial value of any additional Death Benefits and benefits under the Contract. As a result, if amounts are distributed from the Contract to satisfy the required minimum distribution rules, the amount distributed may be larger than if the calculation were based on the Contract Value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Contract and an increased amount of taxable income distributed to the Contract Owner, and a reduction of Death Benefits and the benefits of Prudential IncomeFlex Target Benefit.

You can use the minimum distribution option to satisfy the IRS required minimum distribution rules for this Contract without either beginning Annuity Payments or surrendering the Contract. We will distribute to you this required minimum distribution amount, less any other partial withdrawals that you made during the year. Although the IRS rules determine the required amount to be distributed from your IRA each year, certain payment alternatives are still available to you. If you own more than one IRA, you can choose to satisfy your minimum distribution requirement for each of your IRAs by withdrawing that amount from any of your IRAs. Similarly, if the IRA that includes the Contract has other investments, you can choose to satisfy your minimum distribution requirement from those investments. Similar rules apply to distributions from plans under section 403 of the Code, which allows you to satisfy all of your minimum distribution requirements by taking distributions from one or more 403 accounts.

REQUIRED DISTRIBUTIONS UPON YOUR DEATH FOR QUALIFIED ANNUITY CONTRACTS

Upon your death under an IRA, Roth IRA, 403(b) or other employer sponsored plan, the designated beneficiary may generally elect to continue the Contract and receive required minimum distributions under the Contract instead of receiving the death benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were to begin, whether you have named a designated beneficiary and whether that beneficiary is your surviving spouse.

If you die after a designated beneficiary has been named, the death benefit must be distributed by December 31st of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life or life expectancy of the designated beneficiary (as long as payments begin by December 31st of the year following the year of death). However, if your surviving spouse is the beneficiary, the death benefit can be paid out over the life or life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death or December 31 st of the year in which you would have reached age 70 1/2, which ever is later. Additionally, if the Contract is payable to (or for the benefit of) your surviving spouse, that portion of the Contract may be continued with your spouse as the owner. Note that the Worker, Retiree and Employer Recovery Act of 2008 suspended Required Minimum Distributions for 2009. If your beneficiary elects to receive full distribution by December 31st of the year including

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the five year anniversary of the date of death, 2009 shall not be included in the five year requirement period. This effectively extending this period to December 31st of the year including the six year anniversary of the date of death.

If you die before a designated beneficiary is named and before the date required minimum distributions must begin under the Code, the death benefit must be paid out by December 31st of the year including the five year anniversary of the date of death. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated beneficiary. A designated beneficiary may elect to apply the rules for no designated beneficiary if those would provide a smaller payment requirement. For this distribution requirement also, 2009 shall not be included in the five year requirement period.

If you die before a designated beneficiary is named and after the date required minimum distributions must begin under the Code, the death benefit must be paid out at least as rapidly as under the method then in effect. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated beneficiary. A designated beneficiary may elect to apply the rules for no designated beneficiary if those would provide a smaller payment requirement.

A beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.

Until withdrawn, amounts in a Qualified Annuity contract continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the required minimum distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

For a Roth IRA, if death occurs before the entire interest is distributed, the death benefit must be distributed under the same rules applied to IRAs where death occurs before the date required minimum distributions must begin under the Code.

PENALTY FOR EARLY WITHDRAWALS

You may owe a 10% tax penalty on the taxable part of distributions received from an IRA, Roth IRA or qualified plan (other than a plan under section 457 of the Code) before you attain age 59 1 /2 .

Amounts are not subject to this tax penalty if:

•	the amount is paid on or after you reach age 59 1/2 or die;

•	the amount received is attributable to your becoming disabled; or
•

the amount paid or received is in the form of substantially equal payments not less frequently than annually (Please note that substantially equal payments must continue until the later of reaching age 59 1 /2 or 5 years. Modification of payments during that time period will generally result in retroactive application of the 10% tax penalty.).

Other exceptions to this tax may apply. You should consult your tax advisor for further details.

WITHHOLDING

Unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on Annuity Payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:

•

For any Annuity Payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with three exemptions. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default.

•

For certain distributions from qualified plans (Plan Type B), which are not directly rolled over or transferred to another eligible qualified plan, we are required to withhold 20% for federal income tax. The 20% withholding requirement does not apply to (1) distributions for your life or life expectancy, or joint and last survivor expectancy of you and a designated Beneficiary; (2) distributions for a specified period of 10 years or more: (3) distributions required as

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minimum distributions; or (4) hardship distributions of salary deferral amounts. Amounts that are received under a Contract used in connection with a Section 457 Plan are treated as wages for federal income tax purposes and are, thus, subject to general withholding requirements.

•	For all other distributions, we will withhold at a 10% rate.

State income tax withholding rules vary and we will withhold based on the rules of your state of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien’s country.

We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes.

SPECIAL CONSIDERATIONS REGARDING EXCHANGES INVOLVING 403(b) ARRANGEMENTS

Recent IRS regulations may affect the taxation of 403(b) tax deferred annuity contract exchanges. Annuity contract exchanges are a common non-taxable method to exchange one tax deferred annuity contract for another. The IRS has issued regulations that may impose restrictions on your ability to make such an exchange. The regulations are generally effective in 2009. We accept exchanges only if we have entered into an information-sharing agreement or its functional equivalent, with the applicable employer or its agent. We make such exchanges only if your employer confirms that it has entered into an information-sharing agreement or its functional equivalent with the issuer of the other annuity contract. This means that if you request an exchange we will not consider your request to be in Good Order, and will not therefore process the transaction, until we receive confirmation from your employer.

ERISA DISCLOSURE/REQUIREMENTS

ERISA (the “Employee Retirement Income Security Act of 1974”) and the Code prevent a fiduciary and other “parties in interest” with respect to a plan (and, for purposes of the Code, an IRA would also constitute a “plan”) from receiving any benefit from any party dealing with the plan, as a result of the sale of the Contract. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the Contract. This information has to do primarily with the fees, charges, discounts and other costs related to the Contract, as well as any commissions paid to any agent selling the Contract.

Information about any applicable fees, charges, discounts, penalties or adjustments may be found in Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity IV?”

Information about sales of the Contract may be found in Section 10, “Other Information.” In addition, other relevant information required by the exemptions is contained in the Contract and accompanying documentation. Please consult your tax advisor if you have any additional questions.

The U.S. Department of Labor considers certain types of employer actions under a section 403(b) program to be inconsistent with the program not being subject to ERISA. Among these are employer approval of participant requests for loans and hardship withdrawals, both of which reasonably may be necessary to comply with restrictions imposed by Section 403(b) of the Code. If an employer that is a tax exempt entity is unwilling to approve participant requests for loans and hardships, such transactions may not be available to participants using funds held under the Contract. An individual employed by a tax exempt entity should check with his or her employer to determine whether loans and hardship withdrawals are available using funds held under the Contract.

SPOUSAL CONSENT RULES FOR CERTAIN RETIREMENT PLANS

Spousal consent rules may apply to retirement plans intended to satisfy Section 401(a) of the Code and plans subject to ERISA.

If you are married at the time your payments commence, you may be required by federal law to choose an income option that provides survivor annuity income to your spouse, unless your spouse waives that right. Similarly, if you are

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married at the time of your death, federal law may require all or a portion of the death benefit to be paid to your spouse, even if you designated someone else as your beneficiary. A brief explanation of the applicable rules follows. For more information, consult the terms of your retirement arrangement.

Defined Contribution Plans (including 401(k) Plans and ERISA 403(b) Annuities). Spousal consent to a distribution is generally not required. Upon your death, your spouse will receive the entire death benefit, even if you designated someone else as your beneficiary, unless your spouse consents in writing to waive this right. Also, if you are married and elect an annuity as a periodic income option, federal law requires that you receive a QJSA, unless you and your spouse consent to waive this right.

While spousal consent to a distribution is generally not required, such consent is required if the retirement plan in which you participate does not provide that, upon your death, your spouse will receive the entire death benefit unless your spouse consents in writing to waive this right. If the plan in which you participate is such a plan and you are married at the time your payments commence, federal law requires that benefits be paid to you in the form of a QJSA, unless you and your spouse waive that right, in writing. Generally, this means that you will receive a reduced payment during your life and, upon your death, your spouse will receive at least one-half of what you were receiving for life. You may elect to receive another income option if your spouse consents to the election and waives his or her right to receive the QJSA. If your spouse consents to the alternative form of payment, your spouse may not receive any benefits from the plan upon your death. In addition, if you are married and die before your payments commence, federal law also requires that the plan pay a death benefit to your spouse. This benefit must be available in the form of an annuity for your spouse’s lifetime and is called a QPSA. If the plan allows payment of death benefits to other beneficiaries, you may elect to have a beneficiary other than your spouse receive the death benefit, but only if your spouse consents to the election and waives his or her right to receive the QPSA. If your spouse consents to the alternate beneficiary, your spouse will receive no benefits from the plan upon your death. Any QPSA waiver prior to your attaining age 35 will become null and void on the first day of the calendar year in which you attain age 35, if still employed.

If spousal consent to a distribution is required under the retirement plan in which you participate and you select the Prudential IncomeFlex Target Benefit feature, spousal consent generally would be required in order for you (or your Spouse, if you elect the optional Spousal Benefit) to take withdrawals from the Contract (including withdrawals of the Annual Guaranteed Withdrawal Amount) that result in a distribution from the plan. Without such consent, the plan would be required to pay your plan interest in the form of a QJSA. A QPSA waiver with spousal consent generally would be required in order for your spouse to take withdrawals from the Contract (including withdrawals of the Annual Guaranteed Withdrawal Amount) if you die before your payments commence. Without such consent, the plan would be required to pay your plan interest to your surviving spouse in the form of a QPSA.

10: Other Information

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY (PRIAC)

PRIAC is a stock life insurance company incorporated under the laws of Connecticut in 1981. PRIAC’s principal business address is 280 Trumbull Street, Hartford, CT, 06103. It is authorized to do business in the District of Columbia and all states. The Company issues group and individual annuities and other insurance contracts. The Company was formerly a subsidiary of Connecticut General Life Insurance Company, which is an indirect, wholly-owned subsidiary of CIGNA Corporation, Philadelphia, Pennsylvania. On April 4, 2004, the Company was acquired by The Prudential Insurance Company of America, a New Jersey corporation (“Prudential Insurance”).

The Company is a wholly-owned subsidiary of Prudential Insurance, which in turn is an indirect wholly-owned subsidiary of Prudential Financial, Inc., Newark, New Jersey, an insurance holding company. As PRIAC’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of PRIAC and Prudential Insurance. However, neither Prudential Financial, Prudential Insurance, nor any other related company has any legal responsibility to pay amounts that PRIAC may owe under the Contract.

THE SEPARATE ACCOUNT

We have established a Separate Account, the PRIAC Variable Contract Account A (Separate Account), to hold the assets that are associated with the variable annuity contracts. The Separate Account was established under Connecticut law on October 6, 2006, and is registered with the SEC under the Investment Company Act of 1940, as a unit investment trust, which is a type of investment company.

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The assets of the Separate Account are held in the name of PRIAC and legally belong to us. Income, gains, and losses, whether or not realized, for assets allocated to the Separate Account, are, in accordance with the applicable Contracts, credited to or charged against the Separate Account without regard to other income, gains, or losses of PRIAC. Assets of the Separate Account may not be charged with liabilities arising out of any other business of PRIAC. However, all obligations under the Contract are PRIAC’s general corporate obligations. More detailed information about PRIAC, including its audited financial statements, is provided in the Statement of Additional Information.

TEXAS OPTIONAL RETIREMENT PROGRAM

The following special rules apply if you purchase the Contract in connection with the Texas Optional Retirement Program (“Texas Program”).

Under the terms of the Texas Program, Texas will make a contribution to your Contract. The Texas contribution will be credited to your Contract Value. Until you begin your second year of participation in the Texas Program, we have the right to withdraw the value of the Separate Account units purchased on your behalf with this Texas contribution. If you do not begin a second year of participation, then the value of the Separate Account units purchased with the Texas contribution will be withdrawn and returned to the State of Texas.

Under the Texas Program, withdrawals may be taken from the Contract only in the event of your death, retirement or termination of employment. During your participation in the Texas Program you may, however, transfer the Contract Value to another contract issued by PRIAC, its affiliates, or other carriers approved under the Texas Program.

LEAVING YOUR RETIREMENT PLAN — TRANSFERRING YOUR INCOMEFLEX TARGET BENEFIT GUARANTEES

If you own this Contract through an IRA (Plan Type A) that is a traditional IRA and you transfer all or a portion of the Contract Value to a Roth IRA, you may be able to transfer guarantees under your IncomeFlex Target Benefit under this Contract into another variable annuity issued by us. We may limit the number of IRA accounts you may establish with us, which may limit your ability to transfer such guarantees. Further, if you are a participant in an employment based retirement plan and you leave your plan, you may be able to transfer the guarantees under your IncomeFlex Target Benefit under this Contract (Plan Type B) into another variable annuity contract issued by us.

Such other contract may require a minimum initial purchase payment and may have different fees, limitations, conditions, investments, and provisions affecting the guarantees. You should read the materials concerning such contract carefully, including its prospectus, and consider the benefits and differences between it and this Contract, as offered through your retirement plan. Terms of any such contract may vary by jurisdiction, and availability is subject to regulatory approvals. If you transfer any investments or values under this Contract to any investment other than a variable annuity issued by us for such purpose, all values and guarantees under your IncomeFlex Target Benefit will immediately cease.

SALE AND DISTRIBUTION OF THE CONTRACT

Prudential Investment Management Services LLC (PIMS), a wholly-owned subsidiary of Prudential Financial, Inc., is the distributor and principal underwriter of the securities offered through this prospectus. PIMS acts as the distributor of a number of variable annuity contracts and variable life insurance products we and our affiliates offer.

PIMS’s principal business address is Three Gateway Center, 14th Floor, Newark, New Jersey 07102. PIMS is registered as a broker/dealer under the Securities Exchange Act of 1934 (Exchange Act) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Contract is offered on a continuous basis. PIMS may enter distribution agreements with broker/dealers who are registered under the Exchange Act and with entities that may offer the Contract but are exempt from registration (firms). Applications for the Contract may be solicited by registered representatives of those firms. Such representatives will also be our appointed insurance agents under state insurance law. In addition, PIMS may offer the Contract directly to potential purchasers.

Commissions may be paid to firms on sales of the Contract according to one or more schedules. The individual representative would receive a portion of the compensation, depending on the practice of his or her firm. Any commission would be generally based on a percentage of Purchase Payments, up to a maximum of 8%.

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We may also provide compensation to the distributing firm for providing ongoing service to you in relation to the Contract. Commissions and other compensation paid in relation to the Contract do not result in any additional charge to you or to the Separate Account not described in this prospectus.

In addition, in an effort to promote the sale of our products (which may include the placement of PRIAC and/or the Contract on a preferred or recommended company or product list and/or access to the firm’s registered representatives), we or PIMS may enter into compensation arrangements with certain broker/dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing and/or administrative services and/or other services they provide to us or our affiliates. These services may include, but are not limited to: educating customers of the firm on the Contract’s features; conducting due diligence and analysis; providing office access, operations and systems support; holding seminars intended to educate registered representatives and make them more knowledgeable about the Contract; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval to PIMS. A list of firms that PIMS paid pursuant to such arrangements, if any, is provided in the Statement of Additional Information which is available upon request.

To the extent permitted by FINRA rules and other applicable laws and regulations, PIMS may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.

You should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Contract than for selling a different contract that is not eligible for these compensation arrangements. While compensation is generally taken into account as an expense in considering the charges applicable to a contract product, any such compensation will be paid by us or PIMS and will not result in any additional charge to you not described in this prospectus. Overall compensation paid to the distributing firm does not exceed, based on actuarial assumptions, 8% of the total Purchase Payments made. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.

We may also compensate unaffiliated record keepers that provide sub-transfer agency or other services to support the administration of the contracts in connection with employment based plans (Plan Type B).

In addition, we or our affiliates may provide such compensation, payments and/or incentives to firms arising out of the marketing, sale and/or servicing of variable annuities or variable life insurance offered by different Prudential business units.

LITIGATION

PRIAC may be subject to various pending or threatened legal or regulatory proceedings arising from the conduct of its business. Most of these matters are routine and in the ordinary course of business.

In October 2007, Prudential Retirement Insurance and Annuity Co. (“PRIAC”) filed an action in the United States District Court for the Southern District of New York, Prudential Retirement Insurance & Annuity Co. v. State Street Global Advisors, in PRIAC’s fiduciary capacity and on behalf of certain defined benefit and defined contribution plan clients of PRIAC, against an unaffiliated asset manager, State Street Global Advisors (“SSgA”) and SSgA’s affiliate, State Street Bank and Trust Company (“State Street”). This action seeks, among other relief, restitution of certain losses attributable to certain investment funds sold by SSgA as to which PRIAC believes SSgA employed investment strategies and practices that were misrepresented by SSgA and failed to exercise the standard of care of a prudent investment manager. PRIAC also intends to vigorously pursue any other available remedies against SSgA and State Street in respect of this matter. Given the unusual circumstances surrounding the management of these SSgA funds and in order to protect the interests of the affected plans and their participants while PRIAC pursues these remedies, PRIAC implemented a process under which affected plan clients that authorized PRIAC to proceed on their behalf have received payments from funds provided by PRIAC for the losses referred to above. Prudential Financial Inc.’s (“PFI”) consolidated financial statements, and the results of the Retirement segment included in the PFI’s Investment Division, for the year ended December 31, 2007 include a pre-tax charge of $82 million, reflecting these payments to plan clients and certain related costs. In September 2008, the United States District Court for the Southern District of New York denied the State

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Street defendants’ motion to dismiss claims for damages and other relief under Section 502(a)(2) of ERISA, but dismissed the claims for equitable relief under Section 502(a)(3) of ERISA. In October 2008, defendants answered the complaint and asserted counterclaims for contribution and indemnification, defamation and violations of Massachusetts’ unfair and deceptive trade practices law. In February 2010, State Street reached a settlement with the SEC over charges that it misled investors about their exposure to subprime investments, resulting in significant investor losses in mid-2007. Under the settlement, State Street will pay approximately $313 million in disgorgement, pre-judgment interest, penalty and compensation into a Fair Fund that will be distributed to injured investors. Consequently, State Street will pay PRIAC, for deposit into its separate accounts, approximately $52.5 million within 14 days of the entry of a final judgment by the United States District Court for the District of Massachusetts. By the terms of the settlement, State Street’s payment to PRIAC does not resolve any claims PRIAC has against State Street or SSgA in connection with the losses in the investment funds SSgA managed, and the penalty component of State Street’s SEC settlement cannot be used to offset or reduce compensatory damages in the action against State Street and SSgA. In February 2010, the United States District Court for the District of Massachusetts entered final judgment and, in March 2010, in compliance with the court order, State Street paid PRIAC approximately $52.5 million, the penalty portion of which (approximately $8.4 million) will be distributed to affected PRIAC clients.

Litigation and regulatory matters are subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of PRIAC in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of a litigation or regulatory matter. Management believes, however, that the ultimate outcome of all pending or threatened litigation or regulatory matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on PRIAC’s financial position.

REGULATORY SETTLEMENTS RESPECTING AFFILIATED INVESTMENT MANAGER

Commencing in 2003, American Skandia Life Assurance Company, presently named Prudential Annuities Life Assurance Company (“PALAC”), an affiliate of Prudential, received formal requests for information from the SEC and the New York Attorney General’s Office (“NYAG”) relating to market timing in variable annuities by certain American Skandia entities. In connection with these investigations, with the approval of PALAC’s former, ultimate parent, Skandia Insurance Company Ltd. (publ) (“Skandia”), an offer was made by American Skandia to the SEC and NYAG, to settle these matters by paying restitution and a civil penalty. In April 2009, AST Investment Services, Inc., formerly named American Skandia Investment Services, Inc. (“ASISI”), an affiliate of PALAC and Prudential, reached a resolution of these investigations by the SEC and the NYAG into market timing related misconduct involving certain variable annuities. The settlements relate to conduct that generally occurred between January 1998 and September 2003. Prudential Financial, Inc. (“PFI”) acquired ASISI from Skandia in May 2003. Subsequent to the acquisition, the PFI and/or certain of its subsidiaries implemented controls, procedures and measures designed to protect customers from the types of activities involved in these investigations. These settlements resolve the investigations by the above named authorities into these matters, subject to the settlement terms. Under the terms of the settlements, ASISI has paid a total of $34 million in disgorgement and an additional $34 million as a civil money penalty into a Fair Fund administered by the SEC to compensate those harmed by the market timing related activities. Pursuant to the settlements, ASISI has retained, at its ongoing cost and expense, the services of an Independent Distribution consultant acceptable to the Staff of the SEC to develop a proposed plan for the distribution of Fair Fund amounts according to a methodology developed in consultation with and acceptable to the Staff. As part of these settlements, ASISI hired an independent third party that conducted a compliance review and issued a report of its findings and recommendations to ASISI’s Board of Directors, the Audit Committee of the Advanced Series Trust Board of Trustees and the Staff of the SEC. In addition, ASISI has agreed, among other things, to continue to cooperate with the SEC and NYAG in any litigation, ongoing investigations or other proceedings relating to or arising from their investigations into these matters. Under the terms of the Acquisition Agreement pursuant to which PFI acquired ASISI from Skandia, the PFI and/or certain of its subsidiaries were indemnified for the settlements.

ASSIGNMENT

This Contract must be used to fund an Individual Retirement Account or an employer based retirement plan or arrangement, and therefore you generally may not assign the Contract during your lifetime. In all cases, the Contracts cannot be assigned without our written consent.

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MISSTATEMENT OF AGE — ANNUITY PAYMENTS

If there has been a misstatement of the age of any person, or any other relevant facts upon whose life Annuity Payments are based, then we will make adjustments to conform to the facts. As to Annuity Payments: (a) any underpayments by us will be remedied on the next payment following correction; and (b) any overpayments by us will be charged against future amounts payable by us under your Annuity.

MISSTATEMENTS AND CORRECTIONS AFFECTING THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT

If we discover that your age, your spouse’s age or any other fact pertaining to our guarantees under the Prudential IncomeFlex Target Benefit was misstated, or we discover a clerical error, then, to the extent permitted by applicable law, we will make adjustments to any fees, guarantees or other values under this Annuity to reasonably conform to the facts following our established procedures, which shall be applied on a uniform basis.

SERVICE PROVIDERS

We generally conduct our operations through staff employed by us or our affiliates within the Prudential Financial family. Certain discrete functions have been delegated to non-affiliates that could be deemed “service providers” under the Investment Company Act of 1940. The entities engaged by us may change over time. As of December 31, 2009, non-affiliated entities that could be deemed service providers to the separate account funding the Contacts consisted of the following: Broadridge Financial Solutions (proxy tabulation services) located at 60 Research Road, Hingham, MA 02043; Diversified Information Technologies Inc. (mail handling and records management) located at 123 Wyoming Ave Scranton, PA 18503; RR Donnelley Receivables Inc. (printing annual reports and prospectuses) located at 111 South Wacker Drive Chicago, IL 60606-4301; State Street Bank — Kansas City (custodian and accumulation unit value calculations) located at 801 Pennsylvania, Kansas City, MO 64105; Broadridge (fulfillment vendor for mailing applications, forms, prospectuses, etc.) located at 1981 Marcus Avenue Lake Success, NY 11042.

STATEMENT OF ADDITIONAL INFORMATION

Contents:

•	Company

•	Experts

•	Principal Underwriter

•	Payments Made to Promote Sale of Our Products

•	Allocation of Initial Purchase Payment

•	Determination of Accumulation Unit Values

•	Federal Tax Status

•	Financial Statements

HOUSEHOLDING

To reduce costs, we now send only a single copy of prospectuses and shareholder reports to each consenting household, in lieu of sending a copy to each Contract Owner that resides in the household. If you are a member of such a household, you should be aware that you can revoke your consent to householding at any time, and begin to receive your own copy of prospectuses and shareholder reports, by calling (877) 778-2100.

CONTRACT OWNER INQUIRIES

Contract Owner inquiries can be made to the Prudential Retirement Service Center by calling (877) 778-2100 or write us at 30 Scranton Office Park, Scranton, PA 18507-1789.

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PLEASE SEND ME A STATEMENT OF ADDITIONAL INFORMATION
THAT CONTAINS FURTHER DETAILS ABOUT THE PRUDENTIAL
RETIREMENT SECURITY ANNUITY IV DESCRIBED IN PROSPECTUS

(print your name)

(address)

(city/state/zip code)

Variable Annuity Issued by: PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY A Prudential Financial Company 280 Trumbull Street Hartford, CT 06103-3509	Variable Annuity Distributed by: PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC A Prudential Financial Company Three Gateway Center, 14th Floor Newark, NJ 07102

MAILING ADDRESS:

PRUDENTIAL RETIREMENT SERVICE CENTER

30 Scranton Office Park,

Scranton, PA 18507-1789

Prudential Retirement

30 Scranton Office Park

Scranton, PA 18507-1789

Ed. 05-2010 SS-IFX-IV-PROSP	RSBR682

STATEMENT OF ADDITIONAL INFORMATION: May 5, 2010

PRIAC VARIABLE CONTRACT ACCOUNT A

PRUDENTIAL RETIREMENT SECURITY ANNUITY IV

The Prudential Retirement Security Annuity IV (the “Contract”) is a flexible premium deferred contract issued by Prudential Retirement Insurance and Annuity Company (“PRIAC”), a stock life insurance company that is a wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential Insurance”). The Contract is funded through the PRIAC Variable Contract Account A (the “Account”). The Contract is purchased by making an initial purchase payment in Plan Type A of $20,000 or more. This initial minimum does not apply to Plan Type B. With some restrictions, you can make additional purchase payments by means other than electronic fund transfer of no less than $50 at any time during the Accumulation Phase. We currently waive this minimum purchase amount. Any minimum we impose may vary by plan type.

This Statement of Additional Information is not a prospectus and should be read in conjunction with the Prudential Retirement Security Annuity IV prospectus, dated May 5, 2010. To obtain a copy of the prospectus, without charge, you can write to the Prudential Retirement Service Center, 30 Scranton Office Park, Scranton, PA 18507-1789, or contact us by telephone at (877) 778-2100.

Prudential Retirement Insurance and Annuity Company	Prudential Retirement Service Center

280 Trumbull Street	30 Scranton Office Park
Hartford, CT 06103-3509	Scranton, PA 18507-1789

Telephone: (860) 534-2000	Telephone: (877) 778-2100

Prudential IncomeFlex® Target SM is a registered trademark of The Prudential Insurance Company of America.

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COMPANY

PRIAC is a stock life insurance company incorporated under the laws of Connecticut in 1981. It is authorized to do business in the District of Columbia and all states. The Company issues group and individual annuities and other insurance contracts. The Company was formerly a subsidiary of Connecticut General Life Insurance Company, which is an indirect, wholly-owned subsidiary of CIGNA Corporation, Philadelphia, Pennsylvania. On April 4, 2004, the Company was acquired by The Prudential Insurance Company of America, a New Jersey corporation (“Prudential Insurance”). The Company is a wholly-owned subsidiary of Prudential Insurance, which in turn is an indirect wholly-owned subsidiary of Prudential Financial, Inc., Newark, New Jersey, an insurance holding company. As PRIAC’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of PRIAC and Prudential Insurance. However, neither Prudential Financial, Prudential Insurance, nor any other related company has any legal responsibility to pay amounts that PRIAC may owe under the Contract.

EXPERTS

The financial statements of Prudential Retirement Insurance and Annuity Company as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 and the financial statements of Prudential Retirement Insurance and Annuity Company PRIAC Variable Contract Account A as of December 31, 2009 and for each of the two years in the period then ended included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP’s principal business address is 185 Asylum Street, Suite 2400, Hartford, Connecticut 06103.

PRINCIPAL UNDERWRITER

Prudential Investment Management Services LLC (“PIMS”), an indirect wholly-owned subsidiary of Prudential Financial, Inc., offers the Contract on a continuous basis through corporate office and regional home office employees in those states in which Contracts may be lawfully sold. It may also offer the Contract through licensed insurance brokers and agents, or through appropriately registered affiliates of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.

During 2009, 2008, and 2007 no payments were made to PIMS for services as principal underwriter.

PIMS may pay commissions to broker/dealers that sell the Contract according to one or more schedules, and also may pay non-cash compensation. In addition, PIMS may pay trail commissions to registered representatives who maintain an ongoing relationship with a Contract Owner. Typically, a trail commission is compensation that is paid periodically to a representative, the amount of which is linked to the value of the Contract and the amount of time that the Contract has been in effect.

PAYMENTS MADE TO PROMOTE SALE OF OUR PRODUCTS

In an effort to promote the sale of our products (which may include the placement of PRIAC or PIMS on a preferred or recommended company or product list and/or access to the firm’s registered representatives), we or PIMS may enter into compensation arrangements with certain broker/dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing, administrative services and/or other services they provide. These services may include, but are not limited to: educating customers of the firm on each Contract’s features; conducting due diligence and analysis, providing office access, operations and systems support; holding seminars intended to educate the firm’s registered representatives and make them more knowledgeable about the Contract; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval. We or PIMS also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by FINRA rules and other applicable laws and regulations, PIMS may pay or allow other promotional incentives or payments in the forms of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.

Page | 2

The list below identifies three general types of payments that PIMS may pay which are broadly defined as follows:

•

Percentage Payments based upon “Assets under Management” or “AUM”: This type of payment is a percentage payment that is based upon the total amount held in all PRIAC products that were sold through the firm (or its affiliated broker-dealers).

•

Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as purchase payments under PRIAC annuity products sold through the firm (or its affiliated broker-dealers).

•

Fixed Payments: These types of payments are made directly to or in sponsorship of the firm (or its affiliated broker-dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments upon the initiation of a relationship for systems, operational and other support. We may also compensate unaffiliated record keepers that provide sub-transfer agency or other services to support the administration of the Contracts in connection with employment based plans (Plan Type B).

ALLOCATION OF INITIAL PURCHASE PAYMENT

As discussed in the prospectus, we generally will credit the initial Purchase Payment to your Contract within two Business Days from the day on which we receive your payment at the Prudential Retirement Service Center. However, we may employ a different procedure than this if your Contract purchase is in the form of several amounts originating from different sources. Specifically, if the first of such sums that we receive amounts to less than the minimum initial Purchase Payment, but you have indicated that other sums are forthcoming that, when aggregated, will equal or exceed the minimum, then with your consent we will hold such amount in our general account, without interest, for up to 30 days pending receipt of such additional sums and other required documentation. When we receive the minimum initial Purchase Payment and any other Good Order information that we need, we will thereafter allocate your Purchase Payment in the manner that you have specified.

DETERMINATION OF ACCUMULATION UNIT VALUES

The value for each accumulation unit is computed as of the end of each Business Day. On any given Business Day the value of a unit in each sub-account will be determined by multiplying the value of a unit of that sub-account for the preceding Business Day by the net change factor for that sub-account for the current Business Day. The net change factor for any Business Day is determined by dividing the value of the assets of the sub-account for that day by the value of the assets of the sub-account for the preceding Business Day (ignoring, for this purpose, changes resulting from new Purchase Payments and withdrawals), and adjusting the result for the daily equivalent of the annual charge for all insurance and administrative expenses. The value of the assets of each sub-account is determined by multiplying the number of underlying fund shares held by the sub-account by the net asset value of each share and adding the value of dividends declared on the ex-date, but not yet paid, by each fund.

As we have indicated in the prospectus, Prudential Retirement Security Annuity IV is a Contract that allows you to select or decline benefit options that carry specific asset-based charges. We maintain a unique unit value corresponding to each such Contract feature.

FEDERAL TAX STATUS

Other Tax Rules

1.	Investor Control

Treasury Department regulations do not provide guidance concerning the extent to which you may direct your investment in the particular investment options without causing you, instead of us, to be considered the owner of the underlying assets. Because of this uncertainty, or in response to other changes in tax laws or regulations, we reserve the right to make such changes as we deem necessary to assure that the Contract qualifies as an annuity for tax purposes. Any such changes will apply uniformly to affected owners and will be made with such notice to affected owners as is feasible under the circumstances.

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2.	Generation-Skipping Transfers

If you transfer your Contract to a person two or more generations younger than you (such as a grandchild or grandniece) or to a person that is more than 37 1 /2 years younger than you, there may be generation-skipping transfer tax consequences.

FINANCIAL STATEMENTS

The financial statements for Prudential Retirement Insurance and Annuity Company included herein should be distinguished from the financial statements of the Account, and should be considered only as a bearing upon the ability of PRIAC to meet its obligations under the Contract

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FINANCIAL STATEMENTS OF

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

PRIAC VARIABLE CONTRACT ACCOUNT A

December 31, 2009

STATEMENT OF NET ASSETS

December 31, 2009

	SUBACCOUNTS
	AST CAPITAL GROWTH ASSET ALLOCATION PORTFOLIO	AST ACADEMIC STRATEGIES ASSET ALLOCATION PORTFOLIO	AST BALANCED ASSET ALLOCATION PORTFOLIO	AST PRESERVATION ASSET ALLOCATION PORTFOLIO
ASSETS
Investment in the portfolios, at value	$2,768,168	$84,873	$9,910,148	$4,327,959

Net Assets	$2,768,168	$84,873	$9,910,148	$4,327,959

NET ASSETS, representing:
Accumulation units	$2,759,768	$76,170	$9,901,042	$4,317,882
Equity of Prudential Retirement Insurance and Annuity Company	$8,400	$8,703	$9,106	$10,077

	$2,768,168	$84,873	$9,910,148	$4,327,959

Units outstanding	336,602	9,883	1,115,586	441,967

Portfolio shares held	297,014	8,869	993,001	401,480
Portfolio net asset value per share	$9.32	$9.57	$9.98	$10.78
Investment in portfolio shares, at cost	$2,209,061	$79,951	$8,652,293	$3,618,985

STATEMENT OF OPERATIONS For the period ended December 31, 2009
	SUBACCOUNTS
	AST CAPITAL GROWTH ASSET ALLOCATION PORTFOLIO	AST ACADEMIC STRATEGIES ASSET ALLOCATION PORTFOLIO	AST BALANCED ASSET ALLOCATION PORTFOLIO	AST PRESERVATION ASSET ALLOCATION PORTFOLIO
INVESTMENT INCOME
Dividend income	$38,612	$578	$136,774	$47,519

EXPENSES
Charges to contract owners for assuming mortality risk and expense risk and for administration	28,301	474	121,125	54,144

NET INVESTMENT INCOME (LOSS)	10,311	104	15,649	(6,625)

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Capital gains distributions received	0	0	0	0
Realized gain (loss) on shares redeemed	(182,057)	(81,034)	(82,628)	(38,382)
Net change in unrealized gain (loss) on investments	703,254	82,040	1,816,305	743,445

NET GAIN (LOSS) ON INVESTMENTS	$521,197	$1,006	$1,733,677	$705,063

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$531,508	$1,110	$1,749,326	$698,438

The accompanying notes are an integral part of these financial statements.

A1

FINANCIAL STATEMENTS OF

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

PRIAC VARIABLE CONTRACT ACCOUNT A

STATEMENT OF CHANGES IN NET ASSETS

For the periods ended December 31, 2009 and 2008

	SUBACCOUNTS
	AST CAPITAL GROWTH ASSET ALLOCATION PORTFOLIO		AST ACADEMIC STRATEGIES ASSET ALLOCATION PORTFOLIO
	01/01/2009 to 12/31/2009	01/01/2008 to 12/31/2008	01/01/2009 to 12/31/2009	01/01/2008 to 12/31/2008
OPERATIONS
Net investment income (loss).	$10,311	$(3,480)	$104	$2,380
Capital gains distributions received	0	529	0	36,495
Realized gain (loss) on shares redeemed	(182,057)	(1,584)	(81,034)	(167,909)
Net change in unrealized gain (loss) on investments	703,254	(144,584)	82,040	(77,548)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	531,508	(149,119)	1,110	(206,582)

CAPITAL TRANSACTIONS
Contract owner net payments.	1,454,052	1,122,105	62,830	2,679,973
Withdrawals and other charges	(125,206)	0	(7,374)	(627,583)
Net transfers between other subaccounts	(75,658)	0	(258,532)	(1,569,459)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CAPITAL TRANSACTIONS	1,253,188	1,122,105	(203,076)	482,931

TOTAL INCREASE (DECREASE) IN NET ASSETS	1,784,696	972,986	(201,966)	276,349

NET ASSETS
Beginning of period	983,472	10,486	286,839	10,490

End of period	$2,768,168	$983,472	$84,873	$286,839

Beginning units	147,714	1,000	41,080	1,000

Units issued	219,033	146,714	7,413	282,310
Units redeemed	(30,145)	0	(38,610)	(242,230)

Ending units	336,602	147,714	9,883	41,080

The accompanying notes are an integral part of these financial statements.

A2

SUBACCOUNTS (Continued)
AST BALANCED ASSET ALLOCATION PORTFOLIO		AST PRESERVATION ASSET ALLOCATION PORTFOLIO
01/01/2009 to 12/31/2009	01/01/2008 to 12/31/2008	01/01/2009 to 12/31/2009	01/01/2008 to 12/31/2008

$15,649	$(20,402)	$(6,625)	$(5,660)
0	329	0	325
(82,628)	(22,591)	(38,382)	(3,356)
1,816,305	(558,911)	743,445	(34,999)

1,749,326	(601,575)	698,438	(43,690)

2,181,330	5,234,369	1,687,096	2,154,138
(488,937)	(78,524)	(147,445)	(31,129)
334,190	1,569,459	0	0

2,026,583	6,725,304	1,539,651	2,123,009

3,775,909	6,123,729	2,238,089	2,079,319

6,134,239	10,510	2,089,870	10,551

$9,910,148	$6,134,239	$4,327,959	$2,089,870

839,160	1,000	252,225	1,000

336,283	882,066	243,377	270,481
(59,857)	(43,906)	(53,635)	(19,256)

1,115,586	839,160	441,967	252,225

The accompanying notes are an integral part of these financial statements.

A3

NOTES TO FINANCIAL STATEMENTS OF

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

December 31, 2009

Note 1:	General

PRIAC Variable Account A (the “Account”) was established on October 6, 2006 by Prudential Retirement Insurance and Annuity Company, Hartford, CT (PRIAC). PRIAC is a wholly owned subsidiary of The Prudential Insurance Company of America (“Prudential”), which in turn is a wholly owned subsidiary of Prudential Financial, Inc. (“PFI”). The assets of the Account are segregated from PRIAC’s other assets. Proceeds from the purchase of Prudential Retirement Security Annuity and Prudential Retirement Security Annuity II (together, the “Contracts”) are invested in the Account. The Account is registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company.

The Account is used in connection with the Contracts, which are sold to retirement plans and accounts that qualify for federal tax benefits under Sections 401, 403(b), 403(c), 408 or 457 of the Internal Revenue Code of 1986 (the “Code”) and with certain nonqualified deferred compensation arrangements. The Contracts may be group annuity contracts issued to employers who make contributions under them on behalf of their employees, or group or individual annuity contracts funding custodial accounts established as individual retirement accounts.

The Account is comprised of five subaccounts. The assets of each subaccount are invested in a corresponding portfolio of the Advanced Series Trust (“the AST Funds”). Options as of December 31, 2009 were: AST Capital Growth Asset Allocation Portfolio, AST Balanced Asset Allocation Portfolio, AST Academic Strategies Asset Allocation Portfolio, and AST Preservation Asset Allocation Portfolio. For certain Contracts, a subaccount may also invest in the AST Money Market Portfolio on a temporary basis pending allocation instructions in connection with retirement plan enrollment. As of December 31, 2008, the AST Academic Strategies Asset Allocation Portfolio is no longer available for investment under new contracts.

The AST Fund is a diversified open-end management investment company, and is managed by affiliates of PRIAC. All contractual obligations arising under contracts participating in the Account are general corporate obligations of PRIAC, although payments from the Account will depend upon the investment experience of the Account.

At December 31, 2009 and 2008, there was no balance or transactions for the period then ended pertaining to the AST Money Market Portfolio.

Each of the variable investment options of the Account indirectly bear exposure to the market, credit and liquidity risks of the portfolio in which it invests. These financial statements should be read in conjunction with the financials statements and footnotes of the underlying portfolios of mutual funds. Additional information on these portfolios of mutual funds is available upon request to the appropriate companies.

Note 2:	Significant Accounting Policies

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

A4

Note 2:	Significant Accounting Policies (continued)

In June 2009, the FASB issued authoritative guidance for the FASB’s Accounting Standards Codification™ as the source of authoritative U.S. GAAP. The Codification is not intended to change U.S. GAAP but is a new structure which organizes accounting pronouncements by accounting topic. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Account’s adoption of this guidance effective with the interim reporting period ending September 30, 2009 impacts the way the Company references U.S. GAAP standards in the financial statements.

In April 2009, the FASB revised the authoritative guidance for fair value measurements and disclosures to provide guidance on (1) estimating the fair value of an asset or liability if there was a significant decrease in the volume and level of trading activity for these assets or liabilities, and (2) identifying transactions that are not orderly. Further, this new guidance requires additional disclosures about fair value measurements in interim and annual periods. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The Account’s early adoption of this guidance effective January 1, 2009 did not have a material effect on the Account’s financial statements.

Investments—The investments in shares of the portfolios are stated at the net asset value of the respective portfolio, which value their investment securities at fair value.

Security Transactions—Realized gains and losses on security transactions are determined based upon an average cost. Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold.

Dividend and Distributions Received—Dividend and capital gain distributions received are reinvested in additional shares of the portfolios and are recorded on the ex distribution date.

Note 3:	Fair Value

The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an ordinary transaction between market participants on the measurement date. The new guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1—Quotes prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2—Observable inputs other than Level 1 prices, such as quotes prices for similar instruments, quotes prices in market that are not active, and inputs to model-derived valuations that are not directly observable or can be corroborated by observable market data.

Level 3—Unobservable inputs supported by little or no market activity and often requiring significant judgment or estimation, such as an entity’s own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

All investment assets of each subaccount are classified as Level 1. The Account invests in open-ended mutual funds, available to contract holders of variable annuity insurance policies. Contract holders may, without restriction, transact at the daily Net Asset Value(s)

(“NAV”) of the mutual funds. The NAV represents the daily per share value of the portfolio of investments of the mutual funds, at which sufficient volumes of transactions occur.

A5

Note 3:	Fair Value (continued)

All assets of the account are classified as Level 1. No reconciliation of Level 3 assets and change in unrealized gains (losses) for Level 3 assets held as of December 31, 2009 are presented.

Note 4:	Taxes

The Account is taxed as a “life insurance company” as defined by the Internal Revenue Code. The results of operations of the Account form a part of PFI’s consolidated federal tax return. Under current federal law, no federal income taxes are payable by the Account. As such, no provision for tax liability has been recorded in these financial statements. PRIAC management will review periodically the status of the policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

Note 5:	Purchases and Sales of Investments

The aggregate costs of purchases and proceeds from sales, excluding distributions received and invested, of investments in the portfolios for the year ended December 31, 2009 were as follows:

	Purchases	Sales
AST Capital Growth Asset Allocation Portfolio	$1,705,631	$(480,744)
AST Academic Strategies Asset Allocation Portfolio	$62,799	$(266,348)
AST Balanced Asset Allocation Portfolio	$2,503,988	$(598,529)
AST Preservation Asset Allocation Portfolio	$1,770,392	$(284,886)

Note 6:	Related Party Transactions

PRIAC and its affiliates perform various services on behalf of the AST Funds and the companies that administer the AST Funds in which the Account invests and may receive fees for the services performed. These services include, among other things, investment management, subadvisory, shareholder communications, preparation, postage, fund transfer agency and various other record keeping, administrative and customer service functions.

The AST Funds have a management agreement with Prudential Investment LLC (“PI”) and AST Investment Services, Inc, indirect, wholly-owned subsidiaries of PFI (together the “Investment Managers”). Pursuant to these agreements, the Investment Managers have responsibility for all investment advisory services and supervise the subadvisors’ performance of such services. The Investment Managers entered into subadvisory agreements with several subadvisors, including Prudential Investment Management, Inc. and Jennison Associates LLC, which are indirect, wholly-owned subsidiaries of PFI.

The Investment Managers have agreed to reimburse certain portfolios of the Series Funds the portion of the management fee for that Portfolio equal to the amount that the aggregate annual ordinary operating expenses (excluding interest, taxes, brokerage commissions, and acquired fund expenses, as applicable) exceeds various agreed upon percentages of the portfolio’s average daily net assets.

Prudential Mutual Fund Services LLC, an affiliate of the Investment Managers and an indirect, wholly-owned subsidiary of PFI, serves as the transfer agent of the Series Funds.

Note 7:	Financial Highlights

The Contracts have unique combinations of features and fees that are charged against the assets in each subaccount. Differences in the fee structure result in a variety of unit values, expense ratios and total returns.

A6

Note 7:	Financial Highlights (continued)

The following table was developed by determining which products offered by PRIAC have the lowest and highest expense ratio. Only contract designs within the Account that had units outstanding throughout the period ended, were considered when determining the lowest and highest expense ratio. The summary may not reflect the minimum and maximum contract charges as contract holders may not have selected all available options.

	At year ended					For year ended
	Units (000s)	Unit Value Lowest — Highest			Net Assets (000s)	Investment Income Ratio*	Expense Ratio** Lowest — Highest			Total Return*** Lowest — Highest
	AST Capital Growth Asset Allocation Portfolio (available April 23, 2007)
December 31, 2009	337	$8.22289	to	$8.22289	$2,768	1.97%	1.45%	to	1.45%	23.53%	to	23.53%
December 31, 2008	148	$6.65684	to	$6.65684	$983	0.03%	1.45%	to	1.45%	-35.87%	to	-35.87%
December 31, 2007	1	$10.48518	to	$10.48518	$10	0.18%	0.00%	to	0.00%	4.85%	to	4.85%

	AST Academic Strategies Asset Allocation Portfolio (available April 23, 2007)
December 31, 2009	10	$8.55442	to	$8.55442	$85	1.45%	1.45%	to	1.45%	22.59%	to	22.59%
December 31, 2008	41	$6.97835	to	$6.97835	$287	1.89%	1.45%	to	1.45%	-32.81%	to	-32.81%
December 31, 2007	1	$10.49042	to	$10.49042	$10	0.30%	0.00%	to	0.00%	4.90%	to	4.90%

	AST Balanced Asset Allocation Portfolio (available April 23, 2007)
December 31, 2009	1,116	$8.76727	to	$8.88601	$9,910	1.66%	1.45%	to	1.95%	20.92%	to	21.52%
December 31, 2008	839	$7.25070	to	$7.31225	$6,134	0.01%	1.45%	to	1.95%	-30.08%	to	-29.73%
December 31, 2007	1	$10.51001	to	$10.51001	$11	0.25%	0.00%	to	0.00%	5.10%	to	5.10%

	AST Preservation Asset Allocation Portfolio (available April 23, 2007)

December 31, 2009	442	$9.67600	to	$9.80705	$4,328	1.33%	1.45%	to	1.95%	17.72%	to	18.31%
December 31, 2008	252	$8.21959	to	$8.28935	$2,090	0.02%	1.45%	to	1.95%	-21.04%	to	-20.64%
December 31, 2007	1	$10.55098	to	$10.55098	$11	0.22%	0.00%	to	0.00%	5.51%	to	5.51%

*	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality expense and, administration charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

**	These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

***	These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Product designs within a subaccount with an effective date during a period were excluded from the range of total return for that period. Contract owners may experience different total returns based on their investment options. Investment options with a date notation indicate the effective date of that investment option in the Account. Total returns for periods less than one year are not annualized. The total return is calculated for each of the five years in the period ended December 31, 2009 or from the effective date of the subaccount through the end of the reporting period.

A7

Note 7:	Financial Highlights (continued)

Charges and Expenses

Each annuity funded through the Separate Account is subject to specific fees and charges, some of which are deducted as an asset-based charge by the Separate Account, while others are deducted either annually, quarterly or at the time that certain transactions are made. Fees and charges may be reduced or eliminated for certain contracts under which, due to economies of scale and other factors, our administrative costs are reduced.

Withdrawal Charge—The Withdrawal Charge may apply to certain withdraws from the annuities and upon surrender of the annuity. When applicable, the Withdrawal Charge will apply for a maximum number of years depending on the type of contract. The amount of the Withdrawal Charge varies with the number of years elapsed since the contract issue date. Certain annuities do not deduct a Withdrawal Charge upon surrender or withdrawal. Please refer to the prospectus for your annuity contract for a complete description of the Withdrawal Charge, as well as for any exceptions to the provision that may apply to certain withdrawals.

Insurance and Administrative Charge—The Insurance and Administrative Charge is the combination of the mortality and expense risk charge and the administrative charge deducted by the Separate Account. The Insurance and Administrative Charge is expressed as an annual charge; however the daily equivalent is deducted on a daily basis from the assets of the Separate Account. For each annuity funded through the Separate Account, the maximum Insurance and Administrative Charge is currently 1.60%. Currently 0.5% is being charged. The charges are assessed through the reduction of unit values.

Contract Maintenance Charge—A Contract Maintenance Charge of up to $150 per year may be assessed on a quarterly basis. Currently, for each annuity funded through the Separate Account, this charge is waived. This charge may vary by contract type.

Guaranteed Benefit Charges—Each annuity funded through the Separate Account offers a standard guaranteed minimum withdrawal benefit named Prudential IncomeFlex. Each annuity may also offer an optional spousal benefit, which allows the continuation of the Prudential IncomeFlex benefit for the lifetime of an eligible spouse. The charge for the standard benefit and optional spousal benefit is deducted on a daily basis from assets in the Separate Account. The maximum charge for the standard Prudential IncomeFlex benefit is 1.45%. Currently 0.95% is being charged. The maximum additional charge for the spousal Prudential IncomeFlex benefit is 0.60%. Therefore, the maximum total charge for the spousal benefit is 2.05%. Currently 1.45% is being charged. These charges are in addition to the other contract level charges and underlying mutual fund operating expenses. Current charges may be lower than these maximums. The charges are assessed through the reduction of unit values.

Transfer Fee—A fee of up to $30 per transfer may be imposed for each transfer in excess of 12 in a contract year. Currently, this fee is waived.

Premium Taxes—Some states and municipalities impose premium based taxes, which currently range from 0% to 3.5%. A charge may be imposed against the Separate Account for these tax obligations.

Note 8:	Other

Contract owner net payments—represent contract owner contributions under the Policies reduced by applicable deductions, charges, and state premium taxes.

Withdrawals—are payments to contract owners and beneficiaries made under the terms of the Variable Annuity Policies, and amounts that contract owners have requested to be withdrawn or paid to them.

Net transfers between other subaccounts—are amounts that contract owners have directed to be moved among subaccounts.

A8

Report of Independent Registered Public Accounting Firm

To the Contract Owners of

Prudential Retirement Insurance and Annuity Company

PRIAC Variable Contract Account A

and the Board of Directors of

Prudential Retirement Insurance and Annuity Company

In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net assets present fairly, in all material aspects, the financial position of each of the subaccounts listed in Note 1 of Prudential Retirement Insurance and Annuity Company PRIAC Variable Contract Account A at December 31, 2009, and the results of each of their operations and the changes in each of their net assets for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of Prudential Retirement Insurance and Annuity Company. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of fund shares owned at December 31, 2009 by correspondence with the transfer agent of the investee mutual funds, provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

New York, New York

April 1, 2010

A9

PRUDENTIAL RETIREMENT INSURANCE

AND ANNUITY COMPANY

Consolidated Financial Statements and

Report of Independent Auditors

December 31, 2009 and 2008

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Consolidated Statements of Financial Position

December 31, 2009 and 2008 (in thousands)

	2009	2008
ASSETS
Fixed maturities, available for sale, at fair value (amortized cost: 2009—$2,288,745; 2008—$2,279,766)	$2,302,345	$2,051,610
Trading account assets supporting insurance liabilities, at fair value	14,639,358	12,717,491
Other trading account assets, at fair value	4,091	907
Equity securities, available for sale, at fair value (cost: 2009—$19,331; 2008—$19,016)	18,761	7,527
Commercial mortgage loans	4,594,349	4,646,149
Other long-term investments	245,311	424,987
Short-term investments	28,900	23,004

Total investments	21,833,115	19,871,675

Cash and cash equivalents	70,221	21,092
Accrued investment income	180,812	179,326
Reinsurance recoverables	1,038,124	856,212
Deferred tax asset, net	66,118	352,445
Valuation of business acquired	284,663	296,404
Goodwill	424,427	424,427
Other assets	273,105	316,072
Separate account assets	37,114,427	28,061,581

TOTAL ASSETS	$61,285,012	$50,379,234

LIABILITIES AND STOCKHOLDER’S EQUITY

LIABILITIES
Future policy benefits	$1,290,899	$1,447,858
Policyholders’ account balances	18,900,162	17,560,997
Reinsurance payables	1,038,133	856,084
Cash collateral for loaned securities	429,035	463,643
Other liabilities	262,762	262,013
Separate account liabilities	37,114,427	28,061,581

Total liabilities	59,035,418	48,652,176

STOCKHOLDER’S EQUITY
Common stock ($100 par value; 30,000 shares authorized and 25,000 shares issued and outstanding at December 31, 2009 and 2008)	2,500	2,500
Additional paid-in capital	1,820,326	1,820,326
Accumulated other comprehensive income (loss)	9,199	(153,285)
Retained earnings	417,569	57,517

Total stockholder’s equity	2,249,594	1,727,058

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$61,285,012	$50,379,234

See Notes to Financial Statements

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Consolidated Statements of Operations

Years Ended December 31, 2009, 2008 and 2007 (in thousands)

	2009	2008	2007
REVENUES
Premiums	$730	$29,101	$1,238
Policy charges and fee income	122,054	118,238	115,998
Net investment income	1,102,969	1,096,546	1,043,072
Realized investment gains (losses), net	(168,429)	109,589	26,461
Asset management fees	236,297	247,100	272,678
Investment gains (losses) on trading assets supporting insurance liabilities	1,532,629	(1,364,176)	99,481
Other income	3,556	4,447	19,813

Total revenues	2,829,806	240,845	1,578,741

BENEFITS AND EXPENSES
Interest credited to policyholders’ account balances	1,671,974	45,535	849,436
Policyholders’ benefits	67,840	98,233	82,477

Salaries and other employee expenses	175,463	176,643	150,236
Asset management fees	67,535	68,001	79,176
VOBA and other intangible amortization, net of interest	14,465	(22,562)	16,224
Other general and administrative expenses	214,341	227,374	261,832

Total general, administrative and other expenses	471,804	449,456	507,468

Total benefits and expenses	2,211,618	593,224	1,439,381

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	618,188	(352,379)	139,360

Income taxes:
Current	340	359	7
Deferred	181,562	(145,616)	12,383

Total income tax expense (benefit)	181,902	(145,257)	12,390

INCOME (LOSS) FROM CONTINUING OPERATIONS	436,286	(207,122)	126,970

Income from discontinued operations, net of taxes	476	—	22,100

NET INCOME (LOSS)	$436,762	$(207,122)	$149,070

See Notes to Financial Statements

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Consolidated Statements of Stockholder’s Equity

Years Ended December 31, 2009, 2008 and 2007 (in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Accumulated Other Comprehensive Income (Loss)	Total Stockholder’s Equity
Balance, December 31, 2006	$2,500	$1,820,014	$252,801	$11,054	$2,086,369
Dividend to Parent	—	—	(90,683)		(90,683)
Purchase of fixed maturities from an affiliate	—	312	—	(312)	—
Cumulative effect of change in accounting principles, net of tax	—	—	(6,549)	—	(6,549)
Comprehensive income:
Net income	—	—	149,070	—	149,070
Other comprehensive income, net of tax:
Change in foreign currency translation adjustments	—	—	—	99	99
Change in net unrealized investment gains				7,455	7,455

Other comprehensive income					7,554

Total comprehensive income					156,624

Balance, December 31, 2007	2,500	1,820,326	304,639	18,296	2,145,761
Dividend to Parent	—	—	(40,000)	—	(40,000)
Comprehensive loss:
Net loss	—	—	(207,122)	—	(207,122)
Other comprehensive loss, net of tax:
Change in foreign currency translation adjustments	—	—	—	(102)	(102)
Change in net unrealized investment losses	—	—	—	(171,479)	(171,479)

Other comprehensive loss	—	—	—	—	(171,581)

Total comprehensive loss	—	—	—	—	(378,703)

Balance, December 31, 2008	2,500	1,820,326	57,517	(153,285)	1,727,058
Dividend to Parent	—	—	(100,000)	—	(100,000)
Impact of adoption of guidance for other-than-temporary impairments of debt securities, net of taxes	—	—	23,290	—	23,290
Comprehensive income:
Net income	—	—	436,762	—	436,762
Other comprehensive income, net of tax:
Change in foreign currency translation adjustments	—	—	—	48	48
Change in net unrealized investment gains	—	—	—	162,436	162,436

Other comprehensive income	—	—	—	—	162,484

Total comprehensive income	—	—	—	—	599,246

Balance, December 31, 2009	$2,500	$1,820,326	$417,569	$9,199	$2,249,594

See Notes to Financial Statements

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Consolidated Statements of Cash Flows

Years Ended December 31, 2009, 2008 and 2007 (in thousands)

	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$436,762	$(207,122)	$149,070
Adjustments to reconcile net income to net cash provided by operating activities:
Realized investment (gains) losses, net	168,429	(109,589)	(26,461)
Policy charges and fee income	(114,440)	(111,356)	(112,969)
Interest credited to policyholders’ account balances	1,671,974	45,534	849,436
Depreciation and amortization, including premiums and discounts	(45,734)	(81,563)	9,331
(Gains) losses on trading account assets supporting insurance liabilities	(1,532,730)	1,364,143	—
Other long-term investments	82,625	35,731	—
Change in:
Deferred policy acquisition costs	(10,769)	(28,898)	(32,522)
Future policy benefits and other insurance liabilities	(156,398)	(31,600)	(110,622)
Other trading account assets	(428)	63	30
Trading account assets supporting insurance liabilities	—	—	(175,945)
Deferred income taxes	181,740	(145,616)	24,814
Due to/from Parent and affiliates	506	5,829	(12,912)
Other, net	95,792	(38,732)	(63,639)

Cash flows from operating activities	777,329	696,824	497,611

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the sale/maturity/prepayment of:
Fixed maturities, available for sale	357,391	689,780	1,029,332
Trading account assets supporting insurance liabilities and other trading account assets	37,162,642	26,356,057	—
Equity securities, available for sale	2,817	1,794	58,996
Commercial loans	580,169	502,431	1,016,823
Other long-term investments	63,284	3,213	91,769
Short-term investments	339,505	8,401	265,334
Payments for the purchase of:
Fixed maturities, available for sale	(336,963)	(466,626)	(757,242)
Trading account assets supporting insurance liabilities and other trading account assets	(37,434,368)	(27,081,530)	(1,000)
Equity securities, available for sale	(2,898)	(1,375)	(1,626)
Commercial loans	(616,943)	(936,587)	(1,319,512)
Other long-term investments	(20,848)	(198,415)	(48,751)
Short-term investments	(345,386)	(2,612)	(238,140)
Other	(7,111)	7,094	(107,644)
Change in notes receivable	—	—	47,092

Cash flows (used in) from investing activities	(258,709)	(1,118,375)	35,431

CASH FLOWS FROM FINANCING ACTIVITIES
Policyholders’ account deposits	5,413,376	6,405,139	4,578,788
Policyholders’ account withdrawals	(5,632,196)	(5,639,590)	(5,431,005)
Net change in securities sold under agreements to repurchase and cash collateral for loaned securities	(34,608)	(74,333)	156,627
Cash dividend paid to Parent	(100,000)	(40,000)	(90,683)
Net (decrease) increase in short-term borrowing	—	(229,234)	229,234
Proceeds from the issuance of debt (maturities longer than 90 days)	4,600	—	—
Repayment of debt (maturities longer than 90 days)	(293)	—	—
Net change in financing arrangements (maturities of 90 days or less)	(120,370)	9,462	24,182
Other, net	—	—	312

Cash flows (used in) from financing activities	(469,491)	431,444	(532,545)

Effect of foreign exchange rate changes on cash balances	—	258	(414)

NET INCREASE IN CASH AND CASH EQUIVALENTS	49,129	10,151	83
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	21,092	10,941	10,858

CASH AND CASH EQUIVALENTS, END OF YEAR	$70,221	$21,092	$10,941

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid	$340	$359	$193

Interest paid	$30	$6,177	$6,481

See Notes to Financial Statements

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

1.	BUSINESS AND BASIS OF PRESENTATION

Prudential Retirement Insurance and Annuity Company (the “Company”) is a wholly owned subsidiary of The Prudential Insurance Company of America (“Prudential Insurance”), which in turn is an indirect wholly owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”). On April 1, 2004, Connecticut General Life Insurance Company (“CGLIC”) sold the retirement business of CIGNA Corporation for $2.12 billion to Prudential Insurance. The sale of this business included the purchase by Prudential Insurance of all the shares of CIGNA Life Insurance Company. Concurrent with the acquisition, CIGNA Life Insurance Company entered into reinsurance arrangements with wholly-owned subsidiaries of CIGNA Corporation (collectively, “CIGNA”) to effect the transfer of the retirement business included in the transaction to Prudential Insurance. Subsequent to the sale, the name of CIGNA Life Insurance Company was changed to Prudential Retirement Insurance and Annuity Company.

The Company provides retirement-plan products and services to public, private, and not-for-profit organizations. Specifically, the Company offers plan sponsors and their participants a broad range of products and services to assist in the delivery and administration of qualified and non-qualified defined contribution and defined benefit retirement plans, including recordkeeping and administrative services, comprehensive investment offerings and advisory services to assist plan sponsors in managing fiduciary obligations.

Basis of Presentation

The Consolidated Financial Statements include wholly-owned subsidiaries and a consolidated variable interest entity in which the Company is the primary beneficiary. These subsidiaries are primarily used to facilitate the management of certain investments. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Intercompany balances and transactions have been eliminated. The Company has evaluated subsequent events through April 5, 2010.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining goodwill, valuation of business acquired, valuation of investments including derivatives (in the absence of quoted market values) and the recognition of other-than-temporary impairments, future policy benefits, provision for income taxes and deferred policy acquisition costs.

Market Conditions

The Company’s operations were materially adversely affected by adverse conditions in the global financial markets and general economic conditions that began in the second half of 2007 and continued into the early portion of 2009. The Company’s results of operations and financial condition may be further adversely affected, possibly materially, if these conditions recur or current market or economic conditions deteriorate. These economic conditions included, but were not limited to:

•

A period of extreme volatility and limited market liquidity, particularly in the global fixed-income markets, which led to decreased liquidity, increased price volatility, credit downgrade events, depressed valuations and increased probability of default;

•

Markets in the United States and elsewhere have experienced extreme and unprecedented volatility and disruption which adversely impacted Prudential Financial’s and the Company’s liquidity, access to capital and cost of capital. A continuation or further deterioration in these conditions may further impact Prudential Financial’s and the Company’s liquidity, access to capital or cost of capital;

•

Market conditions impacted the Company’s businesses and profitability and a recurrence or further deterioration of these conditions would affect the Company businesses and profitability. The impacts include:

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

o	Profitability of many of the Company’s insurance products are dependent in part on the value of the separate accounts supporting these products;

o	The potential for acceleration of amortization of Deferred Acquisition Costs (“DAC”), Value of Business Acquired (“VOBA”) or other intangibles, as well as an impairment of goodwill;

o

Prudential Financial, Prudential Insurance, and Prudential Funding, a commercial paper subsidiary of Prudential Insurance, experienced downgrades in their insurance claims-paying rating and credit ratings issued by rating agencies, including a downgrade of Prudential Insurance’s insurance claims-paying rating to “A2” from “Aa3,” by Moody’s on March 18, 2009 and a downgrade of Prudential Funding’s short-term debt rating for commercial paper to P-2 from P-1, by Moody’s on August 20, 2009. Prudential Financial, Prudential Insurance or Prudential Funding could experience further ratings downgrades if conditions recur or deteriorate. Credit and claims-paying ratings are important factors in Prudential Financial’s, Prudential Insurance’s and Prudential Funding’s ability to issue debt and the cost of such financing, potential collateral posting requirements, ability to market products and may impact the level of surrender activity on products the Company has issued.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments and Investment-Related Liabilities

Fixed maturities are comprised of bonds, notes and redeemable preferred stock. Fixed maturities classified as “available for sale” are carried at fair value. See Note 13 for additional information regarding fair value. The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity. Interest income, as well as the related amortization of premium and accretion of discount, is included in “Net investment income” under the effective yield method. For mortgage-backed and asset-backed securities, the effective yield is based on estimated cash flows, including prepayment assumptions based on data from widely accepted third party data sources or internal estimates. In addition to prepayment assumptions, cash flow estimates vary based on assumptions regarding the underlying collateral, including default rates and changes in value. These assumptions can significantly impact income recognition and the amount of other-than-temporary impairments recognized in earnings and other comprehensive income. For high credit quality mortgage-backed and asset-backed securities (those rated AA or above), cash flows are provided quarterly, and the amortized cost and effective yield of the security are adjusted as necessary to reflect historical prepayment experience and changes in estimated future prepayments. The adjustments to amortized cost are recorded as a charge or credit to net investment income in accordance with the retrospective method. For asset-backed and mortgage-backed securities rated below AA, the effective yield is adjusted prospectively for any changes in estimated cash flows. See the discussion below on realized investment gains and losses for a description of the accounting for impairments, as well as the impact of the Company’s adoption of new authoritative guidance for the recognition and presentation of other-than-temporary impairments for debt securities. Unrealized gains and losses on fixed maturities classified as “available for sale,” net of tax, are included in “Accumulated other comprehensive income (loss).”

“Trading account assets supporting insurance liabilities, at fair value” include invested assets that support certain products which are experience rated, meaning that the investment results associated with these products are expected to ultimately accrue to contractholders. Realized and unrealized gains and losses for these investments are reported in “Investment gains (losses) on trading assets supporting insurance liabilities.” Interest and dividend income from these investments is reported in “Net investment income.” The investment results that ultimately accrue to contractholders are reported in “Interest credited to policyholders’ account balances.”

“Other trading account assets, at fair value” consist of investments used by the Company for asset and liability management activities. These instruments are carried at fair value. Realized and unrealized gains and losses on other trading account assets are reported in “Other income.” Interest and dividend income from these investments is reported in “Net investment income.”

“Equity securities, available for sale, at fair value” are comprised of common and non-redeemable preferred stock and are carried at fair value. The associated unrealized gains and losses, net of tax, are included in “Accumulated other comprehensive income (loss).” The cost of equity securities is written down to fair value when a decline in value is considered to be other-than-temporary. See the discussion below on realized investment gains and losses for a description of the accounting for impairments. Dividends from these investments are recognized in “Net Investment Income” when declared.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Commercial mortgage loans originated and held for investment are generally carried at unpaid principal balances, net of an allowance for losses. Commercial mortgage loans acquired are recorded at fair value when purchased, reflecting any premiums or discounts to unpaid principal balances. Interest income, as well as prepayment fees and the amortization of the related premiums or discounts, is included in “Net investment income.” For those loans not reported at fair value, the allowance for losses provides for the risk of credit losses inherent in the lending process and includes a loan specific reserve for each non-performing loan that has a specifically identified loss and a portfolio reserve for probable incurred but not specifically identified losses. Non-performing loans include those loans for which it is probable that amounts due according to the contractual terms of the loan agreement will not all be collected. These allowances for losses on these loans are determined based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the fair value of the collateral if the loan is collateral dependent. Interest received on non-performing loans, including loans that were previously modified in a troubled debt restructuring, is either applied against the principal or reported as net investment income, based on the Company’s assessment as to the collectability of the principal. The Company discontinues accruing interest on non-performing loans after the loans are 90 days delinquent as to principal or interest, or earlier when the Company has doubts about collectability. When a loan is deemed non-performing, any accrued but uncollectible interest is charged to interest income in the period the loan is deemed non-performing. Generally, a loan is restored to accrual status only after all delinquent interest and principal are brought current and, in the case of loans where the payment of interest has been interrupted for a substantial period, a regular payment performance has been established. The portfolio reserve for incurred but not specifically identified losses considers the current credit composition of the portfolio based on an internal quality rating, as well as property type diversification, the Company’s past loan loss experience, and other relevant factors. Together with historical credit migration and default statistics, the internal quality ratings are used to determine a default probability by loan. Historical loss severity statistics by property type are then applied to arrive at an estimate for incurred but not specifically identified losses. Historical credit migration, default and loss severity statistics are updated each quarter based on the Company’s actual loan experience, and are considered together with other relevant qualitative factors in making the final portfolio reserve calculations. The allowance for losses on commercial mortgages and other loans can increase or decrease from period to period based on these factors. The changes in the allowance for loan losses are reported in “Realized investment gains (losses), net.”

Securities repurchase agreements and securities loaned transactions are used to earn spread income, to borrow funds, or to facilitate trading activity. Securities repurchase agreements are generally short-term in nature, and therefore, the carrying amounts of these instruments approximate fair value. Securities repurchase agreements are collateralized by cash and U.S. government and government agency securities. Securities loaned are collateralized principally by cash or U.S. government securities. For securities repurchase agreements and securities loaned transactions used to earn spread income, the cash received is typically invested in cash equivalents, short-term investments or fixed maturities.

Securities repurchase agreements that satisfy certain criteria are treated as collateralized financing arrangements. These agreements are carried at the amounts at which the securities will be subsequently reacquired, as specified in the respective agreements. For securities purchased under agreements to resell, the Company’s policy is to take possession or control of the securities and to value the securities daily. For securities sold under agreements to repurchase, the market value of the securities to be repurchased is monitored, and additional collateral is obtained where appropriate, to protect against credit exposure. Securities to be repurchased are the same, or substantially the same, as those sold. Income and expenses related to these transactions used to earn spread income are reported as “Net investment income;” however, for transactions used to borrow funds, the associated borrowing cost is reported as interest expense (included in “Other general and administrative expenses).”

Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in the amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company’s securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions used to earn spread income are reported as “Net investment income”; however, for securities loaned transactions used for funding purposes the associated rebate is reported as interest expense (included in “Other general and administrative expenses”).

Other long-term investments consist of derivative financial instruments and the Company’s investments in joint ventures and limited partnerships.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices or the value of securities. Derivative financial instruments generally used by the Company include swaps, futures, forwards, and options, and may be exchange-traded in the over-the-counter market. Derivative positions are carried at fair value, generally by obtaining quoted market prices or through the use of valuation models. Values can be affected by changes in interest rates, foreign exchange rates, credit spreads, market volatility, and liquidity. Values can also be affected by changes in estimates and assumptions including those related to counterparty behavior and nonperformance risk used in valuation models.

Derivatives are used to manage the characteristics of the Company’s asset/liability mix and manage the interest rate and currency characteristics of assets or liabilities. Additionally, derivatives may be used to manage exposure to interest rate and foreign currency risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred.

Derivatives are recorded as assets or liabilities, within “Other long-term investments” in the Consolidated Statements of Financial Position, except for embedded derivatives which are generally recorded in the Consolidated Statements of Financial Position with the associated host contract. See the discussion below on Other Assets and Other Liabilities for a description of the accounting for an embedded derivative asset associated with a reinsurance arrangement with an affiliated company.

The Company designates derivatives as either (1) a hedge of the fair value of a recognized asset or liability or unrecognized firm commitment (“fair value” hedge); (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge); (3) a foreign-currency fair value or cash flow hedge (“foreign currency” hedge); or (4) a derivative entered into as an economic hedge that does not qualify for hedge accounting.

To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated risk of the hedged item. Effectiveness of the hedge is formally assessed at inception and throughout the life of the hedging relationship. Even if a derivative qualifies for hedge accounting treatment, there may be an element of ineffectiveness of the hedge. Under such circumstances, the ineffective portion is recorded in “Realized investment gains (losses), net.”

The Company formally documents at inception all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as fair value, cash flow, or foreign currency, hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

When a derivative is designated as a cash flow hedge and is determined to be highly effective, changes in its fair value are recorded in “Accumulated other comprehensive income (loss)” until earnings are affected by the variability of cash flows being hedged (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). At that time, the related portion of deferred gains or losses on the derivative instrument is reclassified and reported in the income statement line item associated with the hedged item.

If it is determined that a derivative no longer qualifies as an effective cash flow hedge or management removes the hedge designation, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recognized currently in “Realized investment gains (losses), net.” The component of “Accumulated other comprehensive income (loss)” related to discontinued cash flow hedges is amortized to the income statement line associated with the hedged cash flows consistent with the earnings impact of the original hedged cash flows.

When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, or because it is probable that the forecasted transaction will not occur by the end of the specified time period, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recognized currently in “Realized investment gains (losses), net.” Any asset or liability that was recorded pursuant to recognition of the firm commitment is removed from the balance sheet and recognized currently in “Realized investment gains (losses), net.” Gains and losses that were in “Accumulated other comprehensive income (loss)” pursuant to the hedge of a forecasted transaction are recognized immediately in “Realized investment gains (losses), net.”

If a derivative does not qualify for hedge accounting, all changes in its fair value, including net receipts and payments, are included in “Realized investment gains (losses), net” without considering changes in the fair value of the economically associated assets or liabilities.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

The Company is a party to financial instruments that may contain derivative instruments that are “embedded” in the financial instruments, the identification of which involves judgment. At inception, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and changes in its fair value are included in “Realized investment gains (losses), net.” For certain financial instruments that contain an embedded derivative that otherwise would need to be bifurcated and reported at fair value, the Company may elect to classify the entire instrument as a trading account asset and report it within “Other trading account assets,” at fair value.

Joint venture and partnership interests are generally accounted for using the equity method of accounting. In certain instances in which the Company’s interest is so minor (generally less than 3%) that it exercises virtually no influence over operating and financial policies, the Company applies the cost method of accounting. The Company’s income and expenses from investments in joint ventures and partnerships accounting for using the equity or the cost method, is included in “Net investment income.” The carrying value of these investments is written down, or impaired, to fair value when a decline in value is considered to be other-than-temporary. In applying the equity method or the cost method (including assessment for other-than-temporary impairment), the Company uses financial information provided by the investee, which is generally received on a one quarter lag.

“Short-term investments” consist of highly liquid debt instruments with original maturities of greater than three months and less than twelve months when purchased, other than those debt instruments meeting this definition that are included in “Trading account assets supporting insurance liabilities, at fair value.” These investments are generally carried at fair value.

Realized investment gains (losses) are computed using the specific identification method. Realized investment gains and losses are generated from numerous sources, including the sale of fixed maturity securities, equity securities, investments in joint ventures and limited partnerships and other types of investments, as well as adjustments to the cost basis of investments for net other-than-temporary impairments recognized in earnings. Realized investment gains and losses are also generated from prepayment premiums received on private fixed maturity securities, recoveries of principal on previously impaired securities, provisions for losses on commercial mortgage loans, fair value changes on embedded derivatives and free-standing derivatives that do not qualify for hedge accounting treatment.

The Company’s available-for-sale securities with unrealized losses are reviewed quarterly to identify other-than-temporary impairments in value. In evaluating whether a decline in value is other-than-temporary, the Company considers several factors including, but not limited to the following: (1) the extent and the duration of the decline; (2) the reasons for the decline in value (credit event, currency or interest-rate related, including general credit spread widening); and (3) the financial condition of and near-term prospects of the issuer. With regard to available-for-sale equity securities, the Company also considers the ability and intent to hold the investment for a period of time to allow for a recovery of value. When it is determined that a decline in value of an equity security is other-than-temporary, the carrying value of the equity security is reduced to its fair value, with a corresponding charge to earnings.

In addition, in April 2009, the Financial Accounting Standards Board (“FASB”) revised the authoritative guidance for the recognition and presentation of other-than-temporary impairments for debt securities. The Company early adopted this guidance on January 1, 2009. Prior to the adoption of this guidance the Company was required to record an other-than-temporary impairment for a debt security unless it could assert that it had both the intent and ability to hold the security for a period of time sufficient to allow for a recovery in its fair value of its amortized cost basis. The revised guidance indicates that an other-than-temporary impairment must be recognized in earnings for a debt security in an unrealized loss position when an entity either (a) has the intent to sell the debt security or (b) more likely than not will be required to sell the debt security before its anticipated recovery. For all debt securities in unrealized loss positions that do not meet either of these two criteria, the guidance requires that the Company analyze its ability to recover the amortized cost by comparing the net present value of projected future cash flows with the amortized cost of the security. The net present value is calculated by discounting the Company’s best estimate of projected future cash flows at an effective interest rate implicit in the debt security prior to impairment. The Company may use the estimated fair value of collateral as a proxy for the net present value

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

if it believes that the security is dependent on the liquidation of collateral for recovery of its investment. If the net present value is less than the amortized cost of the investment, an other-than-temporary impairment is recognized.

Under the authoritative guidance for the recognition and presentation of other-than-temporary impairments, when an other-than-temporary impairment of a debt security has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis. If the debt security meets either of these two criteria, the other-than-temporary impairment recognized in earnings is equal to the entire difference between the security’s amortized cost basis and its fair value at the impairment measurement date. For other-than-temporary impairments of debt securities that do not meet these two criteria, the net amount recognized in earnings is equal to the entire difference between the security’s amortized cost basis and its net present value calculated as described above. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in “Other comprehensive income (loss).” Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in earnings is tracked as a separate component of “Accumulated other comprehensive income (loss).” Prior to the adoption of this guidance in 2009, an other-than temporary impairment recognized in earnings for debt securities was equal to the total difference between amortized cost and fair value at the time of impairment.

For debt securities, the split between the amount of an other-than-temporary impairment recognized in other comprehensive income and the net amount recognized in earnings is driven principally by assumptions regarding the amount and timing of projected cash flows. For mortgage-backed and asset-backed securities, cash flow estimates consider the payment terms of the underlying assets backing a particular security, including prepayment assumptions, and are based on data from widely accepted third-party data sources or internal estimates. In addition to prepayment assumptions, cash flow estimates include assumptions regarding the underlying collateral including default rates and recoveries, which vary based on the asset type and geographic location, as well as the vintage year of the security. For all other debt securities, cash flow estimates are driven by assumptions regarding probability of default and estimates regarding timing and amount of recoveries associated with a default. The Company has developed these estimates using information based on its historical experience as well as using market observable data, such as industry analyst reports and forecasts, sector credit ratings and other data relevant to the collectability of a security, such as the general payment terms of the security and the security’s position within the capital structure of the issuer.

The new cost basis of an impaired security is not adjusted for subsequent increases in estimated fair value. In periods subsequent to the recognition of an other-than-temporary impairment, the impaired security is accounted for as if it had been purchased on the measurement date of the impairment. For debt securities, the discount (or reduced premium) based on the new cost basis may be accreted into net investment income in future periods based on prospective changes in cash flow estimates, to reflect adjustments to the effective yield.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, money market instruments and other debt instruments with original maturities of three months or less when purchased, other than cash equivalents that are included in “Trading account assets supporting insurance liabilities, at fair value.”

Reinsurance Recoverables and Payables

Reinsurance recoverables and payables primarily include receivables and corresponding payables associated with the reinsurance arrangements used to effect the Company’s acquisition of the retirement businesses of CIGNA. See Note 9 for additional information about these arrangements.

Income Taxes

The Company was acquired by Prudential Insurance on April 1, 2004. Due to provisions in the Internal Revenue Code, the Company will not be eligible to join in the filing of the Prudential Financial consolidated federal income tax return until 2010. As a result, the Company will file a separate federal tax return through 2009.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance, if required, is recorded to reduce a deferred tax asset to the amount expected to be realized. See Note 10 for additional information.

Valuation of Business Acquired

As a result of the acquisition of the retirement business of CIGNA and the application of purchase accounting, the Company reports a financial asset representing the valuation of business acquired (“VOBA”). VOBA represents the present value of future profits in excess of the cost of capital embedded in the acquired business. VOBA is determined by estimating the net present value of future cash flows from the contracts in force at the date of acquisition. Future positive cash flows include investment spreads, and fees and other charges assessed to the contracts for as long as they remain in force, while future negative cash flows include costs to administer the contracts and taxes. Contract balances are projected using assumptions for add-on deposits, participant withdrawals, contract surrenders, and investment returns. Gross profits are then determined based on investment spreads and the excess of fees and other charges over the costs to administer the contracts. VOBA is further explicitly adjusted to reflect the cost associated with the capital invested in the business. The Company amortizes VOBA over the effective life of the acquired contracts in “VOBA and other intangible amortization, net of interest.” The majority of VOBA is amortized in proportion to estimated gross profits arising principally from investment spreads and fees in excess of actual expense based upon historical and estimated future experience, which is updated periodically. The remainder of this VOBA is amortized based on estimated gross revenues, fees, or the change in policyholders’ account balances, as applicable. The effect of changes in gross profits on unamortized VOBA is reflected in the period such estimates of expected future profits are revised.

See Note 7 for additional information regarding VOBA.

Goodwill

As a result of the acquisition of CIGNA’s retirement business, the Company recognized an asset for goodwill representing the excess of cost over the net fair value of the assets acquired and liabilities assumed.

The Company tests goodwill for impairment annually as of December 31 and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying amount. The goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing the Company’s fair value to its carrying value including goodwill. If the fair value of the Company exceeds its carrying value, the applicable goodwill is considered not to be impaired. If the carrying value exceeds fair value, there is an indication of a potential impairment and the second step of the test is performed to measure the amount of impairment.

The second step involves calculating an implied fair value of goodwill for the Company. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the Company, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the Company was being acquired in a business combination. If the implied fair value of goodwill in the “pro forma” business combination accounting as described above exceeds the goodwill assigned to the Company, there is no impairment. If the goodwill assigned to the Company exceeds the implied fair value of the goodwill, an impairment charge is recorded in “General and administrative expenses” for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to the Company, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted. The Company is required to make significant estimates in determining the fair value of the Company including, but not limited to: projected cashflows, comparative market multiples, and the risk rate at which future net cash flows are discounted.

See Note 7 for additional information regarding goodwill.

Other Assets and Other Liabilities

Other assets consist primarily of deferred policy acquisition costs, intangible assets related to the Union Bank of California, N.A. (“UBOC”) and CIGNA acquisitions, and the embedded derivative asset associated with a reinsurance arrangement with

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

an affiliated company. This automatic coinsurance reinsurance arrangement covers all significant risk under the features of the policies reinsured. The Company is not relieved of its primary obligation to the policyholder as a result of this reinsurance transaction. This affiliated agreement covers the reinsurance of the guaranteed minimum withdrawal benefits (“GMWB”) feature of one of the Company’s products. This feature is considered to be an embedded derivative under Financial Accounting Standards Board (“FASB”) authoritative guidance, and changes in the fair value of the embedded derivative is recognized through “Realized investment gains (losses), net.”

Other liabilities consist primarily of income taxes payable, outstanding check drafts, contingent liabilities and general expense payables.

Costs that vary with and that are related primarily to the production of new insurance and annuity business are deferred to the extent such costs are deemed recoverable from future profits. Such deferred policy acquisition costs (“DAC”) include commissions and variable field office expenses that are incurred in producing new business. In each reporting period, capitalized DAC is amortized to “General and administrative expense,” net of the accrual of imputed interest on DAC balances. DAC is subject to recoverability testing at the end of each reporting period to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits or anticipated gross margins, as applicable.

Policy acquisition costs related to group annuity defined contribution and defined benefit contracts are deferred and amortized over the expected life of the contracts (approximately 20 years) in proportion to gross profits arising principally from investment results and expense margins, based on historical and anticipated future experience, which is updated periodically. The effect of changes to estimated gross profits on unamortized deferred acquisition costs is reflected in “General and administrative expenses” in the period such estimated gross profits are revised.

For some products, policyholders or their employers can elect to modify product benefits, features, rights or coverages by exchanging a contract for a new contract or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. These transactions are known as internal replacements. For internal replacement transactions, except those that involve the addition of a nonintegrated contract feature that does not change the existing base contract, the unamortized DAC is immediately charged to expense if the terms of the new policies are not substantially similar to those of the former policies. If the new terms are substantially similar to those of the earlier policies, the DAC is retained with respect to the new policies and amortized over the expected life of the new policies.

Property and equipment is carried at cost less accumulated depreciation. Most new property and equipment used by the Company is purchased by Prudential Insurance, and depreciation expenses are allocated to the Company. Depreciation of the existing property and equipment on the Company’s balance sheet is depreciated using the straight-line method over the estimated useful lives of the related assets.

Amounts related to contingent liabilities are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable. The Company evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual.

Separate Account Assets and Liabilities

Separate account assets are reported at fair value and represent segregated funds that are invested for certain policyholders, pension funds and other customers. The assets consist primarily of equity securities, fixed maturity securities, real estate related investments, real estate mortgage loans, short-term investments, and derivative instruments. The assets of each account are legally segregated and are generally not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities primarily represent the contractholder’s account balance in separate account assets. The investment income and realized investment gains or losses from separate accounts accrue to the policyholders and are not included in the Statements of Operations. Mortality, policy administration and surrender charges assessed against the accounts are included in “Policy charges and fee income.” Asset management fees charged to the accounts are included in “Asset management fees.”

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Future Policy Benefits

The Company’s liability for future policy benefits is primarily comprised of the present value of estimated future payments to or on behalf of policyholders, where the timing and amount of payment depends on policyholder mortality and retirement experience. Expected mortality is generally based on a modification of standard industry tables. Interest rate assumptions are based on factors such as market conditions and expected investment returns, including a provision for administrative expenses and adverse deviation. Although mortality and interest rate assumptions are “locked-in”, significant changes in experience or assumptions may require the Company to provide for expected future losses by establishing premium deficiency reserves. The Company’s liability for future policy benefits is also inclusive of liabilities for guarantee withdrawal benefits related to one of the Company’s products, which is discussed in Note 8.

Policyholders’ Account Balances

The Company’s liability for policyholders’ account balances represents the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is generally equal to the accumulated account deposits, plus interest allocated and certain realized and unrealized investment gains and losses that ultimately accrue to contractholders related to experience rated products, less policyholder withdrawals and other charges assessed against the account balance. See Note 8 for additional information.

Insurance Revenue and Expense Recognition

Premiums from non-participating single premium immediate annuities with life contingencies are recognized when due. Benefits are recorded as an expense when they are incurred. A liability for future policy benefits is recorded when premiums are due as discussed in Future Policy Benefits above.

Amounts received as payment for participating group annuities are reported as deposits to “Policyholders’ account balances.” Revenues from these contracts are reflected in “Policy charges and fee income” consisting primarily of fees assessed during the period against the policyholders’ account balances for policy administration and other charges. In addition to fees, the Company earns investment income from the investment of policyholders’ deposits in the Company’s general account portfolio. Benefits and expenses for these products include interest credited to policyholders’ account balances.

New Accounting Pronouncements

In September 2009, the FASB issued updated guidance for the fair value measurement of investments in certain entities that calculate net asset value per share including certain alternative investment funds. This guidance allows companies to determine the fair value of such investments using net asset value (“NAV”) if the fair value of the investment is not readily determinable and the investee entity issues financial statements in accordance with measurement principles for investment companies. Use of this practical expedient is prohibited if it is probable the investment will be sold at something other than NAV. This guidance also requires new disclosures for each major category of alternative investments. This guidance does not apply to the Company’s investments in joint ventures and limited partnerships that are generally accounted for under the equity or cost method. It is effective for annual reporting periods ending after December 15, 2009. The Company’s adoption of this guidance effective December 31, 2009 did not have a material effect on the Company’s consolidated financial position, results of operations, or financial statement disclosures.

In August 2009, the FASB issued updated guidance for the fair value measurement of liabilities. This guidance provides clarification on how to measure fair value in circumstances in which a quoted price in an active market for the identical liability is not available. This guidance also clarifies that restrictions preventing the transfer of a liability should not be considered as a separate input or adjustment in the measurement of fair value. The Company adopted this guidance effective with the annual reporting period ended December 31, 2009, and the adoption did not have a material effect on the Company’s consolidated financial position, results of operations, and financial statement disclosures.

In June 2009, the FASB issued authoritative guidance for the FASB’s Accounting Standards Codification™ as a source of authoritative U.S. GAAP. The Codification is not intended to change U.S. GAAP but is a new structure which organizes accounting pronouncements by accounting topic. This guidance is effective for annual financial statements issued after

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

September 15, 2009. The Company’s adoption of this guidance impacts the way the Company references U.S. GAAP standards in the financial statements.

In April 2009, the FASB revised the authoritative guidance for the recognition and presentation of other-than-temporary impairments. This new guidance amends the other-than-temporary impairment guidance for debt securities and expands the presentation and disclosure requirements of other-than-temporary impairments on debt and equity securities in the financial statements. This guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This guidance is effective for annual reporting periods ending after June 15, 2009. Adoption of this guidance resulted in a net after-tax increase to retained earnings and decrease to accumulated other comprehensive income (loss) of $23,290 thousand. The disclosures required by this new guidance are provided in Note 5. See “Investments” above for more information.

In April 2009, the FASB revised the authoritative guidance for fair value measurements and disclosures to provide guidance on (1) estimating the fair value of an asset or liability if there was a significant decrease in the volume and level of trading activity for these assets or liabilities, and (2) identifying transactions that are not orderly. Further, this new guidance required additional disclosures about fair value measurements. This guidance is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The Company’s adoption of this guidance did not have a material effect on the Company’s consolidated financial position or results of operations. The disclosures required by this revised guidance are provided in Note 13.

In April 2009, the FASB revised the authoritative guidance for the accounting for business combinations. This new guidance requires an asset acquired or liability assumed in a business combination that arises from a contingency to be recognized at fair value at the acquisition date, if the acquisition date fair value of that asset or liability can be determined during the measurement period. If the acquisition date fair value of an asset or liability assumed in a business combination that arises from a contingency cannot be determined during the measurement period, the asset or liability shall be recognized at the acquisition date using the authoritative guidance related to accounting for contingencies. This new guidance also amends disclosure requirements. This guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after January 1, 2009. The Company’s adoption of this guidance effective January 1, 2009 had no effect on the Company’s consolidated financial position or results of operations.

In January 2009, the FASB issued new authoritative guidance that revised other-than-temporary-impairment guidance for beneficial interests in securitized financial assets that are within the scope of the original guidance. This new guidance is effective for annual reporting periods ending after December 15, 2008. The Company’s adoption of this new guidance effective December 31, 2008 did not have a material effect on the Company’s consolidated financial position or results of operations. The required disclosures are provided in Note 5.

In December 2008, the FASB revised the authoritative guidance for disclosures by public entities (enterprises) about transfers of financial assets and interests in Variable Interest Entities (“VIE’s“). This new guidance requires enhanced disclosures about transfers of financial assets and interests in VIE’s. This guidance is effective for annual reporting periods ending after December 15, 2008. The Company adopted this guidance effective December 31, 2008. Since this guidance requires only additional disclosures concerning transfers of financial assets and interests in VIE’s, adoption of this guidance did not affect the Company’s consolidated financial position or results of operations. The disclosures required by this guidance are provided in Note 5.

In October 2008, the FASB revised the authoritative guidance on determining the fair value of a financial asset when the market for that asset is not active. This guidance clarifies the application of fair value measurements in a market that is not active and applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements. The guidance was effective upon issuance, including prior periods for which financial statements had not been issued. The Company’s adoption of this guidance effective September 30, 2008 did not have a material effect on the Company’s consolidated financial position or results of operations.

In September 2008, the FASB issued revised authoritative guidance for disclosures about credit derivatives and certain guarantees that amends existing guidance on this subject. This new guidance requires sellers of credit derivatives and certain guarantees to disclose (a) the nature of the credit derivative, the reason(s) for entering into the credit derivative, approximate term, performance triggers, and the current status of the performance risk; (b) the undiscounted maximum potential amount of

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

future payments the seller could be required to make before considering any recoveries from recourse provisions or collateral; (c) the credit derivative’s fair value; (d) the nature of any recourse provisions and any collateral assets held to ensure performance. This new guidance also requires the above disclosures for hybrid instruments that contain embedded derivatives and requires disclosure of the current status of the guarantee’s performance risk. This new guidance is effective for annual reporting periods ending after December 15, 2008. The Company’s adoption of this guidance effective December 31, 2008 did not have a material effect on the Company’s consolidated financial position or results of operations. The disclosures required by this guidance are provided in Note 14.

In April 2008, the FASB revised the authoritative guidance on the determination of the useful life of intangible assets. This new guidance amends the list of factors an entity should consider in developing renewal or extension assumptions used to determine the useful life of recognized intangible assets. This guidance is effective for fiscal years beginning after December 15, 2008, with the guidance for determining the useful life of a recognized intangible asset being applied prospectively to intangible assets acquired after the effective date, and the disclosure requirements being applied prospectively to all intangible assets recognized as of, and after, the effective date. The Company’s adoption of this guidance effective January 1, 2009 did not have a material effect on the Company’s consolidated financial position or results of operations.

In March 2008, the FASB issued authoritative guidance for derivative instruments and hedging activities which amends and expands the disclosure requirements for derivative instruments and hedging activities by requiring companies to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The Company’s adoption of this guidance effective January 1, 2009 did not have a material effect on the Company’s consolidated financial position or results of operations. The required disclosures are provided in Note 14.

In February 2008, the FASB revised the authoritative guidance for accounting for transfers of financial assets and repurchase financing transactions. The new guidance provides recognition and derecognition guidance for a repurchase financing transaction, which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties that is entered into contemporaneously with or in contemplation of, the initial transfer. The guidance is effective for fiscal years beginning after November 15, 2008. The Company’s adoption of this guidance on a prospective basis effective January 1, 2009 did not have a material effect on the Company’s consolidated financial position and results of operations.

In February 2008, the FASB revised the authoritative guidance which delays the effective date related to fair value measurements and disclosures for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008. The Company’s adoption of this guidance effective January 1, 2008 did not have a material effect on the Company’s consolidated financial statements or results of operations.

In January 2008, the FASB issued authoritative guidance for application of the shortcut method to hedge accounting with respect to the conditions that must be met in order to apply the shortcut method for assessing hedge effectiveness. This new guidance was effective for hedging relationships designated on or after January 1, 2008. The Company’s adoption of this guidance effective January 1, 2008 did not have a material effect on the Company’s consolidated financial position or results of operations.

In December 2007, the FASB issued authoritative guidance for business combinations which addresses the accounting for business acquisitions, is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited, and generally applies to business acquisitions completed after December 31, 2008. Among other things, the new guidance requires that all acquisition-related costs be expensed as incurred, and that all restructuring costs related to acquired operations be expensed as incurred. This new guidance also addresses the current and subsequent accounting for assets and liabilities arising from contingencies acquired or assumed and, for acquisitions both prior and subsequent to December 31, 2008, requires the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. The Company’s adoption of this guidance effective January 1, 2009 did not have a material effect on the Company’s consolidated financial position or results of operations, but may have an effect on accounting for future business combinations.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

In December 2007, the FASB issued guidance on noncontrolling interests in consolidated financial statements. This guidance changes the accounting for minority interests, which are recharacterized as noncontrolling interests and classified by the parent company as a component of equity. Upon adoption, this guidance requires retroactive adoption of the presentation and disclosure requirements for existing minority interests and prospective adoption for all other requirements. The Company’s adoption of this guidance effective January 1, 2009 did not have a material effect on the Company’s consolidated financial position, results of operations, financial statement presentation, or financial statement disclosures.

In November 2007, the staff of the Securities and Exchange Commission (“SEC”) issued guidance on written loan commitments recorded at fair value through earnings which states that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. This guidance is effective for all written loan commitments recorded at fair value that are entered into, or substantially modified, in fiscal years beginning after December 15, 2007. The Company adopted this guidance effective January 1, 2008. The Company’s adoption of this guidance did not have a material effect on the Company’s consolidated financial position or results of operations.

In April 2007, the FASB revised the authoritative guidance for offsetting of amounts related to certain contracts. The new authoritative guidance permits companies to offset cash collateral receivables or payables with net derivative positions under certain circumstances. This guidance is effective for fiscal years beginning after November 15, 2007 and is required to be applied retrospectively to financial statements for all periods presented. The Company’s adoption of this guidance effective January 1, 2008 did not have a material effect on the Company’s consolidated financial position or results of operations.

In September 2006, the FASB issued authoritative guidance on fair value measurements. This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This guidance does not change which assets and liabilities are required to be recorded at fair value, but the application of this guidance could change practices in determining fair value. The Company adopted this guidance effective January 1, 2008. See Note 13 for more information on fair value measurements guidance.

In June 2006, the FASB revised the authoritative guidance for accounting for uncertainty in income taxes. See Note 10 for details regarding the adoption of this new guidance on January 1, 2007

In March 2006, the FASB issued authoritative guidance on accounting for servicing of financial assets. This guidance requires that servicing assets or liabilities be initially measured at fair value, with subsequent changes in value reported based on either a fair value or amortized cost approach for each class of servicing assets or liabilities. Under previous guidance, such servicing assets or liabilities were initially measured at historical cost and the amortized cost method was required for subsequent reporting. The Company adopted this guidance effective January 1, 2007, and elected to continue reporting subsequent changes in value using the amortized cost approach. Adoption of this guidance had no material effect on the Company’s consolidated financial position or results of operations.

In February 2006, the FASB issued authoritative guidance on accounting for certain hybrid instruments. This guidance eliminates an exception from the requirement to bifurcate an embedded derivative feature from beneficial interests in securitized financial assets. The Company has used this exception for investments the Company has made in securitized financial assets in the normal course of operations, and thus has not previously had to consider whether such investments contain an embedded derivative. The new requirement to identify embedded derivatives in beneficial interests will be applied on a prospective basis only to beneficial interests acquired, issued, or subject to certain remeasurement conditions after the adoption of the guidance. This statement also provides an election, on an instrument by instrument basis, to measure at fair value an entire hybrid financial instrument that contains an embedded derivative requiring bifurcation, rather than measuring only the embedded derivative on a fair value basis. If the fair value election is chosen, changes in unrealized gains and losses are reflected in the Statements of Operations. The Company’s adoption of this guidance effective January 1, 2007 did not have a material effect on the Company’s consolidated financial position or results of operations.

In September 2005, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants issued authoritative guidance on accounting by insurance enterprises for deferred acquisition costs in connection with modifications or exchanges of insurance contracts. This guidance tells insurance enterprises how to account for deferred acquisition costs, including deferred policy acquisition costs, valuation of business acquired and deferred sales inducements on internal replacements of certain insurance and investment contracts. This guidance defines an internal replacement as a

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract, and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company adopted this guidance on January 1, 2007, which resulted in a net after-tax reduction to retained earnings of $6,549 thousand.

Future Adoption of New Accounting Pronouncements

In June 2009, the FASB issued authoritative guidance which changes the analysis required to determine whether or not an entity is a variable interest entity (“VIE”). In addition, the guidance changes the determination of the primary beneficiary of a VIE from a quantitative to a qualitative model. Under the new qualitative model, the primary beneficiary must have both the ability to direct the activities of the VIE and the obligation to absorb either losses or gains that could be significant to the VIE. This guidance also changes when reassessment is needed, as well as requires enhanced disclosures, including the effects of a company’s involvement with a VIE on its financial statements. This guidance is effective for annual reporting periods beginning after November 15, 2009. The Company’s adoption of this guidance effective January 1, 2010 is not expected to have a material effect on the Company’s consolidated financial position, results of operations, and financial statement disclosures.

In June 2009, the FASB issued authoritative guidance which changes the accounting for transfers of financial assets, and is effective for transfers of financial assets occurring in annual reporting periods beginning after November 15, 2009. It removes the concept of a qualifying special-purpose entity (“QSPE”) from the guidance for transfers of financial assets and removes the exception from applying the guidance for consolidation of variable interest entities to qualifying special-purpose entities. It changes the criteria for achieving sale accounting when transferring a financial asset and changes the initial recognition or retained beneficial interests. This guidance also defines “participating interest” to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. Disclosure provisions will be applied to transfers that occurred both before and after January 1, 2010. The Company’s adoption of this guidance effective January 1, 2010 is not expected to have a material effect on the Company’s consolidated financial position, results of operations, and financial statement disclosures.

Reclassifications

Certain amounts in prior years have been reclassified to conform to current year presentation.

3.	ACQUISITIONS

Acquisition of a Portion of Union Bank of California’s Retirement Business

On December 31, 2007, the Company acquired a portion of UBOC’s retirement business for $103 million of cash consideration. In recording the transaction, $2.6 million of the purchase price was paid for by the Company on behalf of Prudential Bank and Trust (“PB&T”), an affiliated company. The remaining purchase price of $100.4 million was included in other intangibles, which is reflected in “Other Assets” (See Note 7 for additional information).

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

4.	DISCONTINUED OPERATIONS

Income from discontinued businesses, including charges upon disposition, for the years ended December 31, are as follows:

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007

	(in thousands)
Real Estate investments sold or held for sale (1)	$743	$—	$34,531
Income tax expense	(267)	—	(12,431)

Income from discontinued operations, net of taxes	$476	$—	$22,100

The Company’s Statements of Financial Position include no assets or liabilities related to discontinued businesses at December 31, 2009 and 2008.

(1) In 2009, the Company recorded a $743 thousand gain on the release of escrow funds, from a property sold in 2007. In 2007, the Company recorded a $33 million gain on the sale of two properties.

5.	INVESTMENTS

Fixed Maturities and Equity Securities

The following tables provide information relating to fixed maturities and equity securities (excluding investments classified as trading) at December 31:

	2009

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Other-than- temporary impairments in AOCI (3)
	(in thousands)
Fixed maturities, available for sale
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$20,297	$626	$91	$20,832	$—
Obligations of U.S. states and their political subdivisions	386	51	—	437	—
Foreign government bonds	32,158	2,154	54	34,258	—
Corporate securities	1,643,537	60,689	25,314	1,678,912	(1,192)
Asset-backed securities(1)	144,927	6,441	23,834	127,534	(19,471)
Commercial mortgage-backed securities	290,368	1,873	13,663	278,578	—
Residential mortgage-backed securities(2)	157,072	4,959	237	161,794	—

Total fixed maturities, available for sale	$2,288,745	$76,793	$63,193	$2,302,345	$(20,663)

Equity securities, available for sale	$19,331	$1,435	$2,005	$18,761

(1)	Includes credit tranched securities collateralized by sub-prime mortgages, auto loans, credit cards, education loans, and other asset types.
(2)	Includes publicly traded agency pass-through securities and collateralized mortgage obligations.
(3)

Represents the amount of other-than-temporary impairment losses in “Accumulated other comprehensive income (loss),” or “AOCI,” which from January 1, 2009, were not included in earnings under new authoritative accounting guidance. Amount excludes $5,537 thousand of net unrealized gains on impaired securities relating to changes in the value of such securities subsequent to the impairment measurement date.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

	2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
Fixed maturities, available for sale
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$21,684	$3,360	$—	$25,044
Obligations of U.S. states and their political subdivisions	387	48	—	435
Foreign government bonds	42,218	1,142	1,481	41,879
Corporate securities	1,651,081	21,250	172,248	1,500,083
Asset-backed securities	130,523	3,548	24,569	109,502
Commercial mortgage-backed securities	306,535	272	62,563	244,244
Residential mortgage-backed securities	127,338	3,544	459	130,423

Total fixed maturities, available for sale	$2,279,766	$33,164	$261,320	$2,051,610

Equity securities, available for sale	$19,016	$—	$11,489	$7,527

The amortized cost and fair value of fixed maturities by contractual maturities at December 31, 2009, is as follows:

	Available for Sale
	Amortized Cost	Fair Value
	(in thousands)
Due in one year or less	$77,022	$77,840
Due after one year through five years	488,096	506,929
Due after five years through ten years	588,693	608,990
Due after ten years	542,567	540,680
Asset-backed securities	144,927	127,534
Commercial mortgage-backed securities	290,368	278,578
Residential mortgage-backed securities	157,072	161,794

Total	$2,288,745	$2,302,345

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Asset-backed, commercial mortgage-backed, and residential mortgage-backed securities are shown separately in the table above, as they are not due at a single maturity date.

The following table depicts the sources of fixed maturity proceeds and related gross investment gains (losses), as well as losses on impairments of both fixed maturities and equity securities:

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007

	(in thousands)

Fixed maturities, available for sale:
Proceeds from sales	$162,019	$629,701	$846,226
Proceeds from maturities/repayments	195,059	56,465	179,585
Gross investment gains from sales, prepayments and maturities	5,884	8,487	18,452
Gross investment losses from sales and maturities	(8,194)	(13,967)	(8,915)

Fixed maturity and equity security impairments:
Net writedowns for other-than-temporary impairment losses on fixed maturities recognized in earnings (1)	$(22,934)	$(42,717)	$(1,851)
Writedowns for impairments of equity securities	(390)	(198)	(1,621)

(1)

Effective with the adoption of new authoritative guidance on January 1, 2009, excludes the portion of other-than-temporary impairment recorded in “Other comprehensive income (loss)” representing any difference between the fair value of the impaired debt security and the net present value of its projected future cash flows at the time of impairment.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

As discussed in Note 2, a portion of certain other-than-temporary impairment (“OTTI”) losses on fixed maturity securities are recognized in “Other comprehensive income (loss)” (“OCI”). The net amount recognized in earnings (“credit loss impairments”) represents the difference between the amortized cost of the security and the net present value of its projected future cash flows discounted at the effective interest rate implicit in the debt security prior to the impairment. Any remaining difference between the fair value and the amortized cost is recognized in OCI. The following table sets forth the amount of pre-tax credit loss impairments on fixed maturity securities held by the Company as of the dates indicated, for which a portion of the OTTI loss was recognized in OCI, and the corresponding changes in such amounts for the periods indicated.

Credit losses recognized in earnings on fixed maturity securities held by the Company for which a portion of the OTTI loss was recognized in OCI	Year ended December 31, 2009
(in thousands)

Balance, beginning of period	$—
Credit losses remaining in retained earnings related to adoption of new authoritative guidance on January 1, 2009	5,502
Credit loss impairment previously recognized on securities which matured, paid down, prepaid or were sold during the year	(3,171)
Credit loss impairments previously recognized on securities impaired to fair value during the year (1)	—
Credit loss impairments recognized in the current year on securities not previously impaired	18,139
Additional credit loss impairments recognized in the current year on securities previously impaired	3,510
Increases due to the passage of time on previously recorded credit losses	389
Accretion of credit loss impairments previously recognized due to an increase in cash flows expected to be collected	(988)

Balance, December 31, 2009	$23,381

(1)

Represents circumstances where the Company determined in the current year that it intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of the security’s amortized cost.

Trading Account Assets Supporting Insurance Liabilities

The following table sets forth the composition of “Trading account assets supporting insurance liabilities” at December 31:

	2009		2008
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in thousands)		(in thousands)
Short-term investments and cash equivalents	$725,365	$725,365	$1,231,815	$1,231,815

Fixed maturities:
U.S. government corporations and agencies and obligations of U.S. states	90,920	87,350	34,246	34,740
Foreign government bonds	104,020	106,146	8,394	8,193
Corporate securities	9,116,889	9,417,576	8,802,350	7,964,002
Asset-backed securities	1,022,458	856,874	914,760	634,950
Commercial mortgage-backed securities	1,899,037	1,892,777	2,335,267	2,091,786
Residential mortgage-backed securities	1,433,981	1,431,990	707,554	683,655

Total fixed maturities	13,667,305	13,792,713	12,802,571	11,417,326
Equity securities	164,324	121,280	163,459	68,350

Total trading account assets supporting insurance liabilities	$14,556,994	$14,639,358	$14,197,845	$12,717,491

Net change in unrealized gains (losses) from trading account assets supporting insurance liabilities still held at period end, recorded within “Investment (losses) gains on trading assets supporting insurance liabilities” were $1,562,718 thousand, $(1,361,300) thousand and $138,637 thousand for the years ended December 31, 2009, 2008 and 2007, respectively.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Other Trading Account Assets

This table sets forth the composition of “Other trading account assets” at December 31:

	2009		2008
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in thousands)		(in thousands)
Asset-backed securities	$3,829	$4,091	$—	$—
Corporate securities	—	—	1,000	907

Total trading account assets	$3,829	$4,091	$1,000	$907

The net change in unrealized gains (losses) from other trading account assets still held at period end, recorded within “Asset management fees and other income” were $355 thousand, ($63) thousand and ($30) thousand during the years ended December 31, 2009, 2008 and 2007, respectively.

Commercial Mortgages

The Company’s commercial mortgages which are all collateralized, are comprised as follows at December 31:

	2009		2008
	Amount (in thousands)	% of Total	Amount (in thousands)	% of Total
Commercial loans by property type
Office buildings	$851,806	18%	$885,590	19%
Retail stores	1,395,776	30%	1,221,252	26%
Apartment complexes	444,922	10%	681,466	15%
Industrial buildings	924,745	20%	931,483	20%
Agricultural properties	176,554	4%	185,356	4%
Hospitality	320,256	7%	248,460	5%
Other	541,303	11%	510,822	11%

Total collateralized loans	4,655,362	100%	4,664,429	100%

Valuation allowance	(61,013)		(18,280)

Total net commercial mortgage loans	$4,594,349		$4,646,149

The commercial mortgage loans are geographically dispersed throughout the United States primarily, with the largest concentrations in California (20%), New York (8%), Virginia (7%), and Texas (6%) at December 31, 2009.

Activity in the allowance for losses for all commercial mortgage loans, for the years ended December 31, is as follows:

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
		(in thousands)

Allowance for losses, beginning of year	$18,280	10,363	$9,640
Change in allowance for losses	42,733	7,917	723

Allowance for losses, end of year	$61,013	18,280	$10,363

Non-performing commercial mortgage loans identified in management’s specific review of probable loan losses and the related allowance for losses at December 31, 2009, are as follows:

	2009	2008
	(in thousands)
Non-performing commercial mortgage loans with allowance for losses	$88,908	$—
Non-performing commercial mortgage with no allowance for losses	—	10,000
Allowance for losses, end of year	(25,579)	—

Net carrying value of non-performing commercial mortgage loans	$63,329	$10,000

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Non-performing commercial mortgage loans with no allowance for losses are loans in which the fair value of the collateral or the net present value of the loans’ expected future cash flows equals or exceeds the recorded investment. The average recorded investment in non-performing loans before allowance for losses was $44,454 thousand, $5,000 thousand and zero for 2009, 2008 and 2007, respectively. Net investment income recognized on these loans totaled $5,031 thousand, $563 thousand, and zero for the years ended December 31, 2009, 2008 and 2007, respectively.

Other Long-term Investments

“Other long-term investments” are comprised as follows at December 31:

	2009	2008
	(in thousands)
Joint ventures and limited partnerships:
Real estate related	$ 25,978	$ 26,610
Non real estate related	63,557	56,106

Total joint ventures and limited partnerships	89,535	82,716

Derivatives and other	155,776	342,271

Total other long-term investments	$ 245,311	$ 424,987

Equity Method Investments

Summarized combined financial information for significant joint ventures and limited partnership interests accounted for under the equity method is as follows:

	At December 31,
	2009	2008
	(in thousands)
STATEMENTS OF FINANCIAL POSITION
Investments in real estate	$81,931	$92,956
Investments in securities	797,485	607,738
Cash and cash equivalents	30,392	32,802
Receivables	10,071	6,577
Other assets (1)	21,091	2,824

Total assets	$940,970	$742,897

Borrowed funds-third party	$67,500	$69,000
Payables	5,802	439
Other liabilities (2)	8,319	3,547

Total liabilities	81,621	72,986
Partners’ capital	859,349	669,911

Total liabilities and partners’ capital	$940,970	$742,897

Equity in partners’ capital included above	$81,047	$63,424
Equity in limited partnership interests not included above	2,863	9,868

Carrying value	$83,910	$73,292

(1)	Other assets consist of goodwill, intangible assets and other miscellaneous assets.
(2)	Other liabilities consist of securities repurchase agreements and other miscellaneous liabilities.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
	(in thousands)
STATEMENTS OF OPERATIONS
Income from real estate investments	$42,458	$43,230	$44,315
Income from securities investments	98,635	67,159	27,178
Other income	1,833
Interest expense-third party	(5,056)	(4,039)	(4,670)
Depreciation	(3,736)	(3,653)	(3,804)
Management fees/Salary expense	(11,148)	(8,468)	(10,522)
Other expenses	(35,416)	(32,160)	(30,669)

Net earnings	$87,570	$62,069	$21,828

Equity in net earnings included above	5,666	6,941	5,290
Equity in net earnings (losses) of limited partnership interests not included above	(1,017)	70	114

Total equity in net earnings	$4,649	$7,011	$5,404

Net Investment Income

Net investment income for the years ended December 31, was from the following sources:

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
	(in thousands)

Fixed maturities, available for sale	$147,517	$148,655	$166,297
Equity securities, available for sale	1,388	1,461	4,892
Trading account assets	720,236	725,963	697,631
Commercial mortgage loans	273,294	266,972	230,628
Short-term investments and cash equivalents	404	1,313	2,568
Other investment income	4,597	7,488	10,474

Gross investment income	1,147,436	1,151,852	1,112,490
Less investment expenses	(44,467)	(55,306)	(69,418)

Net investment income	$1,102,969	$1,096,546	$1,043,072

Carrying value for non-income producing assets included in fixed maturities totaled $13,195 thousand, $7,829 thousand and $109 thousand as of December 31, 2009, 2008 and 2007, respectively. Non-income producing assets represent investments that have not produced income for the twelve months preceding December 31, 2009, 2008 and 2007, respectively.

Realized Investment Gains (Losses), Net

Realized investment gains (losses), net, for the years ended December 31, were from the following sources:

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
	(in thousands)

Fixed maturities	$(25,245)	$(48,197)	$7,686
Equity securities	(2,584)	3,038	(2,199)
Commercial mortgage loans	(46,377)	(9,200)	(6,289)
Joint ventures and limited partnerships	(3,781)	(107)	(1)
Derivatives	(90,442)	164,055	27,264

Realized investment gains (losses), net	$(168,429)	$109,589	$26,461

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Net Unrealized Investment Gains and Losses on Fixed Maturity Securities on which an OTTI loss has been recognized

Net unrealized investment gains and losses on securities classified as “available for sale” and certain other long-term investments are included in the Consolidated Statements of Financial Position as a component of “Accumulated other comprehensive income (loss)”, or “AOCI.” Changes in these amounts include reclassification adjustments to exclude from “Other comprehensive income (loss)” those items that are included as part of “Net income” for a period that had been part of “Other comprehensive income (loss)” in earlier periods. The amounts for the periods indicated below, split between amounts related to fixed maturity securities on which an OTTI loss has been recognized, and all other net unrealized investment gains and losses, are as follows:

	Net Unrealized (Losses) Gains on Investments	Policyholders’ Account Balances	Deferred Income Tax Benefit (Liability)	Accumulated Other Comprehensive (Loss) Income Related To Net Unrealized Investment (Losses) Gains
	(in thousands)

Balance, December 31, 2008	$—	$—	$—	$—
Cumulative impact of the adoption of new authoritative guidance on January 1, 2009	(38,752)	—	14,275	(24,477)
Net investment (losses) gains on investments arising during the period	(7,551)	—	2,718	(4,833)
Reclassification adjustment for losses (gains) included in net income	40,757	—	(14,672)	26,085
Reclassification adjustment for OTTI losses excluded from net income (1)	(9,582)	—	3,450	(6,132)
Impact of net unrealized investment gains (losses) on policyholders’ account balances	—	—	—	—

Balance, December 31, 2009	$(15,128)	$—	$5,771	$(9,357)

(1)	Represents “transfers in” related to the portion of OTTI losses recognized during the period that were not recognized in earnings for securities with no prior OTTI loss.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

All Other Net Unrealized Investment Gains and Losses in AOCI

	Net Unrealized Gains (Losses) on Investments (1)	Policyholders’ Account Balances	Deferred Income Tax (Liability) Benefit	Accumulated Other Comprehensive Income (Loss) Related To Net Unrealized Investment Gains (Losses)
	(in thousands)

Balance, December 31, 2006	$16,951	$—	$(5,934)	$11,017
Net investment gains (losses) on investments arising during the period	16,617	—	(5,818)	10,799
Reclassification adjustment for losses (gains) included 1,802 in net income	(5,146)	—	1,802	(3,344)
Purchase of fixed maturities from an affiliate	(312)	—	—	(312)

Balance, December 31, 2007	$28,110	$—	$(9,950)	$18,160
Net investment gains (losses) on investments arising during the period	(313,177)	—	112,744	(200,433)
Reclassification adjustment for losses (gains) included in net income	45,174	—	(16,263)	28,911
Impact of net unrealized investment gains (losses) on policyholders’ account balances	—	67	(24)	43

Balance, December 31, 2008	$(239,893)	$67	$86,507	$(153,319)
Cumulative impact of the adoption of new authoritative guidance on January 1, 2009	1,880	—	(693)	1,187
Net investment gains (losses) on investments arising during the period	269,688	—	(97,087)	172,601
Reclassification adjustment for (gains) losses included in net income	(12,929)	—	4,654	(8,275)
Reclassification adjustment for OTTI losses excluded from net income (2)	9,582	—	(3,449)	6,133
Impact of net unrealized investment gains (losses) on policyholders’ account balances	—	231	(84)	147

Balance, December 31, 2009	$28,328	$298	$(10,152)	$18,474

(1)	Includes cash flow hedges. See Note 14 for information on cash flow hedges.
(2)	Represents “transfers out” related to the portion of OTTI losses recognized during the period that were not recognized in earnings for securities with no prior OTTI loss.

The table below presents net unrealized (losses) gains on investments by asset class as of the dates indicated:

	At December 31,
	2009	2008
	(in thousands)
Fixed maturity securities on which an OTTI loss has been recognized	$(15,128)	$—
Fixed maturity securities, available for sale all other	28,728	(228,156)
Equity securities, available for sale	(570)	(11,489)
Derivatives designated as cash flow hedges (1)	(270)	(270)
Joint ventures and limited partnerships	440	22

Net unrealized gains (losses) on investments	$13,200	$(239,893)

(1)	See Note 14 for more information on cash flow hedges.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Duration of Gross Unrealized Loss Positions for Fixed Maturities, Available for Sale

The following table shows the fair value and gross unrealized losses aggregated by investment category and length of time that individual fixed maturity securities have been in a continuous unrealized loss position, at December 31:

	2009
	Less than twelve months (1)		Twelve months or more (1)		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Fixed maturities, available for sale
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$5,208	$91	$—	$—	$5,208	$91
Foreign government bonds	—	—	450	54	450	54
Corporate securities	174,751	4,474	267,850	20,840	442,601	25,314
Asset-backed securities	6,418	1,537	57,456	22,297	63,874	23,834
Commercial mortgage-backed securities	104,937	1,443	84,655	12,220	189,592	13,663
Residential mortgage-backed securities	12,309	40	1,344	197	13,653	237

Total	$303,623	$7,585	$411,755	$55,608	$715,378	$63,193

(1)

The month count for aging of unrealized losses was reset back to historical unrealized loss month counts for securities impacted by the adoption of new authoritative guidance related to other-than-temporary impairments of debt securities on January 1, 2009.

	2008
	Less than twelve months		Twelve months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Fixed maturities, available for sale
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$21,684	$—	$—	$—	$21,684	$—
Obligations of U.S. states and their political subdivisions	387	—	—	—	387	—
Foreign government bonds	40,737	1,481	—	—	40,737	1,481
Corporate securities	1,188,065	98,393	290,768	73,855	1,478,833	172,248
Asset-backed securities	107,660	16,631	11,072	7,938	118,732	24,569
Commercial mortgage-backed securities	143,974	26,726	99,998	35,837	243,972	62,563
Residential mortgage-backed securities	126,341	308	538	151	126,879	459

Total	$1,628,848	$143,539	$402,376	$117,781	$2,031,224	$261,320

The gross unrealized losses at December 31, 2009 and 2008 are composed of $36,052 thousand and $204,751 thousand related to high or highest quality securities based on NAIC or equivalent rating and $27,141 thousand and $56,569 thousand related to other than high or highest quality securities based on NAIC or equivalent rating, respectively. At December 31, 2009, $34,094 thousand of the gross unrealized losses represented declines in value of greater than 20%, $174 thousand of which had been in that position for less than six months, as compared to $130,943 thousand at December 31, 2008 that represented declines in value of greater than 20%, $121,618 thousand of which had been in that position for less than six months. At December 31, 2009, the $55,608 thousand of gross unrealized losses of twelve months or more were concentrated in asset backed securities, and in the public utilities, services and transportation sectors. At December 31, 2008, the $117,781 thousand of gross unrealized losses of twelve months or more were concentrated in commercial mortgage-backed securities, and in the manufacturing, public utilities, and services sectors. In accordance with its policy described in Note 2, the Company concluded that an adjustment to earnings for other-than-temporary impairments for these securities was not warranted at December 31, 2009 or 2008. The conclusions are based on a detailed analysis of the underlying credit and cash flows on each security. The gross unrealized losses are primarily attributable to credit spread widening and increased liquidity discounts. At December 31, 2009, the Company does not intend to sell the securities and it is not more likely than not that the Company will be required to sell the securities before the anticipated recovery of its remaining amortized cost basis.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Duration of Gross Unrealized Loss Positions for Equity Securities

The following table shows the fair value and gross unrealized losses aggregated by length of time that individual equity securities have been in a continuous unrealized loss position, at December 31:

	2009
	Less than twelve months		Twelve months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Equity Securities, available for sale	$756	$41	$11,625	$1,964	$12,381	$2,005

	2008
	Less than twelve months		Twelve months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Equity Securities, available for sale	$7,527	$11,489	$—	$—	$7,527	$11,489

At December 31, 2009, zero of the gross unrealized losses represented declines of greater than 20%. At December 31, 2008, $11,489 thousand of the gross unrealized losses represented declines of greater than 20%, all of which had been in that position for less than six months. Perpetual preferred securities have characteristics of both debt and equity securities. Since an impairment model similar to fixed maturity securities is applied to these securities, an other-than-temporary impairment may not have been recognized on certain perpetual preferred securities that have been in a continuous unrealized position for twelve months or more as of December 31, 2009. In accordance with its policy described in Note 2, the Company concluded that an adjustment for other-than-temporary impairments for these securities was not warranted at December 31, 2009 or 2008.

Securities Pledged, Restricted Assets and Special Deposits

The Company pledges as collateral investment securities it owns to unaffiliated parties through certain transactions, including securities lending, securities sold under agreements to repurchase and collateralized borrowings. At December 31, the carrying value of investments pledged to third parties as reported in the Statements of Financial Position included the following:

	2009	2008
	(in thousands)
Fixed maturities available for sale	$23,845	$37,564
Trading account assets supporting insurance liabilities	388,395	413,473

Total securities pledged	$412,240	$451,037

The carrying amount of the associated liabilities supported by the pledged collateral was $429,035 thousand and $463,643 thousand at December 31, 2009 and 2008, respectively. These amounts were included in “Cash collateral for loaned securities.”

Assets of $6,724 thousand and $7,233 thousand at December 31, 2009 and 2008, respectively, were on deposit with governmental authorities or trustees. Securities restricted as to sale amounted to $10,251 thousand at December 31, 2009. This amount represents member stock associated with membership in the Federal Home Loan Bank of Boston.

Variable Interest Entities

In the normal course of its activities, the Company enters into relationships with various special purpose entities and other entities that are deemed to be variable interest entities (“VIEs”). A VIE is an entity that either (1) has equity investors that lack certain essential characteristics of a controlling financial interest (including the ability to control the entity, the obligation to absorb the entity’s expected losses and the right to receive the entity’s expected residual returns) or (2) lacks sufficient

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

equity to finance its own activities without financial support provided by other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE. If the Company determines that it stands to absorb a majority of the VIE’s expected losses or to receive a majority of the VIE’s expected residual returns, the Company would be deemed to be the VIE’s “primary beneficiary” and would be required to consolidate the VIE.

In addition, in the normal course of its activities, the Company will invest in structured investments including VIEs. These structured investments typically invest in fixed income investments and are managed by third parties and include asset-backed securities, commercial mortgage-backed securities and residential mortgage-backed securities. The Company’s maximum exposure to loss on these structured investments, both VIEs and non-VIEs, is limited to the amount of its investment. The Company has not provided material financial or other support that was not contractually required to these structures.

The Company consolidates a VIE that was formed in July 2009 to facilitate a transaction in which the Company was compensated for effectively defeasing credit insurance protection related to certain asset backed securities held by the Company. These asset backed securities had a market value of $7,090 thousand and unpaid principal amount of $19,853 thousand as of December 31, 2009 and are the sole assets of the VIE. In addition, the VIE contains a liability related to a swap with a market value of $1,957 thousand as of December 31, 2009. The creditors to the VIE (including the swap counterparty) do not have recourse to the company in excess of the assets in the VIE. The total assets of the VIE at December 31, 2009 are $5,227 thousand.

6.	DEFERRED POLICY ACQUISITION COSTS

The balances, included in Other assets, of and changes in deferred policy acquisition costs as of and for the years ended December 31, are as follows:

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
	(in thousands)

Balance, beginning of period	$120,906	$92,008	$60,400
Capitalization of commissions, sales and other acquisition expenses	22,388	31,694	31,941
Amortization, net of interest	(11,619)	(2,796)	581
Impact of adoption of guidance for deferred acquisition costs in connection with modifications or exchanges of insurance contracts	—	—	(914)

Balance, end of year	$131,675	$120,906	$92,008

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

7.	VALUATION OF BUSINESS ACQUIRED, GOODWILL AND OTHER INTANGIBLES

Valuation of Business Acquired

The balance of and changes in VOBA as of and for the year ended December 31, are as follows:

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
		(in thousands)
Balance, beginning of period	$296,404	$272,229	$295,767
Amortization (1)	(28,981)	7,781	(32,897)
Interest (2)	17,240	16,394	18,677
Impact of adoption of guidance on accounting for deferred acquisition costs in connection with modifications or exchanges of insurance contracts)	—	—	(9,318)

Balance, end of year	$284,663	$296,404	$272,229

(1)	The weighted average remaining expected life for VOBA amortization is approximately 17 years.
(2)	The interest accrual rate was 6.9%.

The following table provides estimated future amortization, net of interest, for the periods indicated.

VOBA Amortization
(in thousands)
2010	$3,635
2011	1,817
2012	1,181
2013	1,024
2014	918
2015 and thereafter	276,088

Total	$284,663

Goodwill

Goodwill is the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed and was the result of the acquisition of CIGNA’s retirement business. For tax purposes, the transaction was accounted for as a purchase of assets and did not result in the recognition of any nondeductible assets.

As discussed in further detail in Note 2, the Company tests goodwill for impairment annually as of December 31 and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. There were no impairments recorded in 2009, 2008 or 2007.

Other Intangibles

Other intangible assets, included in Other assets, at December 31 consist of:

	2009			2008

	(in thousands)
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Associated with UBOC acquisition	$100,400	$(3,070)	$97,330	$100,400	$(600)	$99,800
Associated with CIGNA acquisition	13,980	(13,980)	—	13,980	(13,727)	253

Total other intangible assets	$114,380	$(17,050)	$97,330	$114,380	$(14,327)	$100,053

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Customer contract-related intangibles associated with the acquisition of a portion of UBOC’s retirement business are being amortized over 17 years. Technology and leasehold improvement-related intangibles associated with the acquisition of the CIGNA businesses were amortized over 5 years. Amortization expense for the other intangibles currently owned by the Company is expected to be as follows:

Total Other Intangible Amortization
(in thousands)
2010	$3,749
2011	4,536
2012	5,024
2013	5,262
2014	5,307
2015 and thereafter	73,452

Total	$97,330

8.	POLICYHOLDERS’ LIABILITIES

Future Policy Benefits

Future policy benefits at December 31 are as follows:

	2009	2008
	(in thousands)
Individual annuities and supplementary contracts	$1,304,157	$1,405,147
Other contract liabilities	(13,258)	42,711

Total future policy benefits	$1,290,899	$1,447,858

Future policy benefits for individual and group annuities and supplementary contracts are generally equal to the aggregate of (1) the present value of expected future payments, and (2) any premium deficiency reserves. Assumptions as to mortality are based on the Company’s experience, and in certain instances, industry experience, when the basis of the reserve is established. The interest rates used in the determination of the present values range from 3.13% to 10.00%; less than 1% of the reserves are based on an interest rate in excess of 8.00%.

Future policy benefits for other contract liabilities are generally equal to the present value of expected future payments based on the Company’s experience, except for example, certain group insurance coverages for which future policy benefits are equal to gross unearned premium reserves. The interest rates used in the determination of the present values range from 1.13% to 6.32%; less than 1% of the reserves are based on an interest rate in excess of 8.00%.

The future policy benefits for other contract liabilities includes liabilities which are associated with the guaranteed withdrawal benefit of one of the Company’s products, and are considered to be bifurcated embedded derivatives recorded at fair value. The Company issues the product as variable annuity contracts with a guaranteed withdrawal feature through select separate account funds. The withdrawal feature guarantees that participants can withdraw amounts based on their protected value. The protected value under the contract is the greater of: (1) the account value on the business day prior to locking in the benefit; (2) the highest contract value on a specified date minus any withdrawals; or (3) the total deposits made to the contract less any partial withdrawals compounded at a fixed percentage (which can be zero for certain participants). Changes in the fair value of these embedded derivatives, along with any fees attributed or payments made relating to the embedded derivative, are recorded in “Realized investment gains (losses), net.” The fair value of the embedded derivative resulted in a negative liability or asset at December 31, 2009. As disclosed in Note 2, the Company entered into a transaction with an affiliated company which is accounted for as an embedded derivative in “Other Assets” effectively offsetting the future policy benefit reserves at December 31, 2009. See Note 12 for additional information.

Premium deficiency reserves are established, if necessary, when the liability for future policy benefits is determined to be insufficient to provide for expected future policy benefits and maintenance expenses. No premium deficiency reserves have been recorded.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Policyholders’ Account Balances

Policyholders’ account balances at December 31 are as follows:

	2009	2008
	(in thousands)
Group annuities	$18,807,700	$17,467,727
Guaranteed investment contracts and guaranteed interest accounts	92,462	93,270

Policyholders’ account balances	$18,900,162	$17,560,997

Policyholders’ account balances represent an accumulation of account deposits plus allocated interest less withdrawals, expenses and mortality charges, if applicable. Additional liabilities are held if the contractual fund balance exceeds the experience accumulation and, if applicable, present value reserves based on guaranteed benefits based on contractual or company assumptions. The interest rates used in the determination of the policyholders’ account balances range from 2.00% to 9.06%; less than 1% of policyholders’ account balances have allocated interest rates in excess of 8.00%.

9.	REINSURANCE

Concurrent with the acquisition of the retirement business of CIGNA, the Company entered into certain reinsurance arrangements with CIGNA to affect the transfer of the business. The reinsurance arrangements between the Company and CIGNA included coinsurance-with-assumption, modified-coinsurance-with-assumption, indemnity coinsurance, and modified-coinsurance-without-assumption. The Company has established a trust account for the benefit of CIGNA to secure its obligations to CIGNA under the coinsurance-with-assumption and indemnity coinsurance agreements.

The coinsurance-with-assumption arrangement applied to the acquired general account defined contribution and defined benefit plan contracts. Concurrent with the acquisition, CIGNA Life assumed from CIGNA all of the insurance liabilities associated with these contracts, totaling $15.9 billion, and received from CIGNA the related investments. The Company has substantially completed the novation process of requesting customers to agree to substitute the Company for CIGNA in their respective contracts.

The modified-coinsurance-with-assumption arrangements applied to the majority of separate account contracts and the general account defined benefit guaranteed-cost contracts acquired. Under the modified coinsurance arrangement associated with the separate account contracts, CIGNA retained the separate account and other assets as well as the related separate account and other liabilities until the agreed upon dates of asset transfer but, beginning on the date of acquisition, ceded all of the net profits or losses and related net cash flows associated with the contracts to the Company. At the date of acquisition, the statement of financial position for the Company included a reinsurance receivable of $32.4 billion and reinsurance payable of $32.4 billion established under these modified coinsurance arrangements and reflected in “Reinsurance recoverables” and “Reinsurance payables,” respectively. During 2005, the Company received from CIGNA the separate account assets and concurrently assumed the associated separate account liabilities, which are primarily included in “Separate account assets” and “Separate account liabilities,” respectively, in the Company’s Consolidated Statements of Financial Position.

The modified-coinsurance-without-assumption arrangement applies to the remaining separate account contracts acquired and is similar to the modified coinsurance arrangement associated with the separate account contracts described above; however, CIGNA will retain the separate account and other assets and the related liabilities while ceding the net profits or losses and the associated net cash flows to the Company for the remaining lives of the contracts.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Reinsurance amounts included in the Consolidated Statements of Operations for premiums and policyholders’ benefits for the years ended December 31, were as follows:

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
		(in thousands)
Direct premiums	$—	$28,318	$—
Reinsurance assumed	730	743	1,238
Reinsurance ceded	—	40	—

Premiums	$730	$29,101	$1,238

Direct policy charges and fees	122,043	118,228	115,990
Reinsurance assumed	11	10	8
Reinsurance ceded	—	—	—

Policy charges and fees	$122,054	$118,238	$115,998

Direct policyholders’ benefits	2,091	28,297	2,142
Reinsurance assumed	65,889	69,974	80,831
Reinsurance ceded	(140)	(38)	(496)

Policyholders’ benefits	$67,840	$98,233	$82,477

10. INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, were as follows:
	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
		(in thousands)
Current tax expense (benefit)
U.S.	$—	$—	$—
State and local	—	—	(186)
Foreign	340	359	193

Total	340	359	7

Deferred tax expense (benefit)
U.S.	173,420	(139,938)	13,946
State and local	8,142	(5,678)	(1,563)

Total	181,562	(145,616)	12,383

Income tax expense (benefit) on continuing operations	$181,902	$(145,257)	$12,390

Income tax expense on discontinued operations	267	—	12,431
Income tax expense (benefit) reported in stockholders’ equity related to:
Other comprehensive gain (loss)	90,915	(96,514)	4,073
Cumulative effect of changes in accounting principles	13,583	—	(3,684)

Total income tax expense (benefit)	$286,667	$(241,771)	$25,210

33

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

The Company’s actual income tax expense for the years ended December 31, differs from the expected amount computed by applying the statutory federal income tax rate of 35% to income from continuing operations before income taxes for the following reasons:

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
		(in thousands)

Expected federal income tax expense (benefit)	$216,366	$(123,333)	$48,776
Non-taxable investment income	(33,193)	(11,747)	(28,741)
State and local taxes	5,292	(3,691)	(1,137)
Foreign tax credit	(7,081)	(8,283)	(7,534)
Other	518	1,797	1,026

Total income tax expense (benefit)	$181,902	$(145,257)	$12,390

Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:

	2009	2008
	(in thousands)
Deferred tax assets
Insurance reserves	$284,248	$—
Net operating and capital loss carryforwards	35,157	43,141
Foreign tax credits	54,170	43,459
Investments	8,933	481,294
Net unrealized investment losses	—	86,319

Deferred tax assets	382,508	655,213

Deferred tax liabilities
Insurance reserves	$—	$9,330
Net unrealized investment gains	4,540	—
Deferred policy acquisition costs and other intangibles	153,751	149,824
Other	158,099	142,614

Deferred tax liabilities	316,390	302,768

Net deferred tax asset	$66,118	$352,445

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance if necessary to reduce the deferred tax asset to an amount that is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance the Company considers many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) in which tax jurisdictions they were generated and the timing of their reversal; (4) taxable income in prior carryback years as well as projected taxable earnings exclusive of reversing temporary differences and carryforwards; (5) the length of time that carryovers can be utilized in the various taxing jurisdictions; (6) any unique tax rules that would impact the utilization of the deferred tax assets; and (7) any tax planning strategies that the Company would employ to avoid a tax benefit from expiring unused. Although realization is not assured, management believes it is more likely than not that the deferred tax assets, net of valuation allowances, will be realized.

The Company believes that based on its historical pattern of taxable income, the Company will produce sufficient income in the future to realize its deferred tax assets. The addition of a valuation allowance will be made if there is a change in management’s assessment of the amount of the deferred tax asset that is realizable. At December 31, 2009 and 2008, respectively, the Company had federal net operating and capital loss carryforwards of $102 million and $124 million, which expire between 2014 and 2029. At December 31, 2009 and 2008, the Company had no state operating and capital loss carryforwards for tax purposes.

On January 1, 2007, the Company adopted revised authoritative guidance on accounting for uncertainty in income taxes. This guidance prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. Adoption of this guidance resulted in no change to the Company’s income tax liability and to retained earnings as of January 1, 2007. The

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Company had no unrecognized tax benefits as of the date of adoption of this guidance and as of December 31, 2009 and December 31, 2008.

The Company classifies all interest and penalties related to tax uncertainties as income tax expense. In 2009 and 2008, the Company recognized nothing in the statement of operations and recognized no liabilities in the statement of financial position for tax-related interest and penalties.

The company is currently not under audit by the Internal Revenue Service or any State and Local Jurisdictions.

The dividends received deduction (“DRD”) reduces the amount of dividend income subject to U.S. tax and is a significant component of the difference between the Company’s effective tax rate and the federal statutory tax rate of 35%. The DRD for the current period was estimated using information from 2008, current year results, and was adjusted to take into account the current year’s equity market performance. The actual current year DRD can vary from the estimate based on factors such as, but not limited to, changes in the amount of dividends received that are eligible for the DRD, changes in the amount of distributions received from mutual fund investments, changes in the account balances of variable life and annuity contracts, and the Company’s taxable income before the DRD.

In August 2007, the IRS released Revenue Ruling 2007-54, which included, among other items, guidance on the methodology to be followed in calculating the DRD related to variable life insurance and annuity contracts. In September 2007, the IRS released Revenue Ruling 2007-61. Revenue Ruling 2007-61 suspended Revenue Ruling 2007-54 and informed taxpayers that the U.S. Treasury Department and the IRS intend to address through new regulations the issues considered in Revenue Ruling 2007-54, including the methodology to be followed in determining the DRD related to variable life insurance and annuity contracts. On May 11, 2009, the Obama Administration released the “General Explanations of the Administration’s Revenue Proposals.” Although the Administration has not released proposed statutory language, one proposal would change the method used to determine the amount of the DRD. A change in the DRD, including the possible retroactive or prospective elimination of this deduction through regulation or legislation, could increase actual tax expense and reduce the Company’s consolidated net income. These activities had no impact on the Company’s 2007, 2008 or 2009 results.

11.	STOCKHOLDER’S EQUITY

Dividend and Return of Capital Restrictions

Without prior approval of its domiciliary commissioner, dividends to the shareholder are limited by the laws of the Company’s state of domicile, Connecticut. The State of Connecticut restricts dividend payments to the greater of 10% of the Company’s statutory surplus as of the preceding December 31 (surplus of $1,166,402 thousand as of December 31, 2009) or its statutory net gain from operations after federal income taxes for the twelve month period ending on the preceding December 31 ($191,056 thousand as of December 31, 2009), limited by the Company’s earned surplus as of the preceding December 31. Earned surplus is calculated as unassigned surplus ($199,059 thousand as of December 31, 2009) less 25% of cumulative unrealized capital gains as of the preceding December 31 (cumulative unrealized capital gains of $97,708 thousand as of December 31, 2009). Based on the December 31, 2009 calculation, there is capacity to pay $174,632 thousand in dividend without prior approval in 2010. The Company paid dividends of $100,000 thousand, $40,000 thousand and $90,683 thousand to its Parent during the years ended December 31, 2009, 2008 and 2007, respectively.

Statutory Net Income and Surplus

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Connecticut Insurance Department. Statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Statutory net income (loss) of the Company amounted to $107,045 thousand, $(12,474) thousand and $118,011 thousand for the years ended December 31, 2009, 2008 and 2007, respectively. Statutory capital and surplus of the Company amounted to $1,166,402 thousand and $1,208,403 thousand at December 31, 2009 and 2008, respectively.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

12.	RELATED PARTY TRANSACTIONS

Service Agreements – Services Received

The Company has a service agreement with Prudential Insurance, approved July 30, 2004 by the State of Connecticut Department of Insurance (“CT DOI”) under which Prudential Insurance provides general and administrative services to the Company. The related charges to the Company were $391,689 thousand, $373,507 thousand and $311,773 thousand for the years ended December 31, 2009, 2008 and 2007, respectively, and are recorded as part of “Other general and administrative expenses.” As of December 31, 2009 and 2008 the outstanding balances due to Prudential Insurance were $69,827 thousand and $65,779 thousand, respectively.

Under a separate agreement approved August 6, 2004 by the CT DOI, the Company receives cash management services from Prudential Insurance. The related charges to the Company were $671 thousand, $780 thousand and $691 thousand for the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009 and 2008 the outstanding balances due to Prudential Insurance were $56 thousand and $66 thousand, respectively.

The Company has an investment management agreement with Prudential Investment Management, Inc. (“PIM”) approved August 6, 2004 by the CT DOI. PIM provides investment management services to the Company for general and separate account assets. The related charges to the Company were $45,428 thousand, $46,248 thousand and $44,097 thousand for the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009 and 2008 the outstanding balances due to PIM were $5,158 thousand and $6,034 thousand, respectively.

In its ordinary course of business, The Company enters into over-the-counter (“OTC”) derivative contracts with an affiliate, Prudential Global Funding, LLC. For these OTC derivative contracts, Prudential Global Funding, LLC has a substantially equal and offsetting position with an external counterparty. Related party derivative assets were $149,879 thousand and $324,903 thousand at December 31, 2009 and 2008, respectively. Related party derivative liabilities were zero at December 31, 2009 and 2008, respectively.

The Company’s related party payables and receivables are generally settled monthly.

Stock Based Compensation and Employee Benefit Plans

General and administrative expenses also include allocations of stock compensation expenses related to a stock option program issued by Prudential Financial. The expense charged to the Company for the stock option program was $1,089 thousand, $960 thousand and $1,019 thousand for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company receives a charge to cover its share of employee benefits expenses. These expenses include costs for funded and non-funded contributory and non-contributory defined benefit pension plans. Some of these benefits are based on final average earnings and length of service while others are based on an account balance, which takes into consideration age, service and earnings during career. The Company’s share of net expense for the pension plans was $8,791 thousand, $9,207 thousand and $7,497 thousand in 2009, 2008 and 2007, respectively.

Prudential Insurance sponsors voluntary savings plans for employees (401(k) plans). The plans provide for salary reduction contributions by employees and matching contributions by the Company of up to 4% of annual salary. The expense charged the Company for the matching contribution to the plans was $4,283 thousand, $3,901 thousand and $3,205 thousand in 2009, 2008 and 2007, respectively.

Prudential Bank and Trust

Prudential Bank & Trust provides services as the trustee for assets held under trust agreements. The related charges to the Company were $4,011 thousand, $4,070 thousand and $3,303 thousand for the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009 and 2008 the outstanding balances due to Prudential Bank & Trust were $358 thousand and $335 thousand, respectively.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

As part of the UBOC acquisition, $2.6 million of the $103 million acquisition price was allocated to PB&T in 2007, and was paid by PB&T in 2008.

Prudential Investment Management Services Inc.

The Company has a service agreement with Prudential Investment Management Services Inc. (“PIMS”), approved in 2009, under which the Company charges PIMS fees related to Mutual Fund products sold through PIMS. The related revenues were $13,863 thousand for the year ended December 31, 2009. As of December 31, 2009 the outstanding balance receivable from PIMS was $1,189 thousand.

Global Portfolio Strategies Inc.

The Company has a service agreement with Global Portfolio Strategies Inc. (“GPS”), approved in 2009, under which the Company is reimbursed for general and administrative expenses incurred on behalf of GPS. As of December 31, 2009, GPS had an outstanding balance of $600 thousand with the Company, representing total charges for the year ended December 31, 2009.

Line of Credit

The Company has a line of credit from Prudential Funding, LLC dated April 1, 2004 under which the Company may borrow up to $1 billion to finance working capital needs. The interest rate is based on Prudential Funding, LLC’s cost of funds, plus expenses, at the time of the borrowing.

The outstanding balance was zero at both December 31, 2009 and 2008. The total interest payable was zero for both the years ended December 31, 2009 and 2008.

Interest expense related to borrowings under this line of credit was zero, $5,776 thousand and $6,481 thousand for the years ended December 31, 2009, 2008 and 2007, respectively, and reflects a weighted average yield of 2.84% for the year ended December 31, 2008.

Notes Receivable from Affiliate

On October 24, 2005, the Company loaned $25,000 thousand to an affiliate. This loan has an interest rate of 5.04% and matures on October 24, 2010. The total interest receivable was $56 thousand at both December 31, 2009 and 2008. The total interest earned by the Company was $1,260 thousand for both the years ended December 31, 2009 and 2008.

On September 15, 2006, the Company loaned $45,700 thousand to its Parent. This loan had an interest rate of 6.39% and was to mature on January 15, 2012. The total interest earned by the Company was $503 thousand for the year ended December 31, 2007. In March 2007, the Parent satisfied this loan, through the transfer of mortgage loans to the Company.

Leases

The Company occupies leased office space in many locations under various long-term leases entered into by its parent. Occupancy expenses allocated to the Company by its Parent were $13,081 thousand, $12,834 thousand and $12,451 thousand for the years ended December 31, 2009, 2008 and 2007, respectively.

Separate Account Assets and Liabilities

Included in the Company’s Separate Account Asset and Liability balances are funds of the Company’s Parent of $64 million and $54 million as of December 31, 2009 and 2008, respectively and funds of PIM of zero and $17 million at December 31, 2009 and 2008, respectively.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Commerce Street

In December 2007, the Company purchased $49,545 thousand of collateralized mortgage backed securities from Commerce Street Investments LLC (“Commerce Street”), a Prudential Financial subsidiary. The historical cost of the purchased securities was $49,857 thousand. The resulting $312 thousand difference between historical cost and cash paid was recorded as a capital contribution at December 31, 2007.

  Edison Place Senior Note LLC

In November 2007, Prudential Insurance formed Edison Place Senior Note LLC (“Edison Place”), a wholly-owned joint venture subsidiary, of Prudential Insurance. The purpose of Edison Place is to hold a portfolio of private placement investments, managed by Maranon Capital L.P. (“Maranon”). In April 2008, the Company, along with other affiliates, purchased an investment in Edison Place; the Company’s portion was $1,540 thousand, which represents a 12.03% interest in Edison Place. In 2010, the Company can fund purchases of additional investments in Edison Place of $31,352 thousand.

The Company records in its consolidated financial statements, its share of Edison Place’s earnings, on a quarterly basis. The Company’s investment in Edison Place is $11,532 thousand and $3,650 thousand at December 31, 2009 and 2008, respectively. This amount is a component of Other long-term investments. The Company recorded a $494 thousand affiliated net gain and a ($740) thousand affiliated net (loss) for the years ended December 31, 2009 and 2008, respectively. The results of the Edison Place joint venture are consolidated in the consolidated financial statements of Prudential Insurance.

Pruco Reinsurance Limited

As discussed in Notes 2 and 8, during 2008 the Company entered into an automatic coinsurance reinsurance agreement with an affiliate as part of its risk and capital management strategies. Effective June 16, 2008, the Company entered into this agreement with Pruco Reinsurance Limited (“Pruco Re”), providing for 100% reinsurance of the Company’s guaranteed withdrawal benefit associated with one of the Company’s products. Fees ceded on this agreement, included in “Realized investment gains (losses), net” on the consolidated financial statements, were $1,545 thousand and $672 thousand as of December 31, 2009 and 2008, respectively. Also, the Company received an expense allowance of $19 thousand and $8 thousand from Pruco Re in 2009 and 2008, respectively. As of December 31, 2009 and 2008, the outstanding balances due from the Company were $172 thousand and zero thousand, respectively.

The embedded derivative associated with this agreement was a liability of $13,258 thousand as of December 31, 2009 and an asset of $42,711 thousand as of December 31, 2008. The change in the fair value of the embedded derivative was a loss of $55,969 thousand for the year ended December 31, 2009, and a gain of $42,711 thousand for the year ended December 31, 2008. Completely offsetting the gain or loss in each year was the underlying direct business. The gain or loss as a result of the change in the embedded derivative is ceded to Pruco Re.

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Transition Impact – As discussed in Note 2, the Company adopted the authoritative guidance related to fair value measurements and disclosures effective January 1, 2008.

Fair Value Measurement – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value established a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following for the measured asset/liability: (i) many transactions, (ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available. The Company’s Level 1 assets and liabilities primarily include certain cash equivalents and short term

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

investments, equity securities and derivative contracts that are traded in an active exchange market. Prices are obtained from readily available sources for market transactions involving identical assets or liabilities.

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities and other market observable inputs. The Company’s Level 2 assets and liabilities include: fixed maturities (corporate public and private bonds, most government securities, certain asset-backed and mortgage-backed securities, etc.), certain equity securities, certain cash equivalents (primarily commercial paper), and certain over-the-counter derivatives. Valuations are generally obtained from third party pricing services for identical or comparable assets or liabilities or through the use of valuation methodologies using observable market inputs. Prices from services are validated through comparison to trade data and internal estimates of current fair value, generally developed using market observable inputs and economic indicators.

Level 3 – Fair value is based on at least one or more significant unobservable inputs for the asset or liability. These inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. The Company’s Level 3 assets and liabilities primarily include: certain asset-backed securities collateralized by sub-prime mortgages as discussed below, certain private fixed maturities and equity securities, certain manually priced public equity securities and fixed maturities, certain highly structured over-the-counter derivative contracts, and embedded derivatives resulting from certain products with guaranteed benefits. Prices are determined using valuation methodologies such as option pricing models, discounted cash flow models and other similar techniques. Non-binding broker quotes, which are utilized when pricing service information is not available, are reviewed for reasonableness based on the Company’s understanding of the market, and are generally considered Level 3. Under certain conditions, based on its observations of transactions in active markets, the Company may conclude the prices received from independent third party pricing services or brokers are not reasonable or reflective of market activity. In those instances, the Company may choose to over-ride the third-party pricing information or quotes received and apply internally developed values to the related assets or liabilities. In such cases, the valuations are generally classified as Level 3. As of December 31, 2009 and 2008, these over-rides on a net basis were not material.

Inactive Markets – During 2009, the Company observed that the volume and level of activity in the market for asset-backed securities collateralized by sub-prime mortgages remained at historically low levels. This stood in particular contrast to the markets of other structured products with similar cash flow and credit profiles, which experienced an increase in the level of activity beginning in the second quarter of 2009. The Company also observed significant implied relative liquidity risk premiums, yield, and weighting of “worst case” cash flows for asset-backed securities collateralized by sub-prime mortgages in comparison to our own estimates for such securities. In contract, the liquidity of other spread-based asset classes, such as corporate bonds, high yield and consumer asset-backed securities, such as those collateralized by credit cards or autos, which were previously more correlated with sub-prime securities, improved in the second and third quarter of 2009. Based on this information, the Company concluded that as of December 31, 2009 that the market for asset-backed securities collateralized by sub-prime mortgages was inactive and also determined the pricing quotes it received were based on little, if any market activity, calling into question their representation of observable fair value.

Based on this conclusion, in determining the fair value of certain asset-backed securities collateralized by sub-prime mortgages, the Company considered both third-party information, and an internally developed price, based on a discounted cash flow model. The discount rate used in the model is based on observed spreads for other similarly structured credit markets which were active and dominated by observable orderly transactions. The Company also applied additional risk premiums to the discount rate to reflect the relative illiquidity and asset specific cash flow uncertainty associated with asset-backed securities collateralized by sub-prime mortgages. This combined security specific additional spread reflects the Company’s judgment of what an investor would demand for taking on such risks in an orderly transaction under current market conditions, and is significantly higher than would be indicative of historical spread differences between structured credit asset classes when all asset classes had active markets dominated with orderly transactions. The Company believes these estimated spreads are reflective of current market conditions in the sub-prime mortgage market and these spread estimates are further supported by their relationship to recent observations of limited transactions in sub-prime securities. Using this discount rate, valuations were developed based on the expected future cash flows of the assets. In determining how much weight to place on the third-party pricing information versus our discounted cash flow valuation, the Company

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

considered the level of inactivity and impact of disorderly transactions. The Company weighted third-party pricing information as little as 30% where it had little observable market information, and as much as 90% where more observable information was available. As a result, the Company reported fair values for these sub-prime securities which were net $29 million higher than the estimated fair values received from independent third party pricing services or brokers. The adjusted fair value of these securities was $238.3 million, which was reflected within Level 3 in the fair value hierarchy as of December 31, 2009, based on the unobservable input used in the discounted cash flow model and the limited observable market activity.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Assets and Liabilities by Hierarchy Level - The table below presents the balances of assets and liabilities measured at fair value on a recurring basis, as of December 31, 2009 and 2008, respectively.

	As of December 31, 2009

	Level 1	Level 2	Level 3	Total

	(in millions)

Fixed maturities, available for sale:

U.S. Treasury securities and obligations of U.S. government authorities and agencies	$-	$20,832	$-	$20,832

Obligations of U.S. states and their political subdivisions	-	437	-	437

Foreign government bonds	-	34,258		34,258

Corporate securities	-	1,653,462	25,450	1,678,912

Asset-backed securities	-	53,693	73,841	127,534

Commercial mortgage-backed securities	-	278,250	328	278,578

Residential mortgage-backed securities	-	159,859	1,935	161,794

Sub-total	-	2,200,791	101,554	2,302,345

Trading account assets supporting insurance liabilities:

U.S. Treasury securities and obligations of U.S. government authorities and agencies	-	56,462	-	56,462

Obligations of U.S. states and their political subdivisions	-	30,889	-	30,889

Foreign government bonds	-	106,146	-	106,146

Corporate securities	-	9,334,223	83,352	9,417,575

Asset-backed securities	-	575,503	281,371	856,874

Commercial mortgage-backed securities	-	1,888,068	4,709	1,892,777

Residential mortgage-backed securities	-	1,411,864	20,126	1,431,990

Equity Securities	-	118,042	3,238	121,280

All other activity	337,591	387,774	-	725,365

Sub-total	337,591	13,908,971	392,796	14,639,358

Other trading account assets:
Asset-backed securities	-	3,106	985	4,091

Sub-total	-	3,106	985	4,091

Equity securities, available for sale	-	11,958	6,803	18,761

Other long-term investments	(2,814)	150,136	(2,021)	145,301

Short-term investments	24,610	4,290	-	28,900

Cash and cash equivalents	-	2,592	-	2,592

Other assets	-		(13,258)	(13,258)

Sub-total excluding separate account assets	359,387	16,281,844	486,859	17,128,090

Separate account assets (1)	21,290,115	15,563,219	261,093	37,114,427

Total assets	$21,649,502	$31,845,063	$747,952	$54,242,517

Future policy benefits	-	-	(13,258)	(13,258)

Total liabilities	$-	$-	$(13,258)	$(13,258)

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

	As of December 31, 2008

	Level 1	Level 2	Level 3	Total

	(in thousands)

Fixed maturities, available for sale	$—	$1,987,071	$64,539	$2,051,610

Trading account assets supporting insurance liabilities	196,687	12,375,623	145,181	12,717,491

Other trading account assets	—	—	907	907

Equity securities, available for sale	—	5,805	1,722	7,527

Other long-term investments	9,173	338,086	(5,138)	342,121

Short term investments	23,004	—	—	23,004

Cash and cash equivalents	(17)	9,809	—	9,792

Other assets	—	—	42,711	42,711

Sub-total excluding separate account assets	228,847	14,716,394	249,922	15,195,163

Separate account assets (1)	14,204,510	13,514,674	342,397	28,061,581

Total assets	$14,433,357	$28,231,068	$592,319	$43,256,744

Future policy benefits	—	—	42,711	42,711

Total liabilities	$—	$—	$42,711	$42,711

(1)

Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company’s Consolidated Statement of Financial Position.

The methods and assumptions the Company uses to estimate fair value of assets and liabilities measured at fair value on a recurring basis are summarized as follows:

Fixed Maturity Securities – The fair values of the Company’s public fixed maturity securities are generally based on prices obtained from independent pricing services. Prices from pricing services are sourced from multiple vendors, and the vendor hierarchy is maintained by asset type based on historical pricing experience and vendor expertise. The Company generally receives prices from multiple pricing services for each security, but ultimately use the price from the pricing service highest in the vendor hierarchy based on the respective asset type. In order to validate reasonability, prices are reviewed by internal asset managers through comparison with directly observed recent market trades and internal estimates of current fair value, developed using market observable inputs and economic indicators. Consistent with the fair value hierarchy described above, securities with validated quotes from pricing services are generally reflected within Level 2. If the pricing information received from third party pricing services is not reflective of market activity or other inputs observable in the market, the Company may challenge the price through a formal process with the pricing service. If the pricing service updates the price to be more consistent in comparison to the presented market observations, the security remains within Level 2.

If the Company ultimately concludes that pricing information received from the independent pricing service is not reflective of market activity, non-binding broker quotes are used, if available. If the Company concludes the values from both pricing services and brokers are not reflective of market activity, it may over-ride the information from the pricing service or broker with an internally developed valuation. As of December 31, 2009 and 2008, over-rides on a net basis were not material. Internally developed valuations or non-binding broker quotes are also used to determine fair value in circumstances where vendor pricing is not available. These estimates may use significant unobservable market data, which reflect our own assumptions about the inputs market participants would use in pricing the asset. Circumstances where observable market data are not available may include events such as market illiquidity and credit events related to the security. Pricing service over-rides, internally developed valuations and non-binding broker quotes are generally included in Level 3 in our fair value hierarchy.

The fair value of private fixed maturities is primarily determined using a discounted cash flow model. In certain cases these models primarily use observable inputs with a discount rate based upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions, taking into account, among other factors, the credit quality and industry sector of the issuer and the reduced illiquidity associated with private placements. Generally, these securities have been reflected within Level 2. For certain private fixed maturities, the discounted cash flow model may

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

also incorporate significant unobservable inputs, which reflect the Company’s own assumptions about the inputs market participants would use in pricing the asset. Accordingly, these securities have been reflected within Level 3. Significant unobservable inputs used include: issue specific credit adjustments, material non-public financial information, management judgment, estimation of future earnings and cashflows, default rate assumptions, and liquidity assumptions, and non-binding quotes from market makers. These inputs are usually considered unobservable, as not all market participants have access to this data.

Private fixed maturities also include debt investments in funds that, in addition to a stated coupon, pay a return based upon the results of the underlying portfolios. The fair values of these securities are determined by reference to the funds’ net asset value (“NAV”). Any restrictions on our ability to redeem our interests in these funds at NAV are considered to have a de minimis effect on the fair value. Since the NAV at which the funds trade can be observed by redemption and subscription transactions between third parties, the fair values of these investments have been reflected within Level 2 in the fair value hierarchy.

Trading Account Assets – consist principally of public bonds whose fair values are determined consistent with similar instruments described above under “Fixed Maturity Securities”.

Equity Securities – consist principally of investments in common and preferred stock of publicly traded companies, privately traded securities, as well as common stock mutual fund shares. The fair values of most publicly traded equity securities are based on quoted market prices in active markets for identical assets and are classified within Level 1 in the fair value hierarchy. Estimated fair values for most privately traded equity securities are determined using valuation and discounted cash flow models that require a substantial level of judgment. In determining the fair value of certain privately traded equity securities the discounted cash flow model may also use unobservable inputs, which reflect the Company’s assumptions about the inputs market participants would use in pricing the asset. Most privately traded equity securities are classified within Level 3. The fair values of common stock mutual fund shares that transact regularly (but do not trade in active markets because they are not publicly available) are based on transaction prices of identical fund shares and are classified within Level 2 in our fair value hierarchy. The fair values of preferred equity securities are based on prices obtained from independent pricing services and, in order to validate reasonability, are compared with recent market trades. Accordingly, these securities are generally classified within Level 2 in our fair value hierarchy.

Other long-term investments – consist principally of derivatives. The fair values of derivative contracts are determined based on quoted prices in active exchanges or through the use of valuation models. The fair values of derivative contracts can be affected by changes in interest rates, foreign exchange rates, credit spreads, market volatility, expected returns, non-performance risk and liquidity as well as other factors. Liquidity valuation adjustments are made to reflect the cost of exiting significant risk positions, and consider the bid-ask spread, maturity, complexity, and other specific attributes of the underlying derivative position. Fair values can also be affected by changes in estimates and assumptions including those related to counterparty behavior used in valuation models.

The majority of the Company’s derivative positions are traded in the over-the-counter (OTC) derivative market through Prudential Global Funding, LLC, an affiliate, and are classified within Level 2 in the fair value hierarchy. OTC derivatives classified within Level 2 are valued using models generally accepted in the financial services industry that use actively quoted or observable market input values from external market data providers, non-binding broker-dealer quotations, third-party pricing vendors and/or recent trading activity. The fair values of most OTC derivatives, including interest rate swaps and cross currency swaps, are determined using discounted cash flow models. These models’ key assumptions include the contractual terms of the respective contract, along with significant observable inputs, including interest rates, currency rates, credit spreads, equity prices, index dividend yields, non-performance risk, and volatility.

OTC derivative contracts are executed under master netting agreements with counterparties with a Credit Support Annex, or CSA, which is a bilateral ratings-sensitive agreement that requires collateral postings at established credit threshold levels. These agreements protect the interests of the Company and its counterparties, should either party suffer credit rating deterioration. The vast majority of the Company’s derivative agreements are with highly rated major international financial institutions. To reflect the market’s perception of its non-performance risk, The Company incorporates an additional spread over London Interbank Offered Rate (“LIBOR”) into the discount rate used in determining the fair value of OTC derivative assets and liabilities, after consideration of the impact of two-way collateral posting. Most OTC derivative contracts have bid

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

and ask prices that are actively quoted and can be readily obtained from external market data providers. The Company’s policy is to use mid-market pricing in determining its best estimate of fair value.

Level 3 includes OTC derivatives where the bid-ask spreads are generally wider than derivatives classified within Level 2, thus requiring more judgment in estimating the mid-market price of such derivatives. Derivatives classified as Level 3 include first-to-default credit basket swaps. These derivatives are valued based upon models with some significant unobservable market inputs or inputs from less actively traded markets. The fair values of first-to-default credit basket swaps are derived from relevant observable inputs such as: individual credit default spreads, interest rates, recovery rates and unobservable model-specific input values such as correlation between different credits within the same basket. Level 3 methodologies are validated through periodic comparison of the Company’s fair values to broker-dealer values.

Cash Equivalents and Short-Term Investments – include money market instruments, commercial paper and other highly liquid debt instruments. Money market instruments are generally valued using unadjusted quoted prices in active markets that are accessible for identical assets and are primarily classified as Level 1. The remaining instruments in the Cash Equivalents and Short-term Investments category are typically not traded in active markets; however, their fair values are based on observable inputs and, accordingly, these investments have been classified within Level 2 in the fair value hierarchy.

Other Assets and Future Policy Benefits – consists of an affiliated agreement, which covers the reinsurance of the GMWB feature of one of the Company’s products. The fair values of the GMWB liabilities are calculated as the present value of future expected benefit payments to customers less the present value of assessed rider fees attributable to the embedded derivative feature. The expected cash flows are discounted using LIBOR interest rates, which are commonly viewed as being consistent with our claims-paying ratings of AA quality. Since there is no observable active market for the transfer of these obligations, the valuations are calculated using internally developed models with option pricing techniques. The models calculate a risk neutral valuation, generally using the same interest rate assumptions to both project and discount future rider fees and benefit payments, and incorporate premiums for risks inherent in valuation techniques, inputs, and the general uncertainty around the timing and amount of future cash flows. Significant inputs to these models include capital market assumptions, such as interest rate and implied volatility assumptions, as well as various policyholder behavior assumptions that are actuarially determined, including lapse rates, benefit utilization rates, mortality rates and withdrawal rates. These assumptions are reviewed at least annually, and updated based upon historical experience and give consideration to any observable market data, including market transactions such as acquisitions and reinsurance transactions.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Changes in Level 3 assets and liabilities - The following tables provide a summary of the changes in fair value of Level 3 assets and liabilities for the year ended December 31, 2009, as well as the portion of gains or losses included in income for the year ended December 31, 2009 attributable to unrealized gains or losses related to those assets and liabilities still held at December 31, 2009:

	Year Ended December 31, 2009

	Fixed Maturities Available For Sale - Corporate Securities	Fixed Maturities Available For Sale - Asset- Backed Securities	Fixed Maturities Available For Sale - Commercial Mortgage- Backed Securities	Fixed Maturities Available For Sale - Residential Mortgage- Backed Securities	Trading Account Assets Supporting Insurance Liabilities- Foreign Government Bonds

	(in millions)

Fair Value, beginning of period	$7,688	$54,160	$462	$2,228	$-

Total gains or (losses) (realized\unrealized):

Included in earnings:

Realized investment gains (losses), net	(1,819)	(15,011)	-	(3)	-

Asset management fees and other income	-	-	-	-	(2)

Included in other comprehensive income (loss)	2,845	28,709	(66)	275	-

Net investment income	25	4,289	(2)	(2)	-

Purchases, sales, issuances and settlements	(4,885)	524	(66)	(564)	12,000

Transfers into Level 3(1)	29,401	4,167	-	-	-

Transfers out of Level 3(1)	(7,803)	(2,998)	-	-	(11,998)

Fair Value, end of period	$25,452	$73,840	$328	$1,934	$-

Unrealized gains (losses) for the period relating to those Level 3 assets that were still held at the end of the period (2):

Included in earnings:

Realized investment gains (losses), net	$(1,949)	$(14,711)	$-	$-	$-

Asset management fees and other income	$-	$-	$-	$-	$(2)

Included in other comprehensive income (loss)	$2,151	$28,709	$(67)	$275	$-

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

	Year Ended December 31, 2009

	Trading Account Assets Supporting Insurance Liabilities- Corporate Securities	Trading Account Assets Supporting Insurance Liabilities- Asset- Backed Securities	Trading Account Assets Supporting Insurance Liabilities- Commercial Mortgage- Backed Securities	Trading Account Assets Supporting Insurance Liabilities- Residential Mortgage- Backed Securities	Trading Account Assets Supporting Insurance Liabilities- Equity Securities

	(in millions)

Fair Value, beginning of period	$74,714	$34,975	$6,416	$28,424	$652

Total gains or (losses) (realized\unrealized):

Included in earnings:

Realized investment gains (losses), net	-	(3,233)	-	-	-

Asset management fees and other income	20,489	62,158	(646)	2,918	1,720

Included in other comprehensive income (loss)	-	-	-	-	-

Net investment income	1,585	(91)	(44)	(56)	-

Purchases, sales, issuances and settlements	(71,799)	(65,873)	(1,017)	(4,119)	866

Transfers into Level 3(1)	229,114	266,655	-	2	-

Transfers out of Level 3(1)	(170,751)	(13,220)	-	(7,043)	-

Fair Value, end of period	$83,352	$281,371	$4,709	$20,126	$3,238

Unrealized gains (losses) for the period relating to those Level 3 assets that were still held at the end of the period (2):

Included in earnings:

Realized investment gains (losses), net	$-	$-	$-	$-	$-

Asset management fees and other income	$16,416	$47,394	$(646)	$2,941	$1,720

Included in other comprehensive income (loss)	$-	$-	$-	$-	$-

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

	Year Ended December 31, 2009

	Other Trading Account Assets- Corporate Securities	Other Trading Account Assets- Asset- Backed Securities	Equity Securities Available for Sale	Other Long-term Investments	Other Assets

			(in millions)

Fair Value, beginning of period	$907	$-	$1,722	$(5,138)	$42,711

Total gains or (losses) (realized\unrealized):

Included in earnings:

Realized investment gains (losses), net	-	-	(250)	5,075	(57,724)

Asset management fees and other income	-	78	-	-	-

Included in other comprehensive income (loss)	-	-	4,626	-	-

Net investment income	-	-	-	-	-

Purchases, sales, issuances and settlements	(907)	907	705	-	1,755

Transfers into Level 3(1)	-	-	-	(1,958)	-

Transfers out of Level 3(1)	-	-	-	-	-

Fair Value, end of period	$-	$985	$6,803	$(2,021)	$(13,258)

Unrealized gains (losses) for the period relating to those Level 3 assets that were still held at the end of the period (2):

Included in earnings:

Realized investment gains (losses), net	$-	$-	$(250)	$5,076	$(55,617)

Asset management fees and other income	$-	$78	$-	$-	$-

Included in other comprehensive income (loss)	$-	$-	$4,626	$-	$-

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

	Year Ended December 31, 2009

	Separate Account Assets (3)	Future Policy Benefits

	(in thousands)

Fair Value, beginning of period	$342.397	$(42,711)

Total gains or (losses) (realized\unrealized):

Included in earnings:

Realized investment gains (losses), net	-	57,724

Asset management fees and other income	-	-

Interest credited to policyholders’ account balances	(24,408)	-

Included in other comprehensive income (loss)	-	-

Net investment income	2,867	-

Purchases, sales, issuances and settlements	(47,024)	(1,755)

Transfers into Level 3(1)	25,216	-

Transfers out of Level 3(1)	(37,955)	-

Fair Value, end of period	$261,093	$13,258

Unrealized gains (losses) for the period relating to those Level 3 assets that were still held at the end of the period (2):

Included in earnings:

Realized investment gains (losses), net	$-	$55,617

Asset management fees and other income	$-	$-

Interest credited to policyholders’ account balances	$(46,964)	$-

(1)	Transfers into or out of Level 3 are generally reported as the value as of the beginning of the period in which the transfer occurs.
(2)	Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.
(3)

Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company’s Consolidated Statement of Financial Position.

Transfers – Transfers into Level 3 for Trading Account Assets Supporting Insurance Liabilities – Asset-Backed securities include $187.5 million of transfers that occurred during the second quarter of 2009, resulting from the Company’s conclusion that the market for asset-backed securities collateralized by sub-prime mortgages was an inactive market, as discussed in detail above. In addition to these sub-prime securities, transfers into Level 3 for Fixed Maturities Available for Sale – Asset-Backed securities as well as Fixed Maturities Available for Sale – Corporate securities included transfers resulting from the use of unobservable inputs within valuation methodologies and the use of broker quotes (that could not be validated) when previously, information from third party pricing services (that could be validated) or models with observable inputs were utilized. Partially offsetting these transfers into Level 3 were transfers out of Level 3 due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company was able to validate.

In addition to the sub-prime securities mentioned above, transfers into Level 3 for Trading Account Assets Supporting Insurance Liabilities - Asset-Backed securities as well as Trading Account Assets Supporting Insurance Liabilities - Corporate securities include transfers in due to the use of unobservable inputs within the valuation methodologies and broker quotes (that could not be validated), when previously information from third party pricing services (that could be validated) was utilized. The transfers out of Level 3 for Trading Account Assets - Foreign Government, Trading Account Assets – Corporate Securities, Trading Account Assets – Asset-backed Securities, and Trading Account Assets – Mortgage-backed Securities were due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the company was able to validate.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

The net amount of Separate Account Assets transferred out of Level 3 for the year ended December 31, 2009 was $12,739 thousand. This resulted from the use of vendor pricing information that the Company was able to validate that was previously unavailable. Partially offsetting the transfers out for this activity were transfers into Level 3 as a result of further review of valuation methodologies for certain assets that had been previously classified as Level 2.

	Year Ended December 31, 2008
	Fixed Maturities, Available For Sale	Trading Account Assets Supporting Insurance Liabilities	Other Trading Account Assets	Equity Securities, Available for Sale	Other Long- Term Investments

			(in thousands)
Fair value, beginning of period	$86,321	$291,211	$970	$6,249	$(1,052)
Total gains or (losses) (realized/unrealized):
Included in earnings:
Realized investment gains (losses), net	(26,574)	—	—	3,236	(4,086)
Asset management fees and other income	—	(39,124)	(63)	—	—
Included in other comprehensive income (loss)	(36,092)	—	—	(4,706)	—
Net investment income	3,112	(1,107)	—	—	—
Purchases, sales, issuances, and settlements	(885)	(31,511)	—	(3,057)	—
Transfers into (out of) Level 3 (1)	38,657	(74,288)	—	—	—

Fair value, end of period	$64,539	$145,181	$907	$1,722	$(5,138)

Unrealized gains (losses) for the period relating to those Level 3 assets that were still held by the Company at the end of the period (2):
Included in earnings:
Realized investment gains (losses), net	$(26,088)	$—	$—	$—	$(4,085)
Asset management fees and other income	$—	$(46,175)	$(63)	$—	$—
Included in other comprehensive income (loss)	$(35,265)	$—	$—	$(1,358)	$—

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

	Year Ended December 31, 2008
	Other Assets	Separate Account Assets(3)	Future Policy Benefits
	(in thousands)
Fair value, beginning of period	$—	$213,690	$(756)
Total gains or (losses) (realized/unrealized):
Included in earnings:
Realized investment gains (losses), net	42,148	—	(41,392)
Asset management fees and other income	—	—	—
Interest credited to policyholders’ account balances	—	(124,695)	—
Included in other comprehensive income	—	—	—
Net investment income	—	—	—
Purchases, sales, issuances, and settlements	563	162,507	(563)
Transfers into (out of) Level 3 (1)	—	90,895	—

Fair value, end of period	$42,711	$342,397	$(42,711)

Unrealized gains (losses) for the period relating to those Level 3 assets and liabilities that were still held by the Company at the end of the period (2):
Included in earnings:
Realized investment gains (losses), net	$42,148	$—	$(42,392)
Asset management fees and other income	$—	$—	$—
Interest credited to policyholders’ account balances	$—	$(144,056)	$—

(1)	Transfers into or out of Level 3 are generally reported as the value as of the beginning of the quarter in which the transfer occurs.
(2)	Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.
(3)

Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company’s Statement of Financial Position.

Transfers – Net transfers into Level 3 for Fixed Maturities, Available for Sale totaled $38,657 thousand during the year ended December 31, 2008. Transfers into Level 3 for these investments were primarily the result of unobservable inputs utilized within valuation methodologies and the use of broker quotes when previously information from third party pricing services was utilized. Partially offsetting these transfers into Level 3 were transfers out of Level 3 due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company was able to validate.

The net amount of transfers out of Level 3 for Trading Account Assets Supporting Insurance Liabilities of $74,288 thousand during the year ended December 31, 2008 is due primarily to the use of observable inputs in valuation methodologies as well as pricing service information for certain assets that the Company was able to validate. Partially offsetting these transfers out of Level 3 were transfers into Level 3 due to the use of unobservable inputs within the valuation methodologies and broker quotes, when previously information from third party pricing services was utilized.

The net amount of Separate Account Assets transferred into Level 3 for the year ended December 31, 2008 was $90,895 thousand. This was primarily the result of further review of valuation methodologies for certain assets that had been previously classified as Level 2.

Nonrecurring Fair Value Measurements - Certain assets and liabilities are measured at fair value on a nonrecurring basis. During the year ended December 31, 2009 and 2008, respectively, the Company recorded losses of $3,782 thousand and $107 thousand on equity and cost method investments that had been written down to fair value. These fair value measurements were classified as Level 3 in the valuation hierarchy. The inputs used were primarily discounted estimated future cash flows and valuations provided by the general partners taken into consideration with deal and management fee expenses. The carrying value of these investments as of December 31, 2009 and 2008, respectively, was $5,400 thousand and $1,381 thousand.

Nonrecurring fair value reserve increases resulted in $17,841 thousand of losses being recorded for the year ended December 31, 2009 associated with commercial mortgage loans. The impairments were based on either discounted cash flows utilizing market rates or the fair value of the underlying real estate collateral and were classified as Level 3 in the hierarchy. Losses of

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

zero were recorded for the year ended December 31, 2008 related to commercial loans that were carried at the lower of cost or market. The inputs utilized for these valuations are pricing indicators from the whole loan market, which the Company considers its principal market for these loans.

Fair Value of Financial Instruments – The Company is required by U.S. GAAP to disclose the fair value of certain financial instruments including those that are not carried at fair value. For the following financial instruments the carrying amount equals or approximates fair value: fixed maturities classified as available for sale, trading account assets supporting insurance liabilities, other trading account assets, equity securities, securities purchased under agreements to resell, short-term investments, cash and cash equivalents, accrued investment income, separate account assets, investment contracts included in separate account liabilities, securities sold under agreements to repurchase, cash collateral for loaned securities, and line of credit with affiliate, as well as certain items recorded within other assets and other liabilities such as broker-dealer related receivables and payables. See Note 14 for a discussion of derivative instruments.

The following table discloses the Company’s financial instruments where the carrying amounts and fair values may differ:

	December 31, 2009		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Commercial mortgage loans	$4,594,349	$4,539,396	$4,646,149	$4,334,414
Notes receivable - affiliated	25,000	25,484	25,000	24,351
Policyholder account balances- investment contracts	$18,900,162	$18,860,760	$17,560,997	$16,761,639

The fair values presented above for those financial instruments where the carrying amounts and fair values may differ have been determined by using available market information and by applying market valuation methodologies, as described in more detail above.

Commercial Mortgage Loans

The fair value of commercial mortgage loans are primarily based upon the present value of the expected future cash flows discounted at the appropriate U.S. Treasury rate, adjusted for the current market spread for similar quality loans.

Investment Contracts – Policyholders’ Account Balances

Only the portion of policyholders’ account balances related to products that are investment contracts (those without significant mortality or morbidity risk) are reflected in the table above. For guaranteed investment contracts, fair values are derived using discounted projected cash flows based on interest rates being offered for similar contracts with maturities consistent with those of the contracts being valued. For defined contribution and defined benefit contracts and certain other products, the fair value is the market value of the assets supporting the liabilities.

14.	DERIVATIVE INSTRUMENTS

Types of Derivative Instruments and Derivative Strategies

Interest rate swaps are used by the Company to manage interest rate exposures arising from mismatches between assets and liabilities (including duration mismatches) and to hedge against changes in the value of assets it anticipates acquiring and other anticipated transactions and commitments. Swaps may be attributed to specific assets or liabilities or may be used on a portfolio basis. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed upon notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty at each due date.

Exchange-traded futures are used by the Company to reduce risks from changes in interest rates, to alter mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, and to hedge against changes in the value of securities it owns or anticipates acquiring or selling. In exchange-traded futures transactions, the Company agrees to purchase or sell a specified number of contracts, the values of which are determined by the values of underlying referenced

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures and options with regulated futures commissions merchants who are members of a trading exchange.

Currency derivatives, including currency forwards and currency swaps, are used by the Company to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company either holds or intends to acquire or sell.

Under currency forwards, the Company agrees with other parties to deliver a specified amount of an identified currency at a specified future date. Typically the price is agreed upon at the time of the contract and the payment for such a contract is made at the specified future date.

Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between one currency and another at an exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

Credit derivatives are used by the Company to enhance the return on the Company’s investment portfolio by creating credit exposure similar to an investment in public fixed maturity cash instruments. With credit derivatives the Company can sell credit protection on an identified name, or a basket of names in a first to default structure, and in return receive a quarterly premium. With first to default baskets, the premium generally corresponds to a high proportion of the sum of the credit spreads of the names in the basket. If there is an event of default by the referenced name or one of the referenced names in a basket, as defined by the agreement, the Company is obligated to pay the counterparty the referenced amount of the contract and receive in return the referenced defaulted security or similar security. In addition to selling credit protection, the Company may purchase credit protection using credit derivatives in order to hedge specific credit exposures in the Company’s investment portfolio.

The Company uses “to be announced” (“TBA”) forward contracts to gain exposure to the investment risk and return of mortgage-backed securities. TBA transactions can help the Company to achieve better diversification and to enhance the return on its investment portfolio. TBAs provide a more liquid and cost effective method of achieving these goals than purchasing or selling individual mortgage-backed pools. Typically, the price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date.

Embedded Derivatives

The Company sells variable annuity products which contain embedded derivatives. These embedded derivatives are marked to market through “Realized investment gains (losses), net” based on the change in value of the underlying contractual guarantees, which are determined using valuation models.

The Company invests in fixed maturities that, in addition to a stated coupon, provide a return based upon the results of an underlying portfolio of fixed income investments and related investment activity. The Company accounts for these investments as available for sale fixed maturities containing embedded derivatives. Such embedded derivatives are marked to market through “Realized investment gains (losses), net,” based upon the change in value of the underlying portfolio.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

The table below provides a summary of the gross notional amount and fair value of derivative contracts, excluding embedded derivatives which are recorded with the associated host by the primary underlying. Many derivative instruments contain multiple underlyings.

	December 31, 2009				December 31, 2008
	Notional	Fair Value		Notional	Fair Value
	Amount	Assets	Liabilities	Amount	Assets	Liabilities

Non-qualifying Hedge Relationships
Interest Rate	$5,581,621	$235,583	$(50,526)	$7,884,868	$469,800	$(126,466)
Currency	8,289	31	—	9,214	466	—
Credit	141,975	13,316	(10,431)	76,925	21,154	(6,756)
Currency/Interest Rate	415,849	2,730	(45,546)	171,284	6,984	(23,062)
Equity	943	143	—	496	1	—

Total Non-qualifying Hedge Relationships (1)	$6,148,677	$251,803	$(106,503)	$8,142,787	$498,405	$(156,284)

Total Derivatives	$6,148,677	$251,803	$(106,503)	$8,142,787	$498,405	$(156,284)

(1)

Exclude embedded derivatives which contain multiple underlyings. The fair value of these embedded derivatives was a liability of $5,225 thousand as of December 31, 2009 and a liability of $55,489 thousand as of December 31, 2008, included in “Future policy benefits.”

The following table provides the financial statement classification and impact of derivatives used in qualifying and non-qualifying hedge relationships, excluding the offset of the hedged item in an effective hedge relationship:

	Year Ended December 31,
	2009	2008	2007
		(in thousands)
Qualifying hedges
Cash flow hedges
Currency/Interest rate
Other income	$—	$92	$(341)
Accumulated other comprehensive income (loss) (1)	—	89	(338)

Total cashflow	$—	$181	$(679)

Non-qualifying Hedges
Realized investment gains (losses), net
Interest rate	$(64,747)	$152,559	$37,982
Currency	(282)	494	—
Currency/Interest Rate	(20,284)	8,638	(6,880)
Credit	(10,807)	11,839	(1,005)
Equity	142	(66)	(7)
Embedded Derivatives (Interest/Equity/Credit)	5,536	(9,409)	(2,826)

Total Non-qualifying hedges	$(90,442)	$164,055	$27,264

Total Derivative Impact	$(90,442)	$164,236	$26,585

(1)	Amounts deferred in equity

Presented below is a roll forward of current period cash flow hedges in “Accumulated other comprehensive income (loss) before taxes:

(in thousands)
Balance, December 31, 2006	$(21)
Net deferred losses on cash flow hedges from January 1 to December 31, 2007	(338)

Balance, December 31, 2007	(359)
Net deferred losses on cash flow hedges from January 1 to December 31, 2008	89

Balance, December 31, 2008	(270)
Net deferred losses on cash flow hedges from January 1 to December 31, 2009	—

Balance, December 31, 2009	$(270)

As of December 31, 2009, the Company does not have any qualifying cash flow hedges of forecasted transactions other than those related to the variability of the payment or receipt of interest amounts on existing financial instruments. These variable

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

cashflows are hedged until January 13, 2011. Income amounts deferred in “Accumulated other comprehensive income (loss)” as results of cash flow hedges are included in “Net unrealized investment gains (losses)” in the Consolidated Statements of Equity.

Credit Derivatives Written

The following tables set forth the Company’s exposure from credit derivatives where the company has written credit protection excluding embedded derivatives contained in externally-managed investments in the European market, by NAIC rating of the underlying credits as of the dates indicated.

		December 31, 2009		December 31, 2008
		First to Default Basket (1)		First to Default Basket (1)

NAIC Designation	Rating Agency Equivalent	Notional	Fair Value	Notional	Fair Value
		(in thousands)

1	Aaa, Aa, A	$—	$—	$6,500	$(818)

2	Baa	6,500	6	11,500	(1,883)

	Subtotal Investment Grade	6,500	6	18,000	(2,701)

3	Ba	5,000	(70)	—	—

4	B	—	—	—	—

5	C and lower	—	—	4,500	(2,437)

6	In or near default	—	—	—	—

	Subtotal Below Investment Grade	5,000	(70)	4,500	(2,437)

Total		$11,500	$(64)	$22,500	$(5,138)

(1)

First-to-default credit swap baskets, which may include credits of varying qualities, are grouped above based on the lowest credit in the basket. However, such basket swaps may entail greater credit risk than the rating level of the lowest credit.

The Company entered into First to Default Basket credit derivatives where the Company has written credit protection. The notional value of these credit derivatives is $11,500 thousand and $22,500 thousand and the fair value was a liability of $64 thousand and a liability of $5,138 thousand as of December 31, 2009 and December 31, 2008 respectively. These amounts exclude embedded derivatives contained in externally-managed investments in the European market. Credit default swaps may include various industry categories.

The Company holds certain externally managed investments in the European market which contain embedded derivatives whose fair value are primarily driven by changes in credit spreads. These investments are medium term notes that are collateralized by investment portfolios primarily consisting of investment grade European fixed income securities, including corporate bonds and asset-backed securities, and derivatives, as well as varying degrees of leverage. The notes have a stated coupon and provide a return based on the performance of the underlying portfolios and the level of leverage. The Company invests in these notes to earn a coupon through maturity, consistent with its investment purpose for other debt securities. The notes are accounted for under U.S. GAAP as available for sale fixed maturity securities with bifurcated embedded derivatives (total return swaps). Changes in the value of the fixed maturity securities are reported in Stockholders’ Equity under the heading “Accumulated other comprehensive income (loss)” and changes in the market value of the embedded total return swaps are included in current period earnings in “Realized investment gains (losses), net.” The Company’s maximum exposure to loss from these interests was $18,987 thousand and $14,222 thousand at December 31, 2009 and 2008, respectively.

In addition to selling credit protection, the Company has purchased credit protection using credit derivatives in order to hedge specific credit exposures in the Company’s investment portfolio. As of December 31, 2009 and December 31, 2008, the Company had $130,475 thousand and $54,425 thousand of outstanding notional amounts, reported at fair value as an asset of $2,949 thousand and an asset of $19,536 thousand, respectively.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Credit Risk

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial derivative transactions. Generally, the credit exposure of the Company’s over-the-counter (“OTC”) derivative transactions is represented by the contracts with a positive fair value (market value) at the reporting date after taking into consideration the existence of netting agreements.

The Company manages credit risk by entering into over-the-counter derivative contracts with an affiliate Prudential Global Funding LLC, see Note 12. The Company effects exchange-traded futures through regulated exchanges and these transactions are settled on a daily basis, thereby reducing credit risk exposure in the event of nonperformance by counterparties to such financial instruments.

The Company incorporates the market’s perception of non-performance risk in determining the fair value of its OTC derivative assets and liabilities. Credit spreads are applied to the derivative fair values on a net basis by counterparty. To reflect the Company’s own credit spread a proxy based on relevant debt spreads is applied to OTC derivative net liability positions. Similarly, the Company’s counterparty credit spread is applied to OTC derivative net asset positions.

15.	DEBT

In March 2009, the State of Connecticut provided a $4,600 thousand loan to the Company at a below-market fixed interest rate of 1%, to promote economic development. This interest rate is based in part on the fact that an unlimited guaranty is being provided by Prudential Financial, and the Company obtained a standby letters of credit in the amount of $4,945 as collateral for the loan. A debt discount was recorded for the difference between the loan proceeds and the fair value of the debt as of the date of issuance based on the market interest rate. This loan matures in March 2019.

The outstanding balance was $2,578 thousand as of December 31, 2009, which represents the amount of the loan net of unamortized debt discount of $1,729 thousand, included in “Other liabilities.” The total interest payable was $4 thousand as of December 31, 2009 and the total interest expense was $37 thousand for the year ended December 31, 2009.

The Company became a member of the Federal Home Loan Bank of Boston (“FHLBB”) in December 2009. Membership allows the Company access to collateralized advances which will be classified in “Short-term debt” or “Long-term debt” depending on the maturity date of the obligation. The Company’s membership in the FHLBB requires the ownership of member stock, and borrowings from the FHLBB require the purchase of FHLBB activity based stock in an amount between 3.0% and 4.5% of outstanding borrowings depending on the maturity of the obligation. As of December 31, 2009, the Company had no advances outstanding under the FHLBB facility.

The Connecticut Department of Insurance (“CTDOI”) granted the Company consent to pledge up to $2,600 million of qualifying assets to secure borrowings through December 31, 2009 and recently granted an extension through December 31, 2011. PRIAC must seek re-approval from the CTDOI prior to borrowing additional funds after December 31, 2011. Based on eligible assets as of December 31, 2009, the Company had an estimated maximum borrowing capacity, after taking into account applicable required collateralization levels and required purchases of activity based FHLBB stock, of approximately $1,000 million.

16.	COMMITMENTS AND GUARANTEES, CONTINGENT LIABILITIES AND LITIGATION AND REGULATORY MATTERS

Commitments and Guarantees

The Company has various commitments related to its investment activities, some of which are contingent upon events or circumstances not under the Company’s control, including those at the discretion of the Company’s counterparty. These commitments amounted to $230 million at December 31, 2009 principally reflecting commitments to purchase or fund fixed maturity investments and commercial mortgage loans.

As discussed in Note 14, the Company writes credit derivatives under which the Company is obligated to pay the counterparty the referenced amount of the contract and receive in return the defaulted security or similar security. The Company’s maximum

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

amount at risk under these credit derivatives, assuming the value of the underlying referenced securities become worthless, is $11,500 thousand as of December 31, 2009. These credit derivatives generally have maturities of five years or less.

The Company is also subject to other financial guarantees and indemnity arrangements. The Company has provided indemnities and guarantees related to investments and other transactions that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. These obligations are typically subject to various time limitations, defined by the contract or by operation of law, such as statutes of limitation. In some cases, the maximum potential obligation is subject to contractual limitations, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, it is not possible to determine the maximum potential amount due under these guarantees. At December 31, 2009, the Company has no accrued liability balances associated with all other financial guarantees and indemnity arrangements.

Contingent Liabilities

On an ongoing basis, the Company’s internal supervisory and control functions review the quality of sales, marketing and other customer interface procedures and practices and may recommend modifications or enhancements. From time to time, this review process results in the discovery of product administration, servicing or other errors, including errors relating to the timing or amount of payments due to customers. In certain cases, if appropriate, the Company may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines.

It is possible that the results of operations or the cash flow of the Company in a particular annual period could be materially affected as a result of payments in connection with the matters discussed above or other matters depending, in part, upon the results of operations or cash flow for such period. The Company believes, however, that ultimate payments in connection with these matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on the Company’s financial position.

Litigation and Regulatory Matters

The Company may be subject to various pending or threatened legal or regulatory proceedings arising from the conduct of its business. Most of these matters are routine and in the ordinary course of business. Litigation and regulatory matters are subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of a litigation or regulatory matter. The Company believes, however, that the ultimate outcome of all pending or threatened litigation or regulatory matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on the Company’s financial position.

State Street Global Advisors

In October 2007, the Company filed an action in the United States District Court for the Southern District of New York, Prudential Retirement Insurance & Annuity Co. v. State Street Global Advisors, in the Company’s fiduciary capacity and on behalf of certain defined benefit and defined contribution plan clients of the Company, against an unaffiliated asset manager, State Street Global Advisors (“SSgA”) and SSgA’s affiliate, State Street Bank and Trust Company (“State Street”). This action seeks, among other relief, restitution of certain losses attributable to certain investment funds sold by SSgA as to which the Company believes SSgA employed investment strategies and practices that were misrepresented by SSgA and failed to exercise the standard of care of a prudent investment manager. The Company also intends to vigorously pursue any other available remedies against SSgA and State Street in respect of this matter. Given the unusual circumstances surrounding the management of these SSgA funds and in order to protect the interests of the affected plans and their participants while the Company pursues these remedies, the Company implemented a process under which affected plan clients that authorized the Company to proceed on their behalf have received payments from funds provided by the Company for the losses referred to above. The Company’s consolidated financial statements for the year ended December 31, 2007 include a pre-tax charge of $82 million, reflecting these payments to plan clients and certain related costs. In September 2008, the United States District Court for the Southern District of New York denied the State Street defendants’ motion to dismiss claims for damages and other relief under Section 502(a) (2) of ERISA, but dismissed the claims for equitable relief under Section 502(a) (3) of ERISA. In October 2008, defendants answered the complaint and asserted counterclaims for contribution and indemnification, defamation and violations of Massachusetts’ unfair and deceptive trade practices law. In February 2010, State Street reached a settlement with the SEC over

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

charges that it misled investigators about their exposure to subprime investments, resulting in significant investor losses in mid-2007. Under the settlement, State Street will pay approximately $313 million in disgorgement, pre-judgment interest, penalty and compensation into a Fair Fund that will be distributed to injured investors. Consequently, State Street paid the Company, for deposit into its separate accounts, $52.5 million. By the terms of the settlement, State Street’s payment to the Company does not resolve any claims the Company has against State Street or SSgA in connection with the losses in the investment funds SSgA managed, and the penalty component of State’s Street’s SEC settlement cannot be used to offset or reduce compensatory damages in the action against State Street and SSgA.

PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford, CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of

Prudential Retirement Insurance & Annuity Company:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, of stockholder’s equity and of cash flows present fairly, in all material respects, the financial position of Prudential Retirement Insurance and Annuity Company and its subsidiaries (collectively, the “Company”) at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 of the consolidated financial statements, the Company changed its method of determining and recording other-than-temporary impairment for debt securities on January 1, 2009. Also, the Company adopted a framework for measuring fair value on January 1, 2008 and changed its method of accounting for uncertainty in income taxes and for deferred acquisition costs in connection with modifications or exchanges of insurance contracts on January 1, 2007.

April 5, 2010

PART C

OTHER INFORMATION

ITEM 24.	FINANCIAL STATEMENTS AND EXHIBITS

(a)	FINANCIAL STATEMENTS

(1)	Financial Statements of Prudential Retirement Insurance and Annuity Company (Depositor) as of December 31, 2009 and the Financial Statements of the PRIAC Variable Contract Account A (Registrant), appear in the Statement of Additional Information (Part B of the Registration Statement). (Note 1)

(b)	EXHIBITS

	(1)	Resolution of the Board of Directors of Prudential Retirement Insurance and Annuity Company authorizing establishment of the PRIAC Variable Contract Account A. (Note 2, Exhibit 1)

	(2)	N/A

	(3)	Distribution Agreement between Prudential Investment Management Services, Inc. (Underwriter) and Prudential Retirement Insurance and Annuity Company (Depositor). (Note 2, Exhibit 3)

	(4)	(a) Form of the Variable Annuity Contract (Plan Type A). (Note 1)

(b) Form of the Variable Annuity Contract (Plan Type B). (Note 1)

(c) Form of Active Life Certificate (Plan Type A). (Note 1)

	(5)	(a) Application form for the Contract (Plan Type A). (Note 1)

(b) Application form for the Contract (Plan Type B). (Note 1)

	(6)	(a) Articles of Incorporation of Prudential Retirement Insurance and Annuity Company, as amended March 31, 2004. (Note 2, Exhibit 6(a))

(b) By-laws of Prudential Retirement Insurance and Annuity Company, as amended June 2006. (Note 1)

	(7)	(a) Contract of reinsurance in connection with variable annuity contract. (Note 1)

(b) Amendment to Contract of Reinsurance, dated June 16, 2008. (Note 1)

	(8)	Other material contracts performed in whole or in part after the date the registration statement is filed:

(a) Fund Participation Agreement (AST). (Note 3, Exhibit 8a)

(b) Fund Participation Agreement (Prudential). (Note 1)

(c) Trust Agreement. (Note 3, Exhibit 8c)

	(9)	Consent and Opinion of Adam Scaramella, Vice President and Corporate Counsel, as to legality of the securities being registered. (Note 1)

	(10)	Written consent of PricewaterhouseCoopers LLP, independent registered public accounting firm. (Note 1)

	(11)	N/A

	(12)	N/A

	(13)	Powers of Attorney for Christine C. Marcks, Bernard J. Jacob, Scott E. Gaul, John J. Kalamarides, Kevin M. Lalor, James M. O’Connor, Scott G. Sleyster and Robert McLaughlin. (Note 1)

(Note 1)	Filed herewith.

(Note 2)	Incorporated by reference to Pre-Effective Amendment No. 2 to Form N-4 Registration Statement No. 333-139334, filed April 25, 2007 on behalf of the PRIAC VARIABLE CONTRACT ACCOUNT A.

(Note 3)	Incorporated by reference to Post-Effective Amendment No. 4 to Form N-4 Registration Statement No. 333-145632, filed November 13, 2007.

ITEM 25.	DIRECTORS AND OFFICERS OF THE DEPOSITOR

The directors and major officers of Prudential Retirement Insurance and Annuity Company are listed below:

Name and Principal Business Address	Position and Offices with Depositor
Christine C. Marcks 280 Trumbull Street Hartford, CT 06103-3509	Chairman and President

Scott E. Gaul 280 Trumbull Street Hartford, CT 06103-3509	Director and Senior Vice President

Bernard J. Jacob 751 Broad Street Newark, NJ 07102-3714	Director, Treasurer and Chief Financial Officer

John J. Kalamarides 280 Trumbull Street Hartford, CT 06103-3509	Director and Senior Vice President

Kevin M. Lalor 200 Wood Avenue South Iselin, NJ 08830-2706	Director and Vice President

James M. O’Connor 200 Wood Avenue South Iselin, NJ 08830-2706	Director, Senior Vice President and Chief Actuary

Scott G. Sleyster 2 Gateway CTR Newark, NJ 07102-5005	Director and Executive Vice President

Robert H. Tyndall 200 Wood Avenue South Iselin, NJ 08830-2706	Senior Vice President

Phil Waldeck 280 Trumbull Street Hartford, CT 06103-3509	Senior Vice President

Craig R. Gardner 2 Gateway CTR Newark, NJ 07102-5005	Senior Investment Risk Officer

Richard R. Hrabchak 2 Gateway CTR Newark, NJ 07102-5005	Chief Investment Officer and Vice President

Robert McLaughlin 280 Trumbull Street Hartford, CT 06103-3509	Controller and Vice President

Stephen E. Wieler 200 Wood Avenue South Iselin, NJ 08830-2706	Secretary and Vice President

ITEM 26.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT –

Prudential Retirement Insurance and Annuity Company (“PRIAC”), a corporation organized under the laws of Connecticut, is a wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential”), a stock life insurance company organized under the laws of New Jersey. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (PFI), a New Jersey insurance holding company.

PRIAC may be deemed to control the following separate accounts which are registered as unit investment trusts under the Investment Company Act of 1940: PRIAC Variable Contract Account A, CIGNA Variable Annuity Separate Account I.

In addition, PRIAC and the Registrant may be deemed to be under common control with other insurers that are direct or indirect subsidiaries of PFI and their separate accounts.

The subsidiaries of Prudential Financial, Inc. are listed under Exhibit 21.1 of the Annual Report on Form 10-K of Prudential Financial, Inc., Registration No. 001-16707, filed February 26, 2010, the text of which is hereby incorporated by reference.

ITEM 27.	NUMBER OF CONTRACT OWNERS

As of May 4, 2010, there are no owners of qualified or nonqualified Contracts offered by the Registrant.

ITEM 28.	INDEMNIFICATION

The Registrant, in conjunction with certain of its affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

Connecticut, being the state of organization of Prudential Retirement Insurance and Annuity Company (“PRIAC”), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Connecticut law permitting indemnification can be found in Section 33-771 of the Connecticut General Statutes Annotated. The text of PRIAC’s By-law, Article IX, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 6(b).

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 29.	PRINCIPAL UNDERWRITERS

(a)	Prudential Investment Management Services LLC (PIMS)

PIMS is distributor for Cash Accumulation Trust; Prudential California Municipal Income Fund; Prudential Jennison Blend Fund, Inc.; Prudential Global Total Return Fund, Inc.; Prudential Government Income Fund, Inc.; Prudential Government Securities Money Market Fund; Prudential High Yield Fund, Inc.; Prudential Stock Index Fund; Prudential Institutional Money Market Fund, Inc.; Prudential MoneyMart Assets, Inc.; Prudential Muni High Income Fund; Prudential National Municipals Fund, Inc.; Prudential Jennison Natural Resources Fund, Inc.; Prudential Sector Funds, Inc.; Prudential Short-Term Corporate Bond Fund, Inc.; Prudential Jennison Small Company Fund, Inc.; Prudential Large-Cap Core Equity Fund; Prudential Small-Cap Core Equity Fund, Inc.; Prudential Total Return Bond Fund, Inc.; Prudential Jennison 20/20 Focus Fund; Prudential Jennison Mid-Cap Growth Fund, Inc.; Prudential Jennison Value Fund; Prudential International Equity Fund; Prudential Jennison Equity Income Fund; Prudential Mid-Cap Value Fund; The Prudential Investment Portfolios, Inc.; Prudential Strategic Value Fund; Prudential Jennison Select Growth Fund, Prudential Jennison Conservative Growth Fund; Prudential Small-Cap Value Fund; Prudential Asset Allocation Fund; Prudential Jennison Equity Opportunity Fund; Prudential Jennison Growth Fund; Prudential Conservative Allocation Fund; Prudential Growth Allocation Fund; Prudential Moderate Allocation Fund; Prudential Financial Services Fund; Prudential Jennison Health Sciences Fund; Prudential Jennison Utility Fund; Target Asset Allocation Funds; The Target Portfolio Trust; The Prudential Series Fund and Advanced Series Trust. PIMS is also distributor of the following other investment companies: Separate Accounts: Prudential’s Gibraltar Fund, Inc.; The Prudential Variable Contract Account-2; The Prudential Variable Contract Account-10; The Prudential Variable Contract Account-11; The Prudential Variable Contract Account-24; The Prudential Variable Contract G1-2; The Prudential Discovery Premier Group Variable Contract Account; The Prudential Discovery Select Group Variable Contract Account; and PRIAC Variable Contract Account A.

(b) Information concerning the officers and directors of PIMS is set forth below.

NAME AND PRINCIPAL BUSINESS ADDRESS*	POSITIONS AND OFFICES WITH UNDERWRITER
Charles F. Lowrey	President and Chief Executive Officer

Scott E. Benjamin	Executive Vice President

Christine C. Marcks 280 Trumbull Street Hartford, CT 06103-3509	Executive Vice President

Gary F. Neubeck 2 Gateway Center Newark, NJ 07102-5005	Executive Vice President

Judy A. Rice	Executive Vice President

Joanne M. Accurso – Soto	Senior Vice President

Peter J. Boland	Senior Vice President and Director of Operations

Donnamarie B. Dellechiaie 200 Wood Avenue South Iselin, NJ 08830	Senior Vice President and Co-Chief Compliance Officer

Mark R. Hastings	Senior Vice President and Chief Compliance Officer

Michael J. McQuade	Senior Vice President, Comptroller and Chief Financial Officer

Mark I. Salvacion	Senior Vice President, Secretary and Chief Legal Officer

John L. Bronson	Vice President and Deputy Chief Legal Officer

Noreen M. Fierro 751 Broad Street Newark, NJ 07102-3714	Anti-Money Laundering Officer
*	The address of each person named is Three Gateway Center, Newark, New Jersey 07102, unless otherwise noted above.

(c)	Commissions received by PIMS during last fiscal year with respect to annuities issued through the registrant separate account.

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Compensation
Prudential Investment Management Services, LLC	$-0-	$-0-	$-0-	$-0-

ITEM 30.	LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and documents required to be maintained by Section 31 (a) of the Investment Company Act of 1940 and the rules promulgated there under are maintained by the Registrant through PRIAC at the following addresses:

Prudential Retirement Insurance and Annuity Company

280 Trumbull Street

Hartford, Connecticut 06103

The Prudential Insurance Company of America

and Prudential Investment Management, Inc.

751 Broad Street

Newark, New Jersey 07102-3777

The Prudential Insurance Company of America

and Prudential Investment Management, Inc.

Gateway Buildings Two, Three and Four

100 Mulberry Street

Newark, New Jersey 07102

The Prudential Insurance Company of America

213 Washington Street

Newark, New Jersey 07102

The Prudential Insurance Company of America and

Prudential Investment Management, Inc.

80 Livingston Avenue

Roseland, New Jersey 07088

The Prudential Insurance Company of America

c/o Prudential Investment

30 Scranton Office Park

Scranton, Pennsylvania 18507-1789

The Prudential Insurance Company of America

200 Wood Avenue South

Iselin, New Jersey 08830

State Street Bank and Trust Company

801 Pennsylvania Avenue

Kansas City, Missouri 64105

ITEM 31.	MANAGEMENT SERVICES

Summary of any contract not discussed in Part A or Part B of the Registration Statement under which management-related services are provided to the Registrant—Not Applicable.

ITEM 32.	UNDERTAKINGS

(a)	Registrant undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b)	Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d)	Restrictions on withdrawal under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the U.S. Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988.

(e)	Prudential Retirement Insurance and Annuity Company hereby represents that the fees and charges deducted under the Contracts described in this Registration Statement are in the aggregate reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Prudential Retirement Insurance and Annuity Company.

TEXAS ORP

The Registrant intends to offer Contracts to Participants in the Texas Optional Retirement Program. In connection with that offering, Rule 6c-7 of the Investment Company Act of 1940 is being relied upon and paragraphs (a)-(d) of that Rule will be complied with.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Hartford and the State of Connecticut, on this 4th day of May 2010.

PRIAC VARIABLE CONTRACT ACCOUNT A (Registrant)

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY (Depositor)

BY:	/s/ Brent Walder
BRENT WALDER
VICE PRESIDENT

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURE AND TITLE

*
CHRISTINE C. MARCKS
CHAIRMAN AND PRESIDENT
*
BERNARD J. JACOB
CHIEF FINANCIAL OFFICER AND DIRECTOR
*
SCOTT E. GAUL
SENIOR VICE PRESIDENT AND DIRECTOR
*
JOHN J. KALAMARIDES
SENIOR VICE PRESIDENT AND DIRECTOR
*
KEVIN M. LALOR
VICE PRESIDENT AND DIRECTOR
*
JAMES M. O’CONNOR
SENIOR VICE PRESIDENT, CHIEF ACTUARY AND DIRECTOR
*
SCOTT G. SLEYSTER
EXECUTIVE VICE PRESIDENT AND DIRECTOR
*
ROBERT MCLAUGHLIN
CONTROLLER AND VICE PRESIDENT

*BY:	/s/ Adam Scaramella
ADAM SCARAMELLA
(ATTORNEY-IN-FACT)

EXHIBIT INDEX

Exhibit No.	Description
4(a)	Form of the Variable Annuity Contract (Plan Type A).

4(b)	Form of the Variable Annuity Contract (Plan Type B).

4(c)	Form of Active Life Certificate (Plan Type A).

5(a)	Application form for the Contract (Plan Type A).

5(b)	Application form for the Contract (Plan Type B).

6(b)	By-Laws of Prudential Retirement Insurance and Annuity Company, as amended June 2006.

7(a)	Contract of Reinsurance in connection with the variable annuity contract.

7(b)	Amendment to Contract of Reinsurance, dated June 16, 2008.

8(b)	Fund Participation Agreement between Prudential Retirement Insurance and Annuity Company & Prudential Investments LLC.

9	Consent and Opinion of Adam Scaramella, Vice President and Corporate Counsel, as to the legality of the securities being registered.

10	Written consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

13	Powers of Attorney for Christine C. Marcks, Bernard J. Jacob, Scott E. Gaul, John J. Kalamarides, Kevin M. Lalor, James M. O’Connor, Scott G. Sleyster and Robert McLaughlin.